Exhibit 2.1

13 July 2025

Perrigo Company plc

(as Seller)

and

Kairos Bidco AB

(as Purchaser)

MASTER SALE AND PURCHASE AGREEMENT

for the sale and purchase of certain parts of Perrigo’s European skin care business

CERTAIN CONFIDENTIAL INFORMATION IN THIS DOCUMENT, MARKED BY

[***], HAS BEEN OMITTED BECAUSE IT IS BOTH NOT MATERIAL AND THE

TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL

i

34.	CONFIDENTIALITY, ANNOUNCEMENT	61

35.	RESTRICTIONS ON ASSIGNMENT	63

36.	COSTS	64

37.	SALES AND TRANSFER TAXES	64

38.	MISCELLANEOUS	64

LIST OF ANNEXES

Annex 4.2(a)(ii)(C)	Products and Sold Product Registrations

Annex (C)	Selling Entities

Annex (I)-1	Intercompany Agreements

Annex (I)-2	Form of Intercompany Agreement Termination Agreement

Annex 1.1-1	Definitions

Annex 1.1-2	Seller’s Knowledge

Annex 1.1-3	Territory

Annex 1.1-4	Agreed Forms

Annex 1.1-5	Sold Assets

Annex 2.2	Form of the Share Transfer Instrument

Annex 3.1(a)	Form of the Local Asset Transfer Agreements

Annex 3.1(b)	Form of the Global IP Transfer and License Agreement

Annex 3.2(e)	Sold Agreements

Annex 4.2(a)(ii)(A)	Illustrative Calculation of the Closing Date Cash

Annex 4.2(a)(ii)(B)	Illustrative Calculation of the Closing Date Financial Debt

Annex 4.2(a)(ii)(C)	Closing Date Working Capital

Annex 4.2(d)	Sample Calculation Share Purchase Price

Annex 5.1(g)	Net Sales

Annex 5.5	Sample Calculation of the Earn-Outs

Annex 5.6(b)	Purchaser Minimum A&P Spend Obligations

Annex 5.6(d)	Illustrative Example Compensation Measure

Annex 7.1	Pre-Closing Undertakings

Annex 7.2	Employee Transfer Undertakings

Annex 7.3(a)(ii)	Carve-In Assets

Annex 7.3(a)(iii)	Share Deal Entity Carve-Out Assets

Annex 7.3(b)	Nordics Reorganization Plan

Annex 7.5	Seller A&P Spend

Annex 11.3(o)	Closing Bring-Down Certificate

Annex 11.6	Closing Confirmation

Annex 12.1	Draft Transfer Plan

Annex 12.2	Transfer Preparation Plan

Annex 20.1	Silver Employees

Annex 22.1	Seller Representations

Schedule 4.1	Intellectual Property Rights

Schedule 4.5	IP Encumbrances and Rights Granted

Schedule 4.9	IP Infringement

Schedule 12.1	Sold Agreements

Schedule 14.2	Material Leases

Schedule 15.2	Incentive Plans

Schedule 15.4	Works Council

Schedule 15.5	Collective Bargaining Agreements

Schedule 15.7	Transaction Payment

Schedule 15.9	Pensions Plans

Schedule 16.2	Litigation

Schedule 17.2	Data Protection

Schedule 18	Insurance

Schedule 21	Tax

Annex 22.4	Provisions for the Protection of the Seller

Annex 23.1	Purchaser Representations

Annex 25.2(b)-1	Agreed Form for the Indemnification Waiver

Annex 25.2(b)-2	Agreed Form for the Aco Hud Shareholder’s Resolution

Annex 25.2(b)-3	Agreed Form for the Share Deal Entities Shareholder’s Resolution

Annex 34.2	Public Announcement

THIS AGREEMENT is made on 13 July 2025

between

(1)

Perrigo Company plc, a public limited company incorporated under the laws of Ireland, with business address at The Sharp Building, Hogan Place, Dublin 2, Dublin, D02TY74, Ireland, registered in the Irish Companies Registration under registration number 529592 (the “Seller”);

and

(2)	Kairos BidCo AB, a company incorporated in Sweden with registered number 559497-7471, with registered office at C/O TMF Sweden AB, Vasagatan 38, 111 20 Stockholm (the “Purchaser”);

The Seller and the Purchaser each a “Party” and collectively the “Parties”.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

WHEREAS

(A)

The Seller is the parent company of the Perrigo group (the “Perrigo Group”), a group of companies with the focus in consumer self-care whose product portfolio includes the cosmetic products, medicinal products and medical devices listed in Annex (A) on an SKU basis (the “Products”)

(B)

Perrigo Pharma Holding Nederland B.V., a company incorporated under the laws of the Netherlands with statutory seat in Kralingseweg 201, 3062 CE Rotterdam, Netherlands, registered at the Netherlands Chamber of Commerce under the number 09091869 (“Perrigo Pharma Holding NL”) and Perrigo Holding NV, a stock corporation incorporated under the laws of Belgium with statutory seat in Zuiderpoort Office Park Atrium B, Gaston Crommenlaan 6, bus 606, 9050 Gent, Belgium, registered in the Crossroads Bank for Enterprises under the number 0431.676.229 (“Perrigo Holding”; together with Perrigo Pharma Holding NL the “Share Sellers” and each a “Share Seller”) are the sole shareholders of Aco Hud Nordic AB, a Swedish private corporation (aktiebolag), with its registered office in Upplands Väsby kommun, Stockholms län, and its business address at Box 622, 194 26 Upplands, Väsby, Sweden, and registered with the Swedish Companies Registration Office (Bolagsverket) under registration number 556602-6224 (“Aco Hud” and all outstanding and issued shares in Aco Hud, the “Sold Shares”). Aco Hud, in turn, is the sole shareholder of (i) Perrigo Norge AS, Perrigo Suomi Oy, and Perrigo Danmark A/S (together with Aco Hud, the “Share Deal Entities” and each a “Share Deal Entity”) and (ii) Perrigo Sverige AB, a Swedish private corporation (aktiebolag), with its registered office in Stockholm kommun, Stockholms län, and its business address at Box 7009, 164 07 Kista, Sweden, and registered with the Swedish Companies Registration Office (Bolagsverket) under registration number 556111-8042 (the “RemainCo”).

(C)

The Seller is the direct and indirect shareholder of certain entities set out in Annex (C) (such entities, the “Selling Entities” and each a “Selling Entity”) which are the legal owners of the Sold Assets (as defined in Annex 1.1-1) relating to the manufacture, packaging, sale and distribution of the Products (the Sold Assets together with the business of the Share Deal Entities related to the Products (including the Carve-In Assets (as defined in Section 7.3(b)(i)) that have been sold and transferred to a Share Deal Entity prior to the Closing), the “Sold Business”).

(D)	The Purchaser is a company incorporated in Sweden, which is ultimately controlled by certain “KKR”-branded funds.

(E)

The Seller wishes to cause the Share Sellers to sell and transfer their respective Sold Shares to the Purchaser, and the Purchaser wishes to purchase and acquire the Sold Shares from the Share Sellers.

(F)

The Seller wishes to cause each Selling Entity to sell and transfer the Sold Assets and Assumed Liabilities (as defined in Annex 1.1-1) to the Purchaser, and the Purchaser wishes to purchase and acquire the Sold Assets and the Assumed Liabilities from the Selling Entities.

(G)

The Purchaser further wishes to obtain from the Seller certain assistance in relation to the transfer and separation of the Sold Assets under the terms and conditions set out in this Agreement and the Ancillary Agreements (as defined in Annex 1.1-1).

(H)

The Seller wishes to cause the Share Deal Entities and the RemainCo, as applicable, to sell and transfer, or purchase and acquire, as applicable, prior to the Closing Date (as defined in Annex 1.1-1) (i) certain assets which do not form part of the Sold Business from the Share Deal Entities to RemainCo, and (ii) certain assets which are currently held by RemainCo and/or other Selling Entities which form part of the Sold Business from such entities to the Share Deal Entities.

(I)

The Seller wishes to terminate and to cause each Share Deal Entity to terminate the Intercompany Agreements (as defined in Annex 1.1-1) under the terms and conditions set out in the Intercompany Agreement Termination Agreements (as defined in Annex 1.1-1).

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement the expressions listed in Annex 1.1-1 shall have the meanings ascribed to them therein or in the Section of this Agreement set out in Annex 1.1.

1.2	Interpretation

In this Agreement unless the context otherwise requires:

(a)

References to a Section, Annex or Schedule are to a Section of, an Annex of or a Schedule to, this Agreement. References to this Agreement include its Annexes and Schedules and references in an Annex or Schedule or part of an Annex or Schedule to a paragraph are to a paragraph of that Annex or Schedule or that part of that Annex or Schedule;

(b)

References to this Agreement or any other document or to any specified provision in any of them are to this Agreement, that document or that provision as in force for the time being and as amended from time to time in accordance with their terms or, as the case may be, with the agreement of the relevant parties;

(c)

Words importing the singular include the plural and vice versa, words importing a gender include every gender and references to persons include corporations, partnerships and other unincorporated associations or bodies of persons;

(d)

The words and phrases “other”, “including” and “in particular” (or any similar term) shall not limit the generality of any preceding words or be construed as being limited to the same class as the preceding words where a wider construction is possible;

(e)	A reference to any enactment shall include:

(i)	any provision which it has re-enacted (with or without modification) or modified; and

(ii)	that enactment as re-enacted, replaced or modified from time to time, whether before, on or after the date of this Agreement;

but any such changes taking effect after the date of this Agreement shall not impose additional liabilities or obligations on any of the parties or deprive any of them of any right, in each case under this Agreement;

(f)

References to books, records or other information, unless otherwise set out in this Agreement, include paper, electronically or magnetically stored data, film, microfilm and information in any other form and references to “writing” or “written” include emails and any other method of reproducing words in a legible and non-transitory form; and

(g)

The contents table and the descriptive headings to sections, schedules and paragraphs in this Agreement are inserted for convenience only, have no legal effect and shall be ignored in interpreting this Agreement.

2.	SALE AND TRANSFER OF THE SOLD SHARES

2.1	Sale of the Sold Shares

Subject to the terms and conditions of this Agreement, the Seller shall cause the Share Sellers to sell and transfer, and the Purchaser hereby purchases and accepts the sale of, the Sold Shares.

2.2	Transfer of the Sold Shares

Legal title to the Sold Shares shall be transferred from each Share Seller to the Purchaser on the Closing Date by entering into the share transfer instrument substantially in the form as attached hereto as Annex 2.2 (the “Share Transfer Instrument”).

3.	SALE AND TRANSFER OF THE SOLD ASSETS

3.1	Sale and Transfer of the Sold Assets

(a)

Subject to the terms and conditions of this Agreement and the Transfer Plan (as defined in Section 12.1), the Seller shall cause the Selling Entities to sell and transfer, and the Purchaser hereby purchases and accepts the sale of, the Sold Assets (except for the Sold Intellectual Property Rights) in each case free from any Encumbrances (except for Encumbrances incurred in ordinary course for the benefit of the Sold Business) by entering into local asset transfer agreements substantially in the form attached hereto in Annex 3.1(a) (“Local Asset Transfer Agreements”), which shall incorporate the terms and conditions of this Agreement.

(b)

On the Closing Date, the Sold Intellectual Property Rights shall be transferred by the Seller procuring that the relevant Selling Entities enter into a global IP transfer and license agreement with the Purchaser or an Affiliate of the Purchaser substantially in the form attached hereto as Annex 3.1(b) (“Global IP Transfer and License Agreement”).

3.2	Requirements for the Transfer of the Sold Assets

(a)	Transfer of Sold Product Registrations

The transfer of the Sold Product Registrations shall be governed by the provisions of Section 13.

(b)	Transfer of Sold Records and Sold Artwork

The transfer of the Sold Records and Sold Artwork shall be governed by the provisions of Section 14.

(c)	Transfer of Sold Safety Data

The transfer of the Sold Safety Data shall be governed by the provisions of Section 15.

(d)	Transfer of Sold Commercialization Data

The transfer of the Sold Commercialization Data shall be governed by the provisions of Section 16.

(e)	Transfer of the Sold Agreements

The transfer of the Sold Agreements shall be governed by the provisions of Section 17.

(f)	Transfer of the Sold Inventory

The transfer of the Sold Inventory shall be governed by the provisions of Section 18.

(g)	Transfer of the Transferred Employees

The transfer of the Transferred Employees shall be governed by to the provisions of Section 20.

3.3	Retention of Copies

The Seller and the Selling Entities shall be permitted to retain copies of any physical or electronic document or other data transferred to the Purchaser and any of its Affiliates. Section 34.1 shall apply mutatis mutandis to any retain copies.

3.4	Wrong Pocket Assets

(a)

If at any time within twelve (12) months after the Closing, either the Purchaser or the Seller reasonably determines that there may be additional assets owned by the Seller or a Selling Entity that fall under the same asset categories as the Sold Assets and that should have been included in the Sold Assets, then it shall promptly notify the other, and the Seller shall, as soon as reasonably practicable thereafter, cause the respective Selling Entity to transfer such assets to the Purchaser to the extent they are related to the Products and to include them within the Sold Assets (and shall also comprise any Assumed Liabilities related thereto accordingly), at nil additional consideration. Notwithstanding anything to the contrary, the Seller shall have final decision-making authority with regard to the foregoing, provided that the Seller shall consider in good faith any comments or objections the Purchaser may raise with respect to the Seller’s decision. The Seller shall have no liability for any such alleged omission unless such omission was due to fraud or willful misconduct; for the avoidance of doubt, the Seller shall remain obliged to transfer the omitted asset to the Purchaser in accordance with this Section 3.4(a). Upon notification in accordance with this Section 3.4(a), the Seller shall hold the omitted assets on behalf of the Purchaser until their transfer to the Purchaser or the Share Deal Entities, and, if any third-party consents are required, shall use all reasonable efforts to obtain such consent or waiver. Any taxes arising out of the transfer of omitted assets from the Seller to the Purchaser or a Share Deal Entity pursuant to this Section 3.4(a) shall be borne by the Seller; as with regards to VAT Section 28.3 and with regards to Sale and Transfer Taxes Section 37 shall continue to apply to the transfer of the omitted assets.

(b)

If at any time within twelve (12) months after the Closing, either the Purchaser or the Seller becomes aware that any of the Excluded Assets have been transferred to the Purchaser or any of its Affiliates, it shall promptly notify the other and the Parties shall, as soon as reasonably practicable thereafter, cause that such property is transferred to the respective Selling Entity that has transferred the respective Excluded Assets to the Purchaser or any of its Affiliates, at nil consideration. Upon notification in accordance with this Section 3.4(b), the Purchaser shall hold the transferred assets on behalf of the Seller until their transfer to the Seller, and, if any third-party consents are required, shall use all reasonable efforts to obtain such consent or waiver.

(c)	Section 3.4(a) and Section 3.4(b) shall not apply with respect to any Intellectual Property Rights.

(d)

If at any time within twelve (12) months after the Closing, either the Purchaser or the Seller reasonably determines that any Intellectual Property Right that exclusively relates to the Sold Business is owned or controlled by the Seller or any of its Affiliates (except for any Share Deal Entity) at the Closing Date, but was not included in the Sold Assets, then it shall promptly notify the other, and the Seller shall, as soon as reasonably practicable thereafter, transfer or cause the respective Affiliate to transfer such omitted Intellectual Property Right to the Purchaser and include it within the Sold Assets, for no further consideration or compensation. Notwithstanding anything to the contrary, the Seller shall have final decision-making authority with regard to the foregoing, provided that the Seller shall consider in good faith any comments or objections the Purchaser may raise with respect to the Seller’s decision. The Seller shall have no liability for any such alleged omission unless such omission was due to fraud or willful misconduct; for the avoidance of doubt, the Seller shall remain obliged to transfer the omitted Intellectual Property Right to the Purchaser in accordance with this Section 3.4(d). Upon notification in accordance with this Section 3.4(d), the Seller (or the respective Affiliate) shall hold the relevant Intellectual Property Right on behalf of the Purchaser until its transfer to the Purchaser, and, if any Governmental Authority or third-party consent or waiver is required, shall use all reasonable efforts to obtain such consent or waiver. Any taxes arising out of the transfer of omitted Intellectual Property Rights to the Purchaser pursuant to this Section 3.4(d) shall be borne by the Seller; as with regards to VAT Section 28.3 and with regards to Sale and Transfer Taxes Section 37 shall continue to apply to the transfer of the omitted assets.

(e)	If at any time within twelve (12) months after the Closing, either the Purchaser or the Seller reasonably determines that any Intellectual Property Right that

(A)	does not exclusively relate to the Sold Business

(I)	is owned or controlled by any of the Share Deal Entities at Closing, or

(II)	was assigned under the Global IP Transfer and License Agreement, and

(B)	is not

(I)	an Intellectual Property Right that subsists in or with respect to Packaging, any Sold Artwork, any Sold Commercialization Data, any Sold Product Registrations, or any Sold Registration Dossiers, or

(II)

the subject matter of a license, right, permission or consent granted under the Global IP Transfer and License Agreement to a Selling Entity or under the Perrigo License Agreement to any Share Deal Entity,

it shall promptly notify the other and the Purchaser shall, as soon as reasonably practicable thereafter, transfer or cause that such Intellectual Property Right is transferred to the respective Selling Entity that has assigned the respective Intellectual Property Right under the Global IP Transfer and License Agreement or to an Affiliate of the Seller, for no consideration or compensation. Upon notification in accordance with this Section 3.4(e), the Purchaser (or the respective Affiliate) shall hold the relevant Intellectual Property Right on behalf of the respective Selling Entity or relevant Affiliate of the Seller until its transfer to the respective Selling Entity or relevant Affiliate of the Seller, and, if any Governmental Authority or third-party consent or waiver is required, shall use all reasonable efforts to obtain such consent or waiver.

3.5	Assumption of Liability

(a)	Assumed Liabilities

As of the Closing, the Purchaser shall assume, and shall satisfy, perform, pay and discharge when due, and defend, hold harmless and indemnify the Seller and the Selling Entities from, the Assumed Liabilities.

(b)	Excluded Liabilities

The Seller shall, and shall cause the Selling Entities to retain and pay, perform and discharge when due, and defend, hold harmless and indemnify the Purchaser from, the Excluded Liabilities.

4.	CONSIDERATION

4.1	Total Purchase Price

The consideration for the Sold Shares, the Sold Assets and the Assumed Liabilities, to be paid by the Purchaser to the Seller shall be equal to the sum of the Final Share Purchase Price, the Total Asset Purchase Price and the Earn-Outs (as defined below) (if any) (the “Total Purchase Price”). The Share Purchase Price, the Total Asset Purchase Price, and the Earn-Outs (if any) shall be determined individually as further set out in Sections 4.2, 4.3 and 5.

4.2	Share Purchase Price

(a)	Purchase Price for the Sold Shares

(i)	The consideration for the Sold Shares (the “Share Purchase Price”) shall be the aggregate of:

(A)	a fixed amount of EUR 210,000,000.00 (in words: two hundred and ten million Euros) (the “Base Amount”);

(B)	plus the Closing Date Cash of the Share Deal Entities;

(C)	minus the Closing Date Financial Debt of the Share Deal Entities; and

(D)	plus the Working Capital Surplus or minus the Working Capital Shortfall, as the case may be;

in each case as of the Closing Date as determined on the basis of the Closing Date Statement (as defined below).

(ii)	Certain Definitions

For the purposes of this Agreement:

(A)

“Closing Date Cash” means, as of per 24:00 hrs. CE(S)T of the Closing Date for each Share Deal Entity in Euro up to a maximum amount of EUR 2,000,000 (two million Euros), the consolidated amount of “cash and cash equivalents” as such term is determined in accordance with the Applicable Accounting Principles (as defined below), net of all outstanding checks, drafts and wires which have not been cleared (but including deposits in transit); provided, however, that “cash and cash equivalents” shall be freely usable without being subject to any Tax or statutory holding requirements and shall not be collateralized or restricted cash; an illustrative calculation of the Closing Date Cash is set out in Annex 4.2(a)(ii)(A).

(B)

“Closing Date Financial Debt” means, as of per 24:00 hrs. CE(S)T of the Closing Date for each Share Deal Entity in Euro, the consolidated amount of (a) any obligations for borrowed money and any other transaction having the commercial effect of a borrowing, (b) any obligations evidenced by credit agreements, bonds, notes, debentures, letters of credit or similar contracts, (c) any amount of all legally approved, but unpaid, dividends to shareholders, (d) any obligations of such under conditional sale, title retention or similar contracts or arrangements creating an obligation with respect to the deferred purchase price of property, securities or other assets (including any “earn-out,” milestone payment, contingent purchase price payment or any other unpaid amount under any acquisition contract), (e) any net obligations in respect of interest rate, currency or commodity swaps, collars, caps, hedges, futures contract, forward contract, option or other derivative instruments or arrangements, (f) any liabilities, provisions, or other accruals due from defined benefit plans or provide for termination indemnities or jubilees, (g) any accruals and provisions for outstanding severance payments (h) any amount of factored receivables not included in Closing Date Working Capital (i) any accrual, reserve or other liability related to any pending litigation or legal action (j) any accrued interest, premiums, penalties, breakages, “make whole amounts”, prepayment penalties and other obligations relating to the obligations described in the foregoing clauses, (k) Transaction Expenses, (l) the Income Tax Liability Amount, net of any payments made on account, (m) any obligations of such person to guarantee any of the foregoing types of obligations on behalf of any, (n) any Taxes incurred or due related to any of the above items; an illustrative calculation of the Closing Date Financial Debt is set out in Annex 4.2(a)(ii)(B). The trial balance accounts included in the illustrative calculation set out below represent the trial balance accounts to be included in Closing Date Financial Debt of the Share Deal Entities. However, the amounts contained within the line items shall not form part of the calculation of Closing Date Financial Debt of the Share Deal Entities. For the avoidance of doubt, to the extent any new account codes are created between December 31, 2024 and Closing, the amounts included therein will be allocated to an account code existing as of December 31, 2024 in the illustrative calculation below which is closest in nature and classification to the new account code. In case of a conflict between the illustrative calculations and the Closing Date Financial Debt definition in this paragraph, the Closing Date Financial Debt definition herein shall prevail.

(C)

“Closing Date Working Capital” means the consolidated amount of the line items set forth in Annex 4.2(a)(ii)(C) under the heading “Closing Date Working Capital” of each Share Deal Entity in Euro as per 24:00 hrs. CE(S)T of the Closing Date.

(D)	“Target Working Capital” shall be an amount of EUR 13,000,000.00.

(E)	“Upper Closing Date Working Capital Threshold” means an amount equal to EUR 14,000,000, representing the upper limit of the corridor applied to the Target Working Capital.

(F)	“Lower Closing Date Working Capital Threshold” means an amount equal to EUR 12,000,000, representing the lower limit of the corridor applied to the Target Working Capital.

(G)	“Working Capital Surplus” means the amount by which the Closing Date Working Capital exceeds the Upper Closing Date Working Capital Threshold.

(H)	“Working Capital Shortfall” means the amount by which the Closing Date Working Capital falls short of the Lower Closing Date Working Capital Threshold.

(b)	Preliminary Share Purchase Price

(i)

No later than ten (10) Business Days prior to the Closing Date, the Seller shall deliver to the Purchaser a written statement of the Seller’s reasonable good faith estimate of the Share Purchase Price (“Preliminary Share Purchase Price”), including the Seller’s reasonable good faith estimate of the consolidated amounts of the Closing Date Cash, the Closing Date Financial Debt, and the Closing Date Working Capital.

(ii)

The estimates of the consolidated amounts of the Closing Date Cash, the Closing Date Financial Debt, and the Closing Date Working Capital shall be based on the Applicable Accounting Principles. The notification of the foregoing estimates shall include reasonable documentation and details supporting such estimates.

(c)	Final Share Purchase Price

(i)

Following the Closing Date, the consolidated amounts of the Closing Date Cash, the Closing Date Financial Debt, and the Closing Date Working Capital as well as the resulting amount of the Share Purchase Price (the “Final Share Purchase Price” and together with the Total Asset Purchase Price, the “Final Total Purchase Price”) shall be determined in accordance with the procedure described in Section 6. As part of such procedure, the Parties shall discuss in good faith whether the allocation between the Share Purchase Price in general or the Base Amount specifically and the Asset Purchase Price of currently 70/30, has to be adjusted to reflect a purchase price allocation on the basis of the respective fair market values. If the Parties cannot agree on an adjustment, each of the Seller and the Purchaser shall be entitled to request a final decision by the Neutral Auditor; Section 6.7 shall apply accordingly.

(ii)

Upon the Closing Date Statement (as defined below) becoming binding on the Seller and the Purchaser pursuant to Section 6, any difference between the Final Share Purchase Price and the Preliminary Share Purchase Price (the “Share Purchase Price Adjustment Amount”) shall be settled as follows:

(A)

If the Final Share Purchase Price exceeds the Preliminary Share Purchase Price, the Purchaser shall pay to the Seller the Share Purchase Price Adjustment Amount by wire transfer into the Seller’s Account.

(B)

If the Final Share Purchase Price falls short of the Preliminary Share Purchase Price, the Seller shall pay to the Purchaser the Share Purchase Price Adjustment Amount, by wire transfer into a bank of account of the Purchaser notified by the Purchaser to the Seller in writing at least five (5) Business Days prior to the Share Purchase Price Adjustment Amount becoming due and payable in accordance with Section 4.2(c)(ii)(C).

(C)

Any payment of a Share Purchase Price Adjustment Amount shall become due and payable ten (10) Business Days after the Closing Date Statement becoming binding on the Seller and the Purchaser pursuant to Section 6.

(d)	Sample Calculation of the Share Purchase Price

A sample calculation of the Share Purchase Price is attached hereto as Annex 4.2(d), it being understood that any numbers included in Annex 4.2(d) shall (unless explicitly provided otherwise therein) be exemplary numbers for reference purposes only and shall have no effect on the calculation of the Share Purchase Price.

4.3	Asset Purchase Price

(a)

The consideration for the Sold Assets (excluding the Sold Inventory but including any licenses granted by the Seller or any Selling Entity under this Agreement or any Ancillary Agreement and including any licenses granted by Share Deal Entities under this Agreement or any Ancillary Agreement) and the Assumed Liabilities shall amount to the EUR 90,000,000.00 (in word: ninety million Euros) (the “Asset Purchase Price”). The Asset Purchase Price is fixed.

(b)

No later than ten (10) Business Days prior to the Closing Date the Seller shall notify the Purchaser in writing of the estimated quantities of the Sold Inventory as of the Closing Date and the preliminary amount of the consideration for the Sold Inventory which shall be calculated based on the price paid or payable by the Selling Entity or any of its Affiliates to the respective supplier of the relevant units of such Sold Inventory and any additional costs incurred in connection with Manufacturing of the finished Product, plus any customs, import or excise duty and any freight, insurance and transportation costs, in each case incurred by the Selling Entity or any of its Affiliates in connection with the transportation of the relevant unit to the relevant warehouse in the relevant Territory (the “Preliminary Inventory Purchase Price”).

(c)

The final consideration for the Sold Inventory shall be determined by the Seller on the basis of the actual quantities of the Sold Inventory as they exist on the Closing Date in accordance with Section 4.3(b) and notified to the Purchaser in writing not later than twenty (20) Business Days following the Closing (the “Inventory Purchase Price” and together with the Asset Purchase Price, the “Total Asset Purchase Price”). Should such adjustments differ from the amount of the Preliminary Inventory Purchase Price paid on the Closing Date, the relevant Party shall pay, or cause to be paid, the difference to the other Party. Section 4.2(c)(ii) shall apply mutatis mutandis.

4.4	Total Purchase Price Allocation

(a)	The Final Share Purchase Price shall be allocated to the Share Sellers pro rata to their shareholdings in Aco Hud.

(b)

The Total Asset Purchase Price shall be allocated to the Selling Entities in accordance with a asset purchase price allocation notice to be provided by the Seller to the Purchaser prior to the Closing Date.

(c)

The Earn-Outs (if any) shall be allocated between the Share Sellers and the Selling Entities in the same ratio as the sum of the Final Share Purchase Price and the Total Asset Purchase Price is being allocated amongst the Share Sellers and the Selling Entities. The portion of the Earn-Outs (if any) allocated to (i) the Share Sellers shall be allocated amongst the Share Sellers pro rata to their shareholdings in Aco Hud and (ii) the Selling Entities shall be allocated amongst the Selling Entities in accordance with the allocation notified by the Seller to the Purchaser in accordance with Section 4.4(b).

4.5	Payment Due

The Preliminary Share Purchase Price, the Asset Purchase Price and the Preliminary Inventory Purchase Price are due and payable on the Closing Date and shall be paid by wire transfer to the Seller’s bank account notified by the Seller to the Purchaser in writing at least five (5) Business Days prior to the Closing Date (the “Seller’s Bank Account”). The Seller shall act as receiving agent on behalf of the Share Sellers and the Selling Entities with regard to the any considerations payable by the Purchaser to the Seller in accordance with this Agreement.

4.6	VAT and Withholding Taxes

(a)

The Total Purchase Price is a net amount and does not include any VAT or other Sales and Transfer Taxes. As regards VAT Section 28.3 shall apply, as regards Sales and Transfer Taxes Section 37 shall apply, and as regards Withholding Taxes Section 4.6(b) shall apply.

(b)

All amounts due hereunder or in connection with this Agreement shall be paid in full to the Seller and without reduction or deduction for any withholding taxes or other Taxes (together the “Withholding Taxes”), and the Purchaser will be responsible for payment of all such taxes, fees, duties, and charges, and any related penalties and interest, arising from the payment of amounts due under this Agreement. To the extent the Purchaser is required to deduct and withhold Withholding Taxes on any payments to the Seller, the amount of the payment due from the Purchaser shall be increased to an amount which (after making the respective tax deduction or withholding) leaves an amount equal to the payment which would have been due if no such tax deduction or withholding had been required and the Purchaser shall pay the amounts of such taxes to the proper Governmental Authority in a timely manner and promptly transmit to the Seller an official tax certificate or other evidence of such withholding and any credit or refund obtained, utilized and retained by the Seller (or a Selling Entity) in relation to such Withholding Taxes shall be paid by the Seller to the Purchaser. The Parties shall reasonably cooperate with each other to ensure that any amounts required to be withheld by the Purchaser are reduced or mitigated to the extent permitted by Applicable Law. In particular, if under any applicable tax treaty or otherwise a reduction of rate of, or the elimination of, applicable withholding Tax is possible, the Seller shall upon written and detailed request by the Purchaser deliver to Purchaser or the appropriate

Governmental Authority (with the assistance of Purchaser to the extent that this is required and is requested in writing) any information and documents (including prescribed forms or certificates) necessary to reduce the applicable rate of withholding or to relieve Purchaser of its obligation to withhold such Tax, and Purchaser shall apply the reduced rate of withholding or dispense with withholding, as the case may be; provided that any such Purchaser’s request is in line with Applicable Law and such requested information and documents (including prescribed forms or certificates) are available for the Seller or can be obtained by the Seller with reasonable effort.

4.7	Payment Default

If any payment owed by the Purchaser under this Agreement is not paid in whole or in part as and when due, this shall result in the Purchaser’s immediate default, without any reminder being required. Without prejudice to any other contractual or statutory rights of the Seller, in order to compensate the Seller for the damages incurred in case of default, the outstanding amount shall bear additional default interest from and including the date it becomes due until but excluding the date of actual receipt by the Seller at an interest rate of 8% (eight per cent) per annum.

5.	EARN-OUTS

Subject to Closing having occurred and subject to the terms and conditions set forth in this Section 5, the Purchaser agrees that the Seller shall receive an additional consideration for the Sold Shares, the Sold Assets and the Assumed Liabilities of up to EUR 27,000,000.00 (in words: Euro twenty-seven million) in relation to the financial performance of the ACO Brand and the Biodermal Brand in the financial years 2025, 2026 and 2027 (the “Earn-Outs”). The Seller shall be entitled to the Earn-Outs as further set out in this Section 5.

5.1	Certain Definitions

For the purposes of this Section 5,

(a)	“ACO Brand” shall mean the “ACO”-branded Products, which in any event include the Cliniderm, Canoderm, Minderm, and Cosmica Products;

(b)	“ACO Net Sales” shall mean the Net Sales related to the ACO Brand;

(c)	“Biodermal Brand” shall mean the “Biodermal”-branded Products;

(d)	“Biodermal Net Sales” shall mean the Net Sales related to the Biodermal Brand;

(e)	“Earn-Out Business” shall mean the business related to the Aco Brand and Biodermal Brand as conducted from time to time;

(f)	“Earn-Out Payment” shall mean any entitlements of the Seller pursuant to Sections 5.2 and 5.3 with any portion being rounded to two (2) decimal places (Nachkommastellen); and

(g)	“Net Sales” shall be defined and calculated as set out in Annex 5.1(g).

5.2	ACO Brand Earn-Out

A portion of the Earn-Outs shall be paid with respect to the ACO Brand and shall be determined and calculated on the basis of the ACO Net Sales in the financial years 2025, 2026 and 2027 (such Earn-Outs relating to the ACO Brand, the “ACO Brand Earn-Out”).

(a)	If the ACO Net Sales for the period commencing 1 January 2025 and ending 31 December 2025 (“FY 2025”) amount to

(i)

less than EUR 92,500,000.00, the Seller shall not be entitled to any ACO Brand Earn-Out in the FY 2025, whereas, for the avoidance of doubt, the Seller shall in this case not be obliged to repay any amount to the Purchaser (i.e., there shall be no “negative earn-out”); or

(ii)

EUR 92,500,000.00 or more but less than EUR 95,000,000.00, the Seller shall be entitled to a portion of the ACO Brand Earn-Out being calculated by means of linear interpolation (sliding scale) between EUR 0.00 on the lower end (i.e., if the ACO Net Sales in the FY 2025 amount to EUR 92,500,000.00) and EUR 8,000,000.00 on the upper end (i.e., if the ACO Net Sales in the FY 2025 amount to EUR 95,000,000.00); or

(iii)	EUR 95,000,000.00 or more, the Seller shall be entitled to the ACO Brand Earn-Out in the amount of EUR 8,000,000.00.

(b)	If the ACO Net Sales for the period commencing 1 January 2026 and ending 31 December 2026 (“FY 2026”) amount to

(i)

less than EUR 102,500,000.00, the Seller shall not be entitled to any ACO Brand Earn-Out in the FY 2026, whereas, for the avoidance of doubt, the Seller shall in this case not be obliged to repay any amount to the Purchaser (i.e., there shall be no “negative earn-out”); or

(ii)

EUR 102,500,000.00 or more but less than EUR 110,000,000.00, the Seller shall be entitled to a portion of the ACO Brand Earn-Out being calculated by means of linear interpolation (sliding scale) between EUR 0.00 on the lower end (i.e., if the ACO Net Sales in the FY 2026 amount to EUR 102,500,000.00) and EUR 8,000,000.00 on the upper end (i.e., if the ACO Net Sales in the FY 2026 amount to EUR 110,000,000.00); or

(iii)	EUR 110,000,000.00 or more, the Seller shall be entitled to the ACO Brand Earn-Out in the FY 2026 in the amount of EUR 8,000,000.00.

(c)	If the ACO Net Sales for the period commencing 1 January 2027 and ending 31 December 2027 (“FY 2027”) amount to

(i)

less than EUR 110,000,000.00, the Seller shall not be entitled to any ACO Brand Earn-Out in the FY 2027, whereas, for the avoidance of doubt, the Seller shall in this case not be obliged to repay any amount to the Purchaser (i.e., there shall be no “negative earn-out”); or

(ii)

EUR 110,000,000.00 or more but less than EUR 120,000,000.00, the Seller shall be entitled to a portion of the ACO Brand Earn-Out being calculated by means of linear interpolation (sliding scale) between EUR 0.00 on the lower end (i.e., if the ACO Net Sales in the FY 2027 amount to EUR 110,000,000.00) and EUR 8,000,000.00 (unless increased pursuant to Section 5.2(c)(iv) below) on the upper end (i.e., if the ACO Net Sales in the FY 2027 amount to EUR 120,000,000.00) (the “FY 2027 ACO Brand Maximum Earn-Out Amount”).

(iii)

EUR 120,000,000.00 or more, the Seller shall be entitled to the ACO Brand Earn-Out in the FY 2027 in the amount of EUR 8,000,000.00 (unless the FY 2027 ACO Brand Maximum Earn-Out Amount has been increased pursuant to Section 5.2(c)(iv) below, in which case the Seller shall be entitled to the ACO Brand Earn-Out in the FY 2027 in such increased amount).

(iv)

The Parties agree that if and to the extent that the Seller did not achieve the maximum amount of the ACO Brand Earn-Out in FY 2025 pursuant to Sections 5.2(a)(i) or 5.2(a)(ii) and/or FY 2026 pursuant to Sections 5.2(b)(i) or 5.2(b)(ii), the Seller shall have the right to earn a certain portion of the unachieved ACO Brand Earn-Outs for each of FY 2025 and FY 2026 such that the FY 2027 ACO Brand Maximum Earn-Out Amount in such case is being increased as follows:

(A)

If the ACO Brand Earn-Out in FY 2025 amounted to less than EUR 8,000,000.00 (including, for the avoidance of doubt, if no ACO Brand Earn-Out has been paid in FY 2025), the FY 2027 ACO Brand Maximum Earn-Out Amount (i.e., EUR 8,000,000.00) shall be increased by 50% of the amount that is equal to (y) EUR 8,000,000.00 minus (z) the ACO Brand Earn-Out that was actually paid out to the Seller for the FY 2025 (the amount by which the FY 2027 ACO Brand Maximum Earn-Out Amount is increased, the “FY 2025 ACO Clawback Amount”), i.e., for instance, if the ACO Brand Earn-Out that was actually paid out to the Seller for the FY 2025 amounted to EUR 6,000,000.00 the FY 2025 ACO Clawback Amount shall amount to EUR 1,000,000.00 and the increased FY 2027 ACO Brand Maximum Earn-Out Amount amounts to EUR 9,000,000.00.

(B)

If the ACO Brand Earn-Out in FY 2026 amounted to less than EUR 8,000,000.00 (including, for the avoidance of doubt, if no ACO Brand Earn-Out has been paid in FY 2026), the FY 2027 ACO Brand Maximum Earn-Out Amount (i.e., EUR 8,000,000.00) shall be increased by (i) the FY 2025 ACO Clawback Amount (if any) and (ii) 50% of the amount that is equal to (y) EUR 8,000,000.00 minus (z) the ACO Brand Earn-Out that was actually paid out to the Seller for FY 2026.

5.3	Biodermal Earn-Out

A portion of the Earn-Outs shall be paid with respect to the Biodermal Brand and shall be determined and calculated on the basis of the Biodermal Net Sales as set out herein (such Earn-Outs relating to the Biodermal Brand, the “Biodermal Brand Earn-Out”).

(a)	If the Biodermal Net Sales for FY 2025 amount to

(i)

less than EUR 16,000,000.00, the Seller shall not be entitled to any Biodermal Brand Earn-Out in the FY 2025, whereas, for the avoidance of doubt, the Seller shall in this case not be obliged to repay any amount to the Purchaser (i.e., there shall be no “negative earn-out”); or

(ii)

EUR 16,00,000.00 or more but less than EUR 17,000,000.00, the Seller shall be entitled to a portion of the Biodermal Brand Earn-Out being calculated by means of linear interpolation (sliding scale) between EUR 0.00 on the lower end (i.e., if the Biodermal Net Sales in the FY 2025 amount to EUR 16,000,000.00) and EUR 1,000,000.00 on the upper end (i.e., if the Biodermal Net Sales in the FY 2025 amount to EUR 17,000,000.00); or

(iii)	EUR 17,000,000.00 or more, the Seller shall be entitled to the Biodermal Brand Earn-Out in the FY 2025 in the amount of EUR 1,000,000.00.

(b)	If the Biodermal Net Sales for FY 2026 amount to

(i)

less than EUR 16,250,000.00, the Seller shall not be entitled to any Biodermal Brand Earn-Out in the FY 2026, whereas, for the avoidance of doubt, the Seller shall in this case not be obliged to repay any amount to the Purchaser (i.e., there shall be no “negative earn-out”); or

(ii)

EUR 16,250,000.00 or more but less than EUR 17,250,000.00, the Seller shall be entitled to a portion of the Biodermal Brand Earn-Out being calculated by means of linear interpolation (sliding scale) between EUR 0.00 on the lower end (i.e., if the Biodermal Net Sales in the FY 2026 amount to EUR 16,250,000.00) and EUR 1,000,000.00 on the upper end (i.e., if the Biodermal Net Sales in the FY 2026 amount to EUR 17,250,000.00); or

(iii)	EUR 17,250,000.00 or more, the Seller shall be entitled to the Biodermal Brand Earn-Out in the FY 2026 in the amount of EUR 1,000,000.00.

(c)	If the Biodermal Net Sales for FY 2027 amount to

(i)

less than EUR 16,500,000.00, the Seller shall not be entitled to any Biodermal Brand Earn-Out in the FY 2027, whereas, for the avoidance of doubt, the Seller shall in this case not be obliged to repay any amount to the Purchaser (i.e., there shall be no negative Earn-out); or

(ii)

EUR 16,500,000.00 or more but less than EUR 17,500,000.00, the Seller shall be entitled to a portion of the Biodermal Brand Earn-out being calculated by means of linear interpolation (sliding scale) between EUR 0.00 on the lower end (i.e., if the Biodermal Net Sales in the FY 2027 amount to EUR 16,500,000.00) and EUR 1,000,000.00 (unless increased pursuant to Section 5.3(c)(iv) below) on the upper end (i.e., if the Biodermal Net Sales in the FY 2027 amount to EUR 17,500,000.00) (the “FY 2027 Biodermal Brand Maximum Earn-Out Amount”); or

(iii)

EUR 17,500,000.00 or more, the Seller shall be entitled to the Biodermal Brand Earn-Out in the FY 2027 in the amount of EUR 1,000,000.00 (unless the FY 2027 Biodermal Brand Maximum Earn-Out Amount has been increased pursuant to Section 5.2(c)(iv) below, in which case the Seller shall be entitled to the Biodermal Brand Earn-Out in the FY 2027 in such increased amount).

(iv)

The Parties agree that if and to the extent that the Seller did not achieve the maximum amount of the Biodermal Brand Earn-Out in FY 2025 pursuant to Sections 5.3(a)(i) or 5.3(a)(ii) and/or FY 2026 pursuant to Sections 5.3(b)(i) or 5.3(b)(ii) , the Seller shall have the right to earn a certain portion of the unachieved Biodermal Brand Earn-Outs for each of FY 2025 and FY 2026 such that the FY 2027 Biodermal Brand Maximum Earn-Out Amount in such case is being increased as follows:

(A)

If the Biodermal Brand Earn-Out in FY 2025 amounted to less than EUR 1,000,000.00 (including, for the avoidance of doubt, if no Biodermal Brand Earn-Out has been paid in FY 2025), the FY 2027 Biodermal Brand Maximum Earn-Out Amount (i.e., EUR 1,000,000.00) shall be increased by 50% of the amount that is equal to (y) EUR 1,000,000.00 minus (z) the Biodermal Brand Earn-Out that was actually paid out to the Seller for the FY 2025 (the amount by which the FY 2027 Biodermal Brand Maximum Earn-Out Amount is increased, the “FY 2025 Biodermal Clawback Amount”), i.e., for instance, if the Biodermal Brand Earn-Out that was actually paid out to the Seller for the FY 2025 amounted to EUR 600,000.00 the FY 2025 Biodermal Clawback Amount shall amount to EUR 200,000.00 and the FY 2027 Biodermal Brand Maximum Earn-Out Amount amounts to EUR 1,200,000.00.

(B)

If the Biodermal Brand Earn-Out in FY 2026 amounted to less than EUR 1,000,000.00 (including, for the avoidance of doubt, if no Biodermal Brand Earn-Out has been paid in FY 2026), the FY 2027 Biodermal Brand Maximum Earn-Out Amount (i.e., EUR 1,000,000.00) shall be increased by (i) the FY 2025 Biodermal Clawback Amount (if any) and (ii) 50% of the amount that is equal to (y) EUR 1,000,000.00 minus (z) the Biodermal Brand Earn-Out that was actually paid out to the Seller for FY 2026.

5.4	Payment of an Earn-Out Payment

Any Earn-Out Payment shall (i) become due and payable ten (10) Business Days after each of the relevant Earn-Out Calculation (as defined below) becomes final and binding in accordance with Section 5.7 and (ii) be paid to the Seller’s Bank Account.

5.5	Sample Calculation of the Earn-Outs

A sample calculation of the Earn-Outs is set forth in Annex 5.5.

5.6	Prohibited Measures and Compensation Measures; Purchaser A&P Minimum Spend Obligation

(a)

In the period between Closing and the expiry of 31 December 2027, the Purchaser shall, and shall procure that its Affiliates (including, for the avoidance of doubt, following Closing, the Share Deal Entities) will refrain from taking any measures in relation to the Earn-Out Business or any part thereof which detrimentally affect the achievement and/or the achievable amount of any Earn-Out Payment unless adequately compensated by the Purchaser in accordance with Section 5.6(d). The Purchaser shall, and shall procure that its Affiliates (including, for the avoidance of doubt, following Closing, the Share Deal Entities) will, in particular, but not limited to (and in any case not limiting the undertaking in the preceding sentence) refrain from taking any of the measures set out below in lit. (i) through lit. (ix) below whereas, for the avoidance of doubt, should the Purchaser take any measure that is not listed in lit. (i) through lit. (ix) below and which measure has a detrimental effect, then Section 5.6(d) shall also apply for such measure:

(i)

divest, dissolve, wind-down, liquidate, discontinue or re-brand all or substantially all of the Earn-Out Business relating to the ACO Brand or any comparable measures having a similar effect on the ACO Net Sales without the prior written consent of the Seller;

(ii)

divest, dissolve, wind-down, liquidate, discontinue or re-brand all or substantially all of the Earn-Out Business relating to the Biodermal Brand or any comparable measures having a similar effect on the Biodermal Net Sales without the prior written consent of the Seller;

(iii)

divest, dissolve, wind-down, liquidate, discontinue or re-brand any parts of the Earn-Out Business or any comparable measures having a similar effect on the ACO Net Sales and/or the Biodermal Net Sales (also if such measure occurred or was initiated prior to Closing, for example, in order to obtain any Regulatory Clearance);

(iv)

launch, distribute or otherwise bring to market under another brand than the ACO Brand and/or the Biodermal Brand any product developed and/or being part of the product pipeline with Gate 3 approval or equivalent of Perrigo’s Gate process for the ACO Brand and/or the Biodermal Brand as included in the business plan existing as at Closing and relating to the Earn-Out Business;

(v)

launch, distribute or otherwise bring to market under another brand than the ACO Brand and/or the Biodermal Brand any product which is substantially based on the formulations used for the ACO Brand and/or the Biodermal Brand;

(vi)

distribute or otherwise bring to market the ACO Brand and/or Biodermal Brand through a third-party distributor or by way of partnership, licensing agreement or other arrangement having a similar effect; or

(vii)

make any change in any method of financial accounting or financial accounting practice, policy or methodology applicable to the Earn-Out Business that would detrimentally impact the calculation of Net Sales;

(viii)

take any action in the Earn-Out Business, including the changing of invoicing practices (including the timing thereof or currency of invoices), that would result in the acceleration or deceleration (as applicable) of the recognition of any amounts that are components of Net Sales to an earlier monthly period (in the case of any component that would reduce the Net Sales) or later monthly period (in the case of any component that would increase Net Sales) in a manner adverse to Seller, other than in the ordinary course of business consistent with past practice;

(ix)	comparable measures to lit. (iv) through (ix) above having a similar adverse effect on the ACO Net Sales and/or the Biodermal Net Sales,

(the implementation of any measures pursuant to lit. (i) and (ii) above, a “Prohibited Measure” and the implementation of any measure pursuant to lit. (iii) through (ix) above, each a “Compensation Measure”).

(b)

In the period between 1 January 2026 and the expiry of 31 December 2027, the Purchaser shall, and shall procure that its Affiliates (including, for the avoidance of doubt, following Closing, the Share Deal Entities) will, invest at least such amounts for advertising and promotional spending in the financial years 2026 and 2027 for the ACO Brand and the Biodermal Brand as set out in Annex 5.6(b) (the “Purchaser A&P Minimum Spend Obligation”), if Closing occurs after 1 January 2026, the Purchaser A&P Minimum Spend Obligation in FY 2026 and FY 2027, respectively, shall be calculated on a pro rata annual basis. If the actual amounts invested by the Purchaser or its Affiliates (including, for the avoidance of doubt, following Closing, the Share Deal Entities) for advertising and promotional spending for the ACO Brand and the Biodermal Brand in FY 2026 or FY 2027 falls short of the Purchaser A&P Minimum Spend Obligation compared to the respective amounts set out in Annex 5.6(b) with respect to the ACO Brand and the Biodermal Brand in FY 2026 and FY 2027,

respectively (the respective amount by which the actual spending falls short of the Purchaser A&P Minimum Spend Obligation, the “A&P Underspending Amount”), the Purchaser shall pay to the Seller an amount equal to 100% for each full Euro of the A&P Underspending Amount in addition to any portion of the ACO Brand Earn-Out and the Biodermal Brand Earn-Out actually achieved by the Seller. For instance, if (i) the Biodermal Brand Earn-Out actually achieved by the Seller in FY 2026 amounts to EUR 900,000.00 and (ii) the A&P Underspending Amount with respect to the Biodermal Brand in FY 2026 falls short EUR 100,000.00 of the amounts set out in Annex 5.6(b), the Purchaser shall pay to the Seller an amount of EUR 100,000.00 in addition to the Biodermal Brand Earn-Out actually achieved by the Seller in FY 2026, i.e., a total amount of EUR 1,000,000.00.

(c)

Without prejudice to the foregoing, if a Prohibited Measure has been taken by the Purchaser or any of its Affiliates (including, for the avoidance of doubt, following Closing, the Share Deal Entities) without the prior written consent of the Seller at any time between Closing and the expiry of 31 December 2027, the Seller shall be entitled to

(i)

in case of a Prohibited Measure pursuant to Section 5.6(a)(i), any portion of the ACO Brand Earn-Out that has not been paid as of the expiry of the Remediation Period (as defined below) and that the Seller would be still able to achieve by then (including, for the avoidance of doubt, the maximum possible amounts by which the FY 2027 ACO Brand Maximum Earn-Out Amount could otherwise have been increased in accordance with Section 5.2(c)(iv) (such maximum amount, the “Remaining ACO Brand Earn-Out Amount”) (it being understood that the maximum aggregate Earn-Out Payment with respect to the ACO Brand Earn-Out, i.e., the ACO Brand Earn-Out already been paid to the Seller plus the Remaining ACO Brand Earn-Out Amount, shall not exceed an amount of EUR 24,000,000.00); and

(ii)

in case of a Prohibited Measure pursuant to Section 5.6(a)(ii), any portion of the Biodermal Brand Earn-Out that has not been paid as of the expiry of the Remediation Period (as defined below) and that the Seller would be still able to achieve by then (including, for the avoidance of doubt, the maximum possible amounts by which the FY 2027 Biodermal Brand Maximum Earn-Out Amount could otherwise have been increased in accordance with Section 5.3(c)(iv) (such maximum amount, the “Remaining Biodermal Brand Earn-Out Amount”) (it being understood that the maximum aggregate Earn-Out Payment with respect to the Biodermal Brand Earn-Out, i.e., the Biodermal Brand Earn-Out already been paid to the Seller plus the Remaining Biodermal Brand Earn-Out Amount, shall not exceed an amount of EUR 3,000,000.00); and, unless in each case any negative effects of such Prohibited Measure on the ACO Net Sales and, respectively, the Biodermal Net Sales have been fully remedied or otherwise fully cured within 30 (thirty) Business Days by the Purchaser after the occurrence of the respective action or measure (as the case may be, the “Remediation Period”).

The Seller shall notify the Purchaser in writing that it demands the payment of the Remaining ACO Brand Earn-Out Amount and/or Remaining Biodermal Earn-Out Amount (as the case may be) by the Purchaser within three (3) months following (i) the written notification by the Purchaser of the occurrence of the Prohibited Measure, and, if applicable, (ii) the lapse of the Remediation Period. If the Seller does not provide such notice, the right to the Remaining Earn-Out Amount is forfeited. Otherwise, the Remaining Earn-Out Amount shall become due and payable without any further requirements to the Seller’s Account within ten (10) Business Days following the receipt of the payment request notice.

(d)

Without prejudice to the foregoing, if a Compensation Measure has been taken by the Purchaser or any of its Affiliates (including, for the avoidance of doubt, following Closing, the Share Deal Entities) without the prior written consent of the Seller at any time between Closing and the expiry of 31 December 2027, unless in each case any negative effects of such Compensation Measure on the ACO Net Sales and the Biodermal Net Sales, respectively, have been fully remedied or otherwise fully cured within the Remediation Period, the respective ACO Brand Earn-Out and/or Biodermal Brand Earn-Out shall be calculated and determined as if the Compensation Measure had not been taken, i.e., any impact of such Compensation Measure on the ACO Net Sales and the Biodermal Net Sales, respectively, shall be neutralized for the purpose of determining the ACO Net Sales and the Biodermal Net Sales, respectively. The Parties shall cooperate in good faith acting reasonably to determine the relevant impact of such Compensation Measure on the respective ACO Net Sales and/or Biodermal Net Sales in the respective financial year(s) in which such Compensation Measure has been taken.

For instance, the following examples shall clarify the commercial intention of the Parties and such general intentions shall be used to determine the “neutralization” should any Compensation Measure occur:

•

If the Purchaser decides to distribute, launch, distribute or otherwise bring to market a certain SKU which is part of the ACO Brand under a different brand, all Net Sales generated by such SKU under the different brand shall be considered as Net Sales of the ACO Brand for all purposes of determining the ACO Brand Earn-Out.

•

If the Purchaser divests a part of the Earn-Out Business, the contribution of such divested part to the Net Sales as anticipated in the setting out of the Earn-Out net sales thresholds as per Annex 5.5 shall be adjusted as set out in the example included in Annex 5.6(d).

•

The Parties shall take into account the commercial reasoning of the Compensation Measure and set-off potential negative effects with the positive effects. For example, if the Purchaser decides to change the distribution channel, the Parties shall take into account the turnover of such changed distribution channel into the calculation of the Net Sales.

(e)

The Purchaser shall keep the Seller fully informed about events occurring outside the ordinary course of business of the Sold Business and not being consistent with past practice throughout the period from Closing until the expiry of 31 December 2027 which are reasonably likely to have a negative impact on the Earn-Outs, including, for the avoidance of doubt, about the envisaged implementation of any Prohibited Measure, and provide the Seller with quarterly management reporting packages which shall in any event include an update of the status of the spending Purchaser A&P Minimum Spend Obligation, in each case to the extent legally permitted and subject to appropriate confidentiality undertakings.

5.7	Final Determination of the Earn-Outs

(a)

The ACO Net Sales and the Biodermal Net Sales shall be derived from the relevant annual financial statements of members of the Purchaser’s Group which conduct the Sold Business for each of FY 2025, FY 2026 and FY 2027, respectively (the “Earn-Out Financial Statements”).

(b)

The Purchaser shall procure that the relevant Earn-Out Financial Statements shall be prepared and provided to the Seller no later than expiry of 30 April 2026, 30 April 2027, and 30 April 2028, respectively.

(c)

The Purchaser shall, based on the Earn-Out Financial Statements, determine the relevant ACO Brand Earn-Out and the Biodermal Brand Earn-Out and shall deliver to the Seller its calculation of the relevant Earn-Out (potentially) payable to the Seller (if any) (each an “Earn-Out Calculation”), together with reasonable supporting documentation, four (4) weeks upon the Earn-Out Financial Statements being available. For the avoidance of doubt, an Earn-Out Calculation shall also be delivered in case the ACO Net Sales and/or the Biodermal Net Sales do not exceed the relevant minimum amounts. The Purchaser shall provide the Seller in each case to the extent legally permitted with all documents and data and grant the Seller and their respective advisors reasonable access to the Purchaser’s Group’s business premises during normal business hours with a prior appointment agreed with the Purchaser, provided that any information so provided to the Seller, their accountants or other professional advisors shall be treated in accordance with Section 34. The Seller and the Purchaser agree that no such information and cooperation rights shall unreasonably interfere with the Purchaser’s Group’s business and that the Purchaser shall exercise its cooperation rights in an efficient manner, in accordance with applicable law, and with a view to avoid unnecessary burdens and disturbances for the Purchaser’s Group’s business and their employees.

(d)	Section 6.3 shall apply mutatis mutandis for the determination of the Earn-Outs.

(e)

The Seller shall be entitled to conduct a review of the respective Earn-Out Calculation. As promptly as practicable, but in no event later than thirty (30) Business Days after receipt of the respective Earn-Out Calculation in accordance with Section 5.6(e) above (the “Earn-Out Review Period”), the Seller shall inform the Purchaser in writing if it takes the view that the Earn-Out Calculation does not comply with the requirements stipulated in this Agreement (the “Earn-Out Objection Notice” and any items raised in the Earn-Out Objection Notice a “Earn-Out Dispute Item”). Any such Earn-Out Objection Notice shall (i) enumerate the items and calculations objected to and be accompanied by a revised version of the Earn-Out Calculation reflecting the changes necessary from the Seller’s perspective, (ii) in reasonable detail specify the reasons for the Seller’s objections and (iii) provide reasonable evidence to support the Seller’s objections in respect of each such item and calculation. All items and amounts set out in the Earn-Out Calculation shall be deemed to be agreed and become final and binding between the Seller and the Purchaser, if the Seller does not file an Earn-Out Objection Notice within the Earn-Out Review Period.

(f)

If the Seller raises any objection in the Earn-Out Objection Notice within the Earn-Out Period, the Seller and the Purchaser promptly seek to resolve the matters set forth in any Earn-Out Objection Notice within thirty (30) Business Days as of receipt of the Earn-Out Objection Notice (the “Earn-Out Discussion Period“). If and to the extent the Seller and the Purchaser reach agreement on the Earn-Out Dispute Item within the Earn-Out Discussion Period, the Earn-Out Calculation including the Earn-Out Dispute Item as agreed between the Seller and the Purchaser shall become final and binding between the Seller and the Purchaser.

(g)

If the Seller does not object to the respective Earn-out Calculation within the Earn-Out Review Period in accordance with Section 5.7(f) above, the Earn-Out Calculation shall be deemed approved for the purposes of this Agreement.

(h)	If the Seller and the Purchaser do not agree on all Earn-Out Dispute Items within the Earn-Out Discussion Period, Section 6.8 shall apply mutatis mutandis.

6.	PREPARATION OF THE CLOSING DATE BALANCE SHEETS AND CLOSING DATE STATEMENT

6.1	Preparation of the Closing Date Balance Sheets and Closing Date Statement

For the purposes of determining the Final Share Purchase Price, and no later than within four (4) months after the Closing Date, the Purchaser shall prepare or cause the Share Deal Entities to prepare under its direction, and deliver to the Seller a balance sheet and profit and loss statement of each Share Deal Entity as of the Closing Date and prepared in accordance with the Applicable Accounting Principles (the “Closing Date Balance Sheets”). On the basis of the Closing Date Balance Sheets, the Purchaser shall prepare and deliver to the Seller together with the Closing Date Balance Sheets a statement (the “Closing Date Statement”) showing (i) the consolidated amounts of the Closing Date Cash, the Closing Date Financial Debt, and the Closing Date Working Capital as of the Closing Date for each Share Deal Entity and (ii) the calculation of and the corresponding amount of the Share Purchase Price, in each case as determined in accordance with the terms and conditions of this Agreement.

6.2	Applicable Accounting Principles

The Closing Date Balance Sheets shall be prepared in line with past practice; specifically, the following shall apply:

(a)

The accounting policies, principles, practices, evaluation rules and procedures, methods and bases (in particular as the same relates to management judgment principles) adopted by the Share Deal Entities in the preparation of their respective financial statements for the financial year 2024 (the “Historic Accounting Principles”) shall apply.

(b)	To the extent not covered by the Historic Accounting Principles, each Share Deal Entities’ local GAAP as applicable on the Closing Date shall apply (the “Relevant Local GAAP “).

(c)	In case of a conflict between the Relevant Local GAAP and the Historic Accounting Principles the following shall apply:

(i)

for the determination of the consolidated amounts of the Closing Date Cash and the Closing Date Financial Debt, the Relevant Local GAAP shall prevail if the application of the Historic Accounting Principles would not be compliant with the Relevant Local GAAP; otherwise, the Historic Accounting Principles shall prevail; and

(ii)	for the determination of the consolidated amount of Closing Date Working Capital, the Historic Accounting Principles shall in any event prevail.

(d)	The Historic Accounting Principles and the further principles set out in this Section 6.2 shall be collectively referred to as “Applicable Accounting Principles”.

6.3	Cooperation Obligations

The Seller and the Purchaser shall cooperate in good faith in connection with the initial preparation of the Closing Date Balance Sheets and the Closing Date Statement and the Seller and the Purchaser shall provide each other, on reasonable advance notice and during normal business hours, with any information and documents, and access to the relevant (i) accounting data and software and (ii) employees of the other Party and its Affiliates, as each Party may reasonably request to prepare or review (as applicable) the Closing Date Balance Sheets and the Closing Date Statement.

6.4

The Seller undertakes to prepare the Tax Impact Calculation for the Share Deal Entities, for the period up until Closing, showing the tax implications of Nordics Reorganization for the Share Deal Entities, and share with Purchaser within ninety (90) Business Days from Closing.

6.5	The Seller undertakes to share at the latest ninety (90) Business Days after Closing with the Purchaser:

(a)

Ernst & Young’s (made on behalf of Seller) tax analysis of the carve-in / carve-out transactions contemplated under the Nordics Reorganization, including the valuation reports for all carve-in/carve-out steps contemplated under the Nordics Reorganization;

(b)

all transfer pricing documentation held by Seller relating to any of the Share Deal Entities, pertaining to the time period 2021-2024, including any transfer pricing business restructuring report, but only if and to extent such a transfer pricing business restructuring report is required by Applicable Law and such a transfer pricing business restructuring report shall only be provided ten (10) Business Days prior to the date it is due in accordance with Applicable Law, made by or on behalf of the Seller relating to the Nordics Reorganization; and

(c)	the 2024 corporate income tax return together with Ernst & Young reporting package, for each of the Share Deal Entities.

6.6	Review Mechanism

(a)

The Seller is entitled to conduct a review of the Closing Date Balance Sheets and the Closing Date Statement. As promptly as practicable, but in no event later than sixty (60) Business Days after receipt by the Seller of the Closing Date Balance Sheets and the Closing Date Statement (“Review Period”), the Seller shall inform the Purchaser in writing if it takes the view that the Closing Date Balance Sheets and/or the Closing Date Statement does not comply with the requirements as stipulated in this Agreement (“Notice of Objection”).

(b)

Any Notice of Objection of the Seller shall (i) specifically enumerate the items and calculations objected to and be accompanied by a revised version of the Closing Date Balance Sheets and/or the Closing Date Statement reflecting the changes necessary from the Seller’s perspective, (ii) in reasonable detail specify the reasons for the Seller’s objections and (iii) provide reasonable evidence to support the Seller’s objections in respect of each such item and calculation.

(c)

Upon receipt by the Purchaser of a Notice of Objection from the Seller, the Seller and the Purchaser shall promptly seek to resolve the matters set forth in any Notice of Objection in good faith. The Seller and the Purchaser shall cooperate in good faith and provide each other with reasonable access to personnel, systems, and information reasonably required to support the resolution of the matters set forth in the Notice of Objection.

6.7	Neutral Auditor

(a)

If, following a Notice of Objection, the Seller and the Purchaser cannot agree on the requested changes within thirty (30) Business Days following the delivery of the Notice of Objection, each of the Seller and the Purchaser shall be entitled to request Stout Risius Ross, LLC to act as expert and not as arbitrator (“Neutral Auditor”) to determine (i) the consolidated amounts of Closing Date Cash, the Closing Date Financial Debt, the Closing Date Working Capital and (ii) the Closing Date Statement, if and to the extent such amounts are in dispute between the Seller and the Purchaser. In case (i) Stout Risius Ross, LLC declines to act for any reasons, each of the Seller and the Purchaser shall be entitled to request the German Institute of Public Accountants (Institut der Wirtschaftsprüfer in Deutschland e.V.) to appoint a Neutral Auditor; upon such request, the German Institute of Public Accountants (Institut der Wirtschaftsprüfer in Deutschland e.V.) shall appoint the Neutral Auditor as soon as reasonable practicable upon receipt of such request.

(b)

The Neutral Auditor shall give the Seller and the Purchaser adequate opportunity to present their views in writing and at a hearing or hearings to be held in the presence of the Seller and the Purchaser and their advisors, provided in the event that either the Seller or the Purchaser fails to attend such hearings in spite of having been properly notified of such hearing, such hearings may be conducted in the absence of such absent Party.

(c)

The Neutral Auditor shall be engaged on behalf of the Seller and the Purchaser either by both the Seller and the Purchaser or, if they cannot agree on the terms of engagement within twenty (20) Business Days following a proposal of the Neutral Auditor, by either the Seller or the Purchaser, in each case acting reasonably and in accordance with the terms and conditions of this Agreement, in particular the Key Terms of Engagement (as defined below).

(d)	The Seller and the Purchaser shall cause the Neutral Auditor, and instruct the Neutral Auditor in the terms of its engagement (collectively “Key Terms of Engagement”):

(i)	to apply the Applicable Accounting Principles;

(ii)	to conduct the proceedings in a fair and impartial manner;

(iii)	to decide only on the specific line items which are in dispute between the Seller and the Purchaser, in particular the Neutral Auditor shall determine only

(A)	whether any of the arguments for an alteration to the Closing Date Statement put forward in the Notice of Objection is correct in whole or in part; and

(B)	if so, which alterations need to be made to the Closing Date Statement in order to correct any relevant inaccuracy contained in the Closing Date Statement,

i.e., the decision of the Neutral Auditor must not fall beyond or outside the respective positions taken by the Seller and the Purchaser, respectively;

(iv)	to immediately submit copies of all documents and other data made available by a Party to the other Party;

(v)

to grant the Seller and the Purchaser the opportunity to present their respective positions, which shall include the opportunity of at least one (1) oral hearing in the presence of all of them and their respective representatives and professional advisers.

(vi)

to conduct its review and make its determination as promptly as practicable and, except to the extent the Seller and the Purchaser agree otherwise, in accordance with the procedures the Neutral Auditor deems appropriate.

(e)	Each Party shall give the Neutral Auditor full access to all information and documents reasonably necessary for reaching its decision.

(f)

The Neutral Auditor shall issue a written report of its review within forty (40) Business Days following its appointment and receipt of all relevant information by the Seller or the Purchaser (as the case may be), setting forth in reasonable detail its conclusions in respect of the relevant items and calculations and deliver a revised version of the Closing Date Balance Sheets and the Closing Date Statement to reflect these conclusions. The Closing Date Balance Sheets and the Closing Date Statement as so prepared by the Neutral Auditor shall be conclusive and binding on the Parties in accordance with section 319 para. 1 BGB, absent of manifest errors.

(g)

The attribution of the costs and expenses (including VAT) of the Neutral Auditor to the Seller and the Purchaser shall be bindingly determined by the Neutral Auditor together with its decision and in proportion to the success and defeat of the Seller and the Purchaser.

6.8	Final Closing Date Statement

The Closing Date Statement shall become final and binding upon the Parties if and to the extent:

(a)	The Seller does not file a Notice of Objection within the Review Period; or

(b)	the Seller and the Purchaser agree on the Closing Date Statement in writing; or

(c)	the Neutral Auditor makes a binding decision as set out in Section 6.7(f) above

(such final and binding Closing Date Statement, the “Final Closing Date Statement”).

7.	PRE-CLOSING UNDERTAKINGS

7.1	Ordinary Course of Business

During the period between the Signing Date and the Closing Date, the Seller shall procure that,

(a)	the Sold Business is operated in its ordinary course consistent with how it was performed in the immediately preceding twelve (12) months period prior to the Signing Date, and

(b)

none of the following actions shall be taken (other than any actions in the ordinary course of business and in consistence with past practice as well as mere intra-group measures between the Share Deal Entities):

(i)

any amendment or restatement of the articles of association or other constitutional document of any of the Share Deal Entities or any other measure requiring a majority of 75% or more of the votes or capital of any of the Share Deal Entities;

(ii)

in each case of a Share Deal Entity, any issuance of new shares, granting of any security interest over any shares or granting of any subscription rights, options or other rights to receive shares, or reduction, increase or other amendment of the share capital, or the capital contributions;

(iii)	take any step to dissolve, wind-down or liquidate any Share Deal Entity;

(iv)

any adoption of any enterprise agreements, silent partnership agreement or similar agreements under the laws of the relevant jurisdiction by the Share Deal Entities with third parties outside the Share Deal Entities;

(v)

any merger, split-off or other company reorganization, in each case involving the Share Deal Entities or any other restructuring, recapitalization or reorganization, in particular under the German Transformation Act (Umwandlungsgesetz) or any equivalent provision under other applicable laws;

(vi)	any disposal or Encumbrance of all, or a substantial part of the assets of any Share Deal Entity;

(vii)	any acquisition or disposal or Encumbrance of shares or equity interests in any company or partnership by the Share Deal Entities;

(viii)	any disposal or Encumbrance of all, or a substantial part of, the Sold Assets or the assets of any Share Deal Entity;

(ix)	any sale, transfer, assignment or other disposal of, or any Encumbrance over, any Sold Business IP;

(x)

any abandonment or withdrawal of any grant or registration in respect of any Sold Business IP, and any intentional act or intentional omission that jeopardizes and reasonably ought to have been expected to jeopardize the validity or enforceability of any Sold Business IP, including the non-payment of any application, search, maintenance or other official fees as and when due;

(xi)

any agreement to restrict, limit or condition the use or exploitation of any Sold Business IP, or any modification of any agreement to restrict, limit or condition the use or exploitation of any Sold Business IP;

(xii)

any grant of any license, right or permission under or with respect to any of the Sold Business IP, and any modification, assignment or novation of, or any waiver of any material right under, any license, right or permission granted to any person under or with respect to any of the Sold Business IP;

(xiii)

other than in the ordinary course of business consistent with past practice, any incurrence by a Share Deal Entity of any new financial indebtedness for borrowed money vis-à -vis any third party in excess of EUR 500,000.00 (in words: five hundred thousand Euro) in the aggregate for all Share Deal Entities;

(xiv)

any termination without cause or material amendment of any agreement with any Silver Employee whose annual gross base salary exceeds EUR 90,000.00 (in words: ninety thousand Euro) other than in the ordinary course of business consistent with past practice;

(xv)

any termination, amendment, assignment or novation of, or any waiver of any material right under, the Sold Supply Agreement with Farmaka SRL or the Sold Supply Agreement with Natumin AB or any Share Deal Entity IP License-In;

(xvi)

any termination or material amendment of any Sold Agreement or any agreement of the Share Deal Entities with a contract value of more than EUR 500,000.00 (in words: five hundred thousand Euro) other than in the ordinary course of business;

(xvii)

any cancelation, settlement or waiver of any claim or pending or threatened litigation or arbitration involving a Share Deal Entity exceeding EUR 500,000.00 (in words: five hundred thousand Euros) in the individual case;

(xviii)	closure of or opening of any business establishments (Betriebsstätten) or new branches or business lines, including joint ventures and cooperations of any Share Deal Entity;

(xix)

any termination or modification of any business liability insurance, product liability insurance, D&O insurance and any other material insurance policies of any Share Deal Entity or allowing such an insurance policy to lapse;

(xx)

any change of any Tax Returns, Tax accounting policies or Tax election rights, or withdraw any claim, election or notice in respect of Tax of any Share Deal Entity, in each case to the extent not required by law; and

(xxi)	entering into any agreement to take any of the actions set forth under lit. (i) through (xx) above.

(c)	in each case of (a) and (b) except for,

(i)

any action advancing or supporting the Transaction as set forth in this Agreement, including, for avoidance of doubt, any action in preparation and/or implementation of the Nordics Reorganization and in particular any action under the Nordics Reorganization Plan;

(ii)

any matter reasonably undertaken in an immediate emergency or disaster situation with the intention of and only to the extent of those matters are required with a view to minimizing any adverse effect of such situation;

(iii)

completion or performance of any obligations undertaken pursuant to any contract, agreement or arrangement entered into prior to Signing or, subject to lit. (b), entered into in the ordinary course of business and in consistence with past practice between the Signing Date and the Closing Date;

(iv)	any matter to the extent required by Applicable Law;

(v)

any measure related to the upstreaming of cash from the Share Deal Entities to the Share Sellers in order to minimize the Closing Date Cash agreed between the Parties (including any intra-group measures between the Share Deal Entities);

(vi)	as set forth in Annex 7.1; or

(vii)

with prior written approval of the Purchaser, which shall not be unreasonably withheld, conditioned or delayed and deemed to be granted if the Purchaser does not object to the proposed action within three (3) Business Days after having received a written request by the Seller setting out in reasonable detail the reasons and circumstances for the Seller’s decision to conduct the action.

7.2	Transfer of Employees

During the period between the Signing Date and the Closing Date, the Seller shall, and shall cause the Selling Entities to, adhere to the obligations in preparation of the transfer of the Transferred Employees set out in Annex 7.2.

7.3	Nordics Reorganization

(a)	The Parties acknowledge and agree that, as of the Signing Date:

(i)	Aco Hud holds the shares in RemainCo (the “RemainCo Shares”) and the RemainCo Shares shall be sold and transferred to Perrigo Pharma Holding NL prior to the Closing Date;

(ii)

certain assets, liabilities and employees owned, held, owed, or employed by RemainCo and/or other Selling Entities at the Signing Date, as further set out in Annex 7.3(a)(ii) (the “Carve-In Assets), shall be sold, settled in cash, and transferred at fair market value to a Share Deal Entity prior to the Closing Date;

(iii)

certain assets, liabilities and employees owned, held, owed, or employed by the Share Deal Entities at the Signing Date, as further set out in Annex 7.3(a)(iii) (the “Share Deal Entity Carve-Out Assets”), shall be sold, settled in cash, and transferred at (i) fair market value whenever transferred by Aco Hud to RemainCo (but where transfer at tax book value may be permissible if a detailed tax assessment is disclosed by Seller to Purchaser as part of the tax analysis to be provided pursuant to Section 6.6), and (ii) fair market value whenever transferred by any of Perrigo Norge AS, Perrigo Soumi Oy and Perrigo Danmark A/S to RemainCo prior to the Closing Date; and

(iv)

any short term receivables and/or short term liabilities, as entered into or settled, by and between any Perrigo Group companies in connection with the Nordics Reorganization, shall be non-interest bearing.

The transactions contemplated in connection with the sale and transfer of the RemainCo Shares, the Carve-In Assets and the Share Deal Entity Carve-Out Assets and certain further measures in connection with the separation of the Share Deal Entities from the Perrigo Group are being referred to as the “Nordics Reorganization”.

(b)

The Seller shall, and shall cause the Share Deal Entities, the RemainCo, and, where applicable, other Perrigo Affiliates, to implement the Nordics Reorganization by undertaking in all material ways the steps as further set out in the carve-out plan attached hereto Annex 7.3(b) (the “Nordics Reorganization Plan”).

(c)

The Parties agree that the Seller shall be entitled to deviate from steps set out in the Nordics Reorganization Plan in its own discretion without the consent of the Purchaser, provided that any material deviation shall require the prior written approval of the Purchaser. The Seller shall inform the Purchaser of any deviations from the Nordics Reorganization Step Plan.

(d)

The Seller shall determine in good faith when the Nordics Reorganization has been implemented substantially in accordance with the Nordics Reorganization Plan, provided that the transfer of Carve-In Assets to a Share Deal Entity in accordance with Section 7.3(a)(ii) shall not be required to finalize the implementation of the Nordics Reorganization. Without undue delay after the Seller’s determination of the implemented Nordics Reorganization, the Seller shall notify the Purchaser of the completed implementation of the Nordics Reorganization in writing (the “Nordics Reorganization Completion Notice”). For the avoidance of doubt, the obligation to transfer any Carve-In Assets or Share Deal Entity Carve-Out Assets shall remain in force even if such assets have not been transferred by the time the Purchaser receives the Nordics Reorganization Completion Notice; Section 3.4 shall apply mutatis mutandis.

7.4	Technology Transfer Support

(a)

From the relevant date specified in the Transfer Plan or, if no such date is specified, from the date that is as soon after the Closing Date as is reasonable from the Seller’s point of view, and until the Final Cooperation Long Stop Date, upon reasonable written request from the Purchaser, the Seller shall provide, or shall procure the provision of, all reasonable assistance to the Purchaser and its Affiliates, as may be set forth in more detail in the Transfer Plan, to effect a reasonably timely transfer of Manufacturing and technology Know-How related to the Products from any third parties that are Manufacturing the relevant Product for the Perrigo Group as of the Signing Date and possess or control any such Manufacturing and technology Know-How, to the Purchaser, its Affiliates or any of their contract manufacturers in respect of the Products, to enable the Purchaser and its Affiliates to Manufacture those Products or to have those Products Manufactured for the Purchaser or its Affiliates by a third party, it being understood that the Seller’s obligation shall not extend beyond the transfer of Manufacturing and technology Know-How that the Share Deal Entities and the Selling Entities are themselves entitled to request from such third-parties.

(b)

With respect to the Manufacture and Supply Agreement, the Parties acknowledge that the Purchaser or any of its Affiliates – when the Manufacture and Supply Agreement is due to expire – is likely to tech transfer out from the Manufacture and Supply Agreement and move this production to other manufacturers (the “Medgenix Tech Transfer”). The Seller agrees to provide the tech transfer support as described in further detail in the Manufacture and Supply Agreement for the Purchaser’s Medgenix Tech Transfer, although the Medgenix Tech Transfer will – or is likely to – take place after the Final Cooperation Long Stop Date but in no event later than the expiry of the Manufacture and Supply Agreement.

7.5	Seller A&P Spend

In the period between the Signing Date and the Closing Date, the Seller shall procure that the Share Deal Entities and the Selling Entities will continue to invest such amounts for advertising and promotional spending in the respective financial year as set out in Annex 7.5 which includes the amounts for the financial years 2025, 2026 and 2027. In case the Closing takes place after 31 December 2025, the Seller shall procure that the Share Deal Entities and the Selling Entities will continue to invest on a pro rata basis for the financial years 2025, 2026 and 2027, respectively, until Closing. If the Seller has not procured the fulfillment of the obligations pursuant to this Section 7.5, the Seller shall compensate the Purchaser on a Euro-for-Euro basis for each Euro that has not been spent in accordance with Annex 7.5. The obligation of the Seller under this Section 7.5 shall not be subject to the limitations of liabilities set out in Annex 22.4 except for the Section 4.5 of Annex 22.4. Any payment by the Seller to the Purchaser pursuant to this Section 7.5 shall be treated as an adjustment of the Total Purchase Price.

8.	CONDITIONS TO CLOSING

8.1	Closing Conditions

The obligations of the Parties to carry out the Closing Actions (as defined below) are conditional upon the following conditions (the “Closing Conditions”):

(a)

The applicable merger control clearances for the acquisition of the Sold Shares and the Sold Assets under the merger control laws of Finland, Poland, Norway and Sweden (the “Merger Control Clearances”) have been obtained or are deemed to be obtained (e.g., due to lapse of applicable waiting periods or due to jurisdiction having been declined by any relevant Governmental Authority) or it turns out that the closing of the acquisition of the Sold Shares and Sold Assets is otherwise permissible pursuant to such merger control laws.

(b)

The applicable investment control approval clearance for the acquisition of the Sold Shares and the Sold Assets under the foreign investment control laws of Sweden (the “Investment Control Clearance” and together with the Merger Control Clearances, the “Regulatory Clearances”) have been obtained or are deemed to be obtained (e.g., due to lapse of applicable waiting periods or due to jurisdiction having been declined by any relevant Governmental Authority), or it turns out that the closing of the acquisition of the Sold Shares and Sold Assets is otherwise permissible pursuant to such investment control laws.

(c)	The Seller has delivered to the Purchaser the Nordics Reorganization Completion Notice.

(d)	The Works Council Consultation has been completed in accordance with Section 10.3 and the Seller has delivered to the Purchaser the Works Council Consultation Completion Notice.

(e)	The Project Everyday SPA has been consummated (the “Project Everyday Closing”).

8.2	Notification

The Seller and the Purchaser shall each notify the other Party in writing promptly when any one of the Closing Conditions has been satisfied or has become incapable of satisfaction and shall, upon request, provide the other Party with any documentation providing evidence on such fulfilment or incapability of satisfaction.

9.	SATISFACTION OF CLOSING CONDITIONS

9.1	Filings

The Purchaser shall ensure that all filings necessary in connection with the Regulatory Clearances and all other filings with, or notifications to, any competent Governmental Authority required in connection with this Agreement (including in draft form), will be made without undue delay on or after the Signing Date, but in any event within forty-five (45) calendar days after the Signing Date, unless Applicable Law requires an earlier filing, in which case the relevant filings shall be made on such earlier date. The Seller shall (at its cost) provide all information reasonably requested for the preparation of the filings necessary for the Regulatory Clearances. Any filings made by the Purchaser shall be shared with the Seller prior to their submission. The Purchaser shall take all reasonable comments from the Seller into consideration before submitting any filings. To the extent filings, in order to obtain the Regulatory Clearances, are to be made jointly by the Seller and the Purchaser under Applicable Law, such filings shall be made by the Purchaser also on behalf of the Seller but only subject to the Seller’s prior written consent which shall not be unreasonably withheld, conditioned or delayed, and the Purchaser may withdraw any filings or agree with any Governmental Authority on an extension of any applicable examination periods only with the prior written consent of the Seller which shall not be unreasonably withheld, conditioned or delayed.

9.2	Cooperation

Subject to appropriate measures being taken to safeguard (including from the Purchaser) the confidentiality of commercially sensitive information and business secrets (which may be provided on a counsel-to-counsel basis only), the Seller undertakes to reasonably cooperate in good faith with the Purchaser for purposes of the filings for the Regulatory Clearances by providing (to the extent available when applying reasonable efforts) the information concerning the Sold Business and such additional information as may be reasonably requested by the competent Governmental Authorities. Where, in the relevant Party’s reasonable discretion, such information contains confidential information about that Party or any of its Affiliates that must not be disclosed to the other Party pursuant to applicable laws, (i) the information, including the respective confidential information, shall be provided to the legal counsel of the other Party on an “outside counsel-to-counsel” basis (provided that, notwithstanding anything to the contrary in this Agreement, nothing shall oblige the Purchaser to share its valuation materials, including on an “outside counsel-to-counsel” basis), and (ii) only the information, excluding the respective confidential information, shall be provided to the other Party.

9.3	Seller’s Participation Rights

The Purchaser shall give the Seller (or its external advisors (as appropriate)) reasonable advance notice of any material notification, submission or other written communication which it proposes to make or submit to any Governmental Authority in connection with obtaining the Regulatory Clearances (but excluding communication of purely administrative nature) and provide the Seller (or its external advisors (as appropriate)) with copies of such draft notification, submission or other written correspondence and any supporting documentation or information reasonably requested by the Seller. The Purchaser shall take reasonable comments of the Seller in relation to any such notification, submission or communication into due consideration. The Purchaser shall keep the Seller (or its external advisors (as appropriate)) fully and regularly informed of the progress of any notification made in order to obtain the Regulatory Clearances (including the exchange with the respective Governmental Authorities in connection with obtaining the Regulatory Clearances) and the status of the satisfaction of the Regulatory Clearances, and provide the Seller with (i) a copy of any material respective substantive written communication received from any Governmental Authority and (ii) written summaries of any substantive oral communication with any Governmental Authority. The Seller and its advisors shall be entitled to attend all material meetings and telephone/video communication related to the Regulatory Clearances with any Governmental Authority (unless prohibited by such Governmental Authority or other person or body) and make oral submissions at such meetings, provided that meetings shall be led by Purchaser. The Purchaser shall inform the Seller and the Seller’s advisor in due course ahead of any material meeting or telephone communication in order to facilitate the Seller’s or the Seller’s advisors’ participation.

9.4	Responsibility

In order to enable the Parties to consummate the Transaction in a timely manner, the Purchaser shall take, and shall cause its Affiliates to take any and all steps necessary to obtain the Regulatory Clearances and to avoid or eliminate each and every impediment under any antitrust, competition, trade, foreign investment, or other relevant laws that may be asserted by any Governmental Authority. In particular, the Purchaser shall offer, and shall procure that its Affiliates will offer, to the Governmental Authorities the acceptance and satisfaction of any obligations or conditions imposed or commitments, agreements or other actions requested by any Governmental Authority and the compliance therewith, at the earliest possible date after concluding in good faith that such obligations, conditions, commitments, agreements or other actions are necessary in order to obtain the Regulatory Clearances, whether in the form of hold-separate arrangements, the sale, divestiture or disposition of such of its (or its Affiliates’) assets, properties or businesses or of the assets, properties or businesses of the Sold Business (such potential divestitures or similar measures the “Potential Divestitures”), and the performance of such other actions and the entrance into such other arrangements, as are necessary or desirable to avoid that the consummation of the Transaction is prohibited. After the Signing Date, and subject to appropriate confidentiality undertakings and in accordance with applicable restrictions under antitrust laws, the Purchaser shall inform the Seller, or, if required in accordance with applicable antitrust laws, its advisers, regularly and in sufficient detail about (i) its considerations and plans in relation to the implementation of Potential Divestitures, and (ii) the status of any initiated Potential Divestitures, and shall take into account in good faith any comments of the Seller or its advisers to achieve obtaining the Regulatory Clearances as further set out in this Section 9.4. The participation rights of the Seller pursuant to Section 9.3 remain unaffected.

9.5	No Interference

The Purchaser undertakes not to, and shall procure that its Affiliates will not, take any action, enter into any transaction or into any agreement to effect any transaction (including any merger or acquisition), that might reasonably be expected to make it more difficult, or to increase the time required, to obtain any of the Regulatory Clearances, or otherwise prevent, delay or interfere with the consummation of the Transaction.

9.6	Project Everyday Closing

The Purchaser shall keep the Seller regularly and reasonably informed with regard to the Project Everyday Closing. The Purchaser confirms towards the Seller that the Purchaser has undertaken in Section 4.2 of the Project Every Day SPA not to (and to direct each member of the Purchaser’s Group (as defined in the Project Everyday SPA) not to) take any action which would (x) impose any material delay in the obtaining of, or increase the risk of not obtaining, approval from, or avoiding any action by, any Regulatory Authority (as defined in the Project Everyday SPA) under applicable laws necessary to consummate the Transaction (as defined in the Project Everyday SPA) or the expiration or termination of any applicable waiting period, (y) material increase the risk of any Regulatory Authority (as defined in the Project Everyday SPA) issuing an order prohibiting the consummation of the Transaction (as defined in the Project Everyday SPA), or (z) otherwise materially delay or prevent the consummation of the Transaction (as defined in the Project Everyday SPA).

9.7	No Adjustment of the Total Purchase Price

For the avoidance of doubt, the Purchaser may not request any adjustment of the Total Purchase Price or any portion thereof or any other amendment to this Agreement as a result of any divestiture or other action required or taken by the Purchaser or any of its Affiliates in accordance with this Section 9.

10.	WORK’S COUNCIL CONSULTATION IN THE NETHERLANDS

10.1

The Parties acknowledge that the Transaction to the extent that it relates to the sale and transfer of the Sold Assets, including the transfer of the Transferred Employees pertaining to Omega Pharma Nederland B.V. requires that the works council of Omega Pharma Nederland B.V. (the “Dutch Selling Entity”) (the “Works Council”) renders its advice regarding the Transaction in accordance with article 25 of the Dutch Works Councils Act (Wet op de Ondernemingsraden) (the “Works Council Consultation”). Pursuant to the Dutch Works Council Act, following the Works Council Consultation the Works Council can

(a)	irrevocably and unconditionally waive its right to render advice on the Transaction to the extent it relates to the Dutch Sold Business;

(b)

render an advice which is (i) either neutral or in accordance with the intended decisions (voorgenomen besluiten) as set out in Advice Request (as defined below by the Dutch Selling Entity and (ii) unconditional;

(c)

render an advice which is subject to a commitment, condition, obligation, requirement, undertaking or modification requested by the Works Council relating to the terms of the Transaction to the extent it relates to the business of the Dutch Selling Entity (each a “Commitment”) and is otherwise in accordance with the intended decisions (voorgenomen besluiten) as set out in the Advice Request; or

(d)	render an advice which rejects the proposed decision (voorgenomen besluit), to complete the Transaction to the extent it relates to the Dutch Sold Business.

10.2	In relation to the process of the Works Council Consultation:

(a)

the Seller shall procure that the management (bestuurder(s)) of the Dutch Selling Entity shall submit the request for advice with respect to the Transaction to the Works Council in accordance with article 25 of the Dutch Works Councils Act (the “Advice Request”) without undue delay on or after the Signing Date, but in any event within ten (10) Business Days after the Signing Date. The Seller shall prepare the draft Advice Request intended to be submitted to the Works Council and provide the Purchaser (or its external advisors (as appropriate)) with copies of such draft Advice Request, all the information reasonably required for the Advice Request and other documentation or information reasonably requested by the Purchaser. The Seller shall take into account the reasonable comments of the Purchaser on the draft Advice Request;

(b)

Subject to appropriate measures being taken to safeguard (including from the Purchaser) the confidentiality of commercially sensitive information and business secrets (which may be provided on a counsel-to-counsel basis only), the Seller shall, to the extent permitted under Applicable Law, on a regular basis, keep the Purchaser informed of the status of the Works Council Consultation and any request for information or any questions from the Works Council, a copy of which shall be provided to the Purchaser. If so requested by the Works Council, the Purchaser shall be obliged to participate in at least one consultation meeting with the Works Council regarding the Transaction;

(c)

the Seller shall not submit answers to questions of the Works Council relating to the Dutch Sold Business to the Works Council without the prior written approval of the Purchaser, such approval not to be unreasonably withheld or delayed;

(d)

the Purchaser shall promptly provide all assistance reasonably required by the Seller in relation to the Works Council Consultation, including providing all relevant information as referred to in article 31 of the Dutch Works Councils Act and all information on the consequences of the Transaction and the measures that will be taken in connection with it, including with respect to the Works Council as set out in article 25(3) of the Dutch Works Councils Act;

(e)

each of the Seller and the Purchaser shall use its reasonable efforts and take any action as may reasonably be required to complete the Works Council Consultation as promptly as possible after the Signing Date and provide such additional information as the Works Council may reasonably request;

(f)	the Seller shall provide the Purchaser (or its external advisors (as appropriate)) with final copies of the request for advice and any material communications with the Works Council; and

(g)	the Seller shall procure that the Dutch Selling Entity will inform the Works Council of its decision with respect to the Transaction in accordance with article 25(5) of the Dutch Works Councils Act.

10.3	The Works Council Consultation has been completed, if

(a)

(y) the advice of the Works Council with respect to the Transaction is (i) either neutral or in accordance with the intended decisions (voorgenomen besluiten) as set out in the Advice Request and (ii) unconditional and (z) Perrigo Pharma Holding NL as shareholder of the Dutch Selling Entity has adopted a resolution in respect of the Transaction confirming the consummation of the Transaction is compliant with the advice of the Works Council;

(b)

(y) the advice of the Works Council with respect to the Transaction is subject to Commitments (as defined below) relating to the terms of the Transaction that are reasonably acceptable to the relevant Party affected by such Commitments and is otherwise in accordance with the intended decisions (voorgenomen besluiten) as set out in the Advice Request and (z) Perrigo Pharma Holding NL as shareholder of the Dutch Selling Entity has adopted a resolution in respect of the Transaction confirming the consummation of the Transaction is compliant with the advice of the Works Council;

(c)	the Works Council has irrevocably and unconditionally waived its right to render advice on the Transaction in writing; or

(d)	the Works Council Consultation is completed in accordance with the procedure set out in Sections 10.4 or 10.5.

Upon the Works Council Consultation having been completed, the Seller shall without undue delay notify the Purchaser hereof in writing (the “Works Council Consultation Completion Notice”).

10.4

If the Works Council Consultation results in an advice of the Works Council which (i) rejects the proposed decision (voorgenomen besluit) to complete the Transaction or (ii) is subject to Commitments, the following shall apply:

(a)

If and to the extent the advice of the Works Council relates to the Sold Business in the Netherlands and in particular the Transferred Employees being sold and transferred by the Dutch Selling Entity only (the “Dutch Sold Business”), the Purchaser shall accept any and all changes required to this Agreement, provided such changes relate only to the Dutch Sold Business, as determined by the Seller in its sole discretion, in order to implement the Commitments.

(b)

If and to the extent the advice of the Works Council does not relate to the Dutch Sold Business (but, for the avoidance of doubt, to the remaining business of the Dutch Selling Entity), the Seller shall only be obliged to accept such Commitments requested by the Works Council which are, in the assessment of the Seller, commercially reasonable.

(c)

The Works Council Consultation shall be deemed completed if the Parties agreed to alterations to the Transaction by accepting the Commitments in accordance with this Section 10.4 and in such a manner that the terms of the Agreement are in accordance with the Works Council’s advice.

10.5

If the Seller is not obliged to accept any changes to the terms of this Agreement in accordance with Section 10.4(b) to accommodate the Commitments requested, or the concerns voiced, by the Works Council, then Seller shall, and shall procure that the Dutch Selling Entity will, inform the Works Council in writing of its resolution in respect of the Transaction in accordance with article 25(5) of the Dutch Works Councils Act. If the resolution provides that the Transaction is entered into, the Works Council Consultation shall be completed if:

(a)

the period as set out in article 25(6) of the Dutch Works Councils Act shall have lapsed, without the Works Council having initiated legal proceedings as set out in article 26 of the Dutch Works Councils Act;

(b)

the Works Council has unconditionally and irrevocably waived its right to initiate the legal proceedings referred to in paragraph (a) above or the Works Council has otherwise given its written consent to proceed with the Transaction in accordance with article 25(6) of the Dutch Works Councils Act; or

(c)

after the legal proceedings as set out in article 26 of the Dutch Works Councils Act have been initiated, the Enterprise Section of the Amsterdam Court of Appeal (Ondernemingskamer) (“Dutch Court”) has rendered a final order dismissing the Works Council’s appeal against the resolution with immediate effect (uitvoerbaar bij voorraad).

(d)

In the event that the Dutch Court in a final order decides in favour of the Works Council to the effect that it imposes measures obstructing the Transaction, Section 10.4 shall apply mutatis mutandis. In such case, the Works Council Consultation shall be completed if the Agreement has been amended in accordance with Section 10.4, i.e., in such a manner that the final terms of the Agreement shall be in accordance with the Works Council’s advice.

10.6

If this Agreement is amended to implement any Commitment in accordance with Sections 10.4 or 10.5, the Seller shall indemnify the Purchaser from all costs incurred by the Purchaser with respect to the Sold Dutch Business as a consequence of the implementation of the Commitments.

11.	CLOSING

11.1	Closing Date

The “Closing Date” shall be (i) the last Business Day of the month in which the last of the Closing Conditions has been satisfied, (ii) if the last of the Closing Conditions has been satisfied within the last ten (10) Business Days of a month, upon written request of the Seller or the Purchaser, the last Business Day of the immediately following month or (iii) such other Business Day the Seller and the Purchaser may have agreed upon in writing, provided that such Business Day shall be the last Business Day of a month.

11.2	Time of Closing

The Seller shall effect, and shall cause the Share Sellers and the Selling Entities to effect, and the Purchaser shall effect the Closing Actions (as defined below) on the Closing Date.

11.3	Closing Actions

On the Closing Date, the Seller shall take, and shall cause the Share Sellers and the Selling Entities to take, and the Purchaser shall take the following actions (the “Closing Actions”) in the following order:

(a)

Payment by the Purchaser of (i) the Preliminary Share Purchase Price, (ii) the Asset Purchase Price and (iii) the Preliminary Inventory Purchase Price in each case to the Seller’s Bank Account and such amounts shall finally be credited to the Seller’s Bank Account;

(b)	Execution by the Share Sellers and the Purchaser of the Share Transfer Instrument as per Section 2.2;

(c)

Execution by the Purchaser and the respective Selling Entities of the respective Local Asset Transfer Agreements for the transfer of the Sold Assets to the Purchaser or its Affiliates, unless and to the extent this Agreement or the Transfer Plan (as defined below) expressly provides that legal title to any part of the Sold Assets shall transfer after the Closing;

(d)	Execution by the Parties and/or their relevant Affiliates of the Ancillary Agreements;

(e)	Execution by the Parties of the Transfer Plan as per Section 12.1;

(f)	Execution by the Parties of the Data Transition Plan (as defined below) as per Section 14.1(a);

(g)	Execution by the Parties of the Vigilance Transition Plan as per Section 15.1;

(h)	Delivery by the Seller to the Purchaser of 6 copies of the Data Room Storage Medium;

(i)	Delivery by the Seller to the Purchaser of executed copies of the Intercompany Agreement Termination Agreements;

(j)	Execution by the Parties of the Quality Agreements;

(k)	Delivery by the Seller to the Purchaser of evidence that any pledges over the Sold Shares or the shares of any Share Deal Entity have been released;

(l)	Delivery by the Seller to the Purchaser a confirmation that no assets of the Share Deal Entities are pledged in favor, or for the benefit, of the Seller or any of its Affiliates;

(m)

In each case as applicable, in respect of any physical share certificates of the Share Deal Entities, delivery of such share certificates to the Purchaser, and in respect of any electronic share certificates, release of and procurement that such share certificates are made available to the relevant Share Deal Entity (as applicable);

(n)

Delivery of duly executed letters of resignation by any director of a Share Deal Entity who is not a Silver Employee pursuant to which he/she has resigned from office as director of the respective Share Deal Entity with effect as of Closing; and

(o)	Delivery by the Seller to the Purchaser of executed bring-down certificate, substantially in the form of the draft attached as Annex 11.3(o) (the “Closing Bring-down Certificate”).

11.4	Closing Venue

The Closing Actions shall be performed at the offices of Latham & Watkins LLP at Benrather Str. 18-20, 40213 Düsseldorf, Germany, on the Closing Date at 10.00 hours a.m. CET or at any other time or place (or virtually) mutually agreed upon by the Seller and the Purchaser in writing.

11.5	Waiver of Closing Conditions and Closing Actions

The Seller and the Purchaser may waive by way of mutual written agreement any of the Closing Conditions (to the extent legally permissible) and/or the performance or sequence of any of the Closing Actions (or parts thereof), provided that (i) the Closing Action pursuant to Section 11.3(a) may be unilaterally waived in writing by the Seller, and (ii) the Closing Action pursuant to Section 11.3(h) and 11.3(n) may be unilaterally waived in writing by the Purchaser. Any such waiver shall (i) not prejudice any rights or remedies which may be available to the waiving Party under or in connection with this Agreement, and (ii) only apply to the punctual performance of the respective Closing Action on the Closing Date (i.e., the waiving Party shall still be entitled to request due performance after the Closing Date).

11.6	Closing Confirmation

On the Closing Date, after all Closing Actions were taken or have occurred or have been duly waived, the Seller and the Purchaser shall confirm in a written document, to be jointly executed (in duplicate) substantially in the form attached as Annex 11.6 (the “Closing Confirmation”), (i) that all Closing Conditions have been duly satisfied or waived, and (ii) that all Closing Actions have been duly taken or waived. The legal effect of the Closing Confirmation shall be to serve as prima facie evidence that the Closing Conditions have been satisfied or waived and that all Closing Actions have been taken or waived, as the case may be. However, the execution of the Closing Confirmation shall not limit or prejudice any rights of the Parties arising under or in connection with this Agreement or any of the Ancillary Agreements.

11.7	Consequences of Non-Satisfaction of the Closing Conditions or Non-Performance of Closing Actions

(a)	Termination Rights

(i)

Each Party shall be entitled to terminate this Agreement by way of rescission with effect for all Parties by giving written notice thereof to the other Party if the Closing has not taken place within 18 months after the Signing Date (the “Long-Stop Date”), provided that a Party having caused such non-occurrence of the Closing due to failure to comply with its obligations under this Agreement shall not be entitled to terminate this Agreement. If the Potential Divestitures required to obtain the Regulatory Clearances have not yet been completed one month prior to the Long-Stop Date, the Seller may unilaterally extend (once or several times) the Long-Stop Date by a total of six (6) months (i.e., to a maximum of 24 months after the Signing Date) by written notice to the Purchaser.

(ii)

The Seller shall be entitled to terminate this Agreement by way of rescission with effect for all Parties by giving written notice thereof to the Purchaser if the payments of the Preliminary Share Purchase Price, the Asset Purchase Price and the Preliminary Inventory Purchase Price on the Closing Date in accordance with Section 11.3(a) are not made and the final receipt of such payments on the Seller’s Bank Account has not occurred in full at the latest on the fifth (5th) Business Day following the Closing Date, provided that Seller shall be obliged to first request Purchaser to perform the Closing Action pursuant to Section 11.3(a) within five (5) Business Days before terminating this Agreement.

(b)

Neither Party shall be entitled to terminate this Agreement unilaterally if its failure to comply with any covenant or obligation pursuant to this Agreement (including in respect of the fulfilment of the Closing Condition or the performance of a Closing Action) caused the non-occurrence or delay of Closing.

(c)	Consequences of Termination

(i)

In the event of a termination of this Agreement in accordance with Section 11.7(a) by any Party that results from the Purchaser’s failure to obtain the Regulatory Clearances, unless and to the extent Seller has not fulfilled its cooperation obligations pursuant to Section 9.2, the Purchaser shall upon request by the Seller pay to the Seller on the tenth (10th) Business Day after the rescission a lump-sum compensation in the amount of EUR 15,000,000.00 (in words: fifteen million Euros) (the “Lump-Sum Compensation”) to compensate the Seller for any costs, expenses and other damages incurred in connection with the Transaction and the Seller agrees that the Lump-Sum Compensation is the only remedy available to the Seller in connection with the failure by the Purchaser to close the Transaction.

(ii)	The Surviving Sections of this Agreement shall also survive and remain in full force and effect after the termination of this Agreement in accordance with Section 38.3.

11.8	No Transfer prior to Closing

Prior to the Closing, risk, title, expectancy rights and any other rights relating to the Sold Shares and the Sold Assets shall not pass to the Purchaser.

12.	TRANSFER PLAN FOR THE SOLD ASSETS

12.1	Transfer Plan

Between the Signing Date and the Closing Date, the Parties shall agree on a plan for the transition of the Sold Business, to the extent possible on the date immediately following the Closing (and otherwise as promptly as possible after the Closing) from the Seller, the Share Sellers and the Selling Entities to the Purchaser and its Affiliates, the current version of which is attached hereto as Annex 12.1 and which may be updated and amended in accordance with the Transitional Services Agreement (the “Transfer Plan”), such plan to include, inter alia, details on (i) a transition plan, on a country-by-country and Product-by-Product basis, for the transfer of the Sold Assets (other than the Sold Intellectual Property Rights) including the envisaged Product Registration Transfer Dates, (ii) the composition, responsibilities and rules of procedure of the JSC, and (iii) a list of variations necessary due to the Sold Product Registration transfers, In case of conflicts or discrepancies between this Agreement and the Transfer Plan, the provisions of this Agreement shall prevail. For the purposes of this Agreement and the Ancillary Agreements “transfer” and “transferable” used in connection with Product Registrations shall also include the withdrawal or cancellation of a Product Registration and its subsequent re-issuance, re-registration, re-notification, or re-affixing in the name of the Purchaser or its respective Affiliate, where in any Territory, Applicable Law requires a Sold Product Registration to be transferred pursuant to this process, in particular with respect to those Products qualifying as cosmetic products or medical devices.

12.2	Preparation of the Transition

Between the Signing Date and the Closing Date, the Parties shall each (to the maximum extent permitted by Applicable Law) implement all steps, tasks and activities set out in the plan for the preparation of the transition of the Sold Business, the current draft version of which is attached hereto as Annex 12.2 and as may be amended by the Parties after the Signing Date (the “Transfer Preparation Plan”), and as otherwise reasonably necessary, for the preparation of the transition of the Sold Business in close cooperation, it being agreed that no steps, tasks or activities involving any actual transfer or any integration of any part of the Sold Business to the Purchaser or into the Purchaser’s business shall be undertaken before the Closing Date.

12.3	Joint Steering Committee

The Seller and the Purchaser shall each ensure that, as soon as reasonably practicable after the date of this Agreement, the Seller and the Purchaser establish a joint steering committee (the “JSC”) to manage and oversee the finalization and agreement of the Transitional Services Agreement in accordance with Section 12.4, the agreement, development and implementation of the Transfer Plan from the Signing Date in accordance with Section 12.1 and Annex 12.1 as well as the coordination and governance of material regulatory activities as further set out in the Transitional Services Agreement for each Sold Product Registration in the period from the Closing Date until the relevant Product Registration Transfer Date.

12.4	Transitional Services Agreement

Between the Signing Date and the Closing Date, the Parties shall finalize and agree the Transition Services Agreement, in close alignment with the Transfer Preparation Plan and the Transfer Plan, based on the agreed form attached in Annex 1.1-4 hereto, including the Service Fees on the basis of the principles set forth in Clause 8(c) of the agreed form of the Transitional Service Agreement.

13.	TRANSFER OF SOLD PRODUCT REGISTRATIONS

13.1	Transfer to Purchaser

The Sold Product Registrations shall be transferred to the Purchaser, on the date immediately following the Closing or (if not possible) as promptly as possible after the Closing in accordance with the Transfer Plan and the following provisions:

(a)

The Purchaser shall, and shall cause its Affiliates to make such notifications, filings and submissions with the relevant Governmental Authority required of such Person to obtain the transfer of the Sold Product Registrations, on the date immediately following the Closing or (if not possible) as promptly as possible after the Closing in accordance with the Transfer Plan. However, should the relevant Applicable Law stipulate that the Seller is to make said notifications, filings and submissions, the Purchaser shall then (at the Purchaser’s costs) prepare all documentation and do all the work to the extent possible, and the Seller will thereafter make the last necessary work (e.g. signing) and then carry out the relevant notifications, filings and submissions.

(b)

The Purchaser shall, and shall cause its Affiliates to prepare all documents that are required for the transfer of the Sold Product Registrations in accordance with the Transfer Plan. Prior to filing or submitting such documents to the relevant Governmental Authority, the Purchaser shall confirm to the Seller that the documentation prepared in connection with such filing complies with its obligations pursuant to the Transfer Plan and shall obtain the Seller’s prior written consent on such transfer documentation (which shall not to be unreasonably withheld or delayed). The Seller or its Affiliates shall assist the Purchaser to the extent provided in the Transfer Plan. The customization of the Sold Registration Dossiers, like labelling, mockup adaptation, global trade item number adaptation, or change in the format of the Sold Registration Dossiers, shall be made by the Purchaser.

(c)

The Purchaser shall, and shall cause its Affiliates to use all best efforts to complete the transfer of the corresponding Sold Product Registrations to the Purchaser and/or its Affiliates on the date immediately following the Closing or (if not possible) as promptly as possible after the Closing and in accordance with the Transfer Plan and to carry out all necessary and advisable formalities with the competent Governmental Authorities in relation thereto. The Purchaser shall not introduce or request any approval of any variation to any Sold Product Registration prior to the completion of its transfer to Purchaser or its Affiliates.

13.2	Withdrawal of Sold Product Registrations

If, where applicable,

(a)	the Purchaser and/or its respective Affiliate (as appropriate) has not submitted an application to transfer a Sold Product Registration within the time period set forth in the Transfer Plan; or

(b)	the transfer is not approved by the relevant Governmental Authority on or before the date set forth opposite the concerned Sold Product Registration in the Transfer Plan;

then the Seller and/or its relevant Affiliates shall have the right, at the Seller’s sole discretion, to withdraw or allow to lapse such Sold Product Registration at the Purchaser’s cost. Prior to such withdrawal, the Seller shall notify the Purchaser of its intent to withdraw the Sold Product Registration. Such notification must contain a grace period of at least six (6) months with regard to those Products qualifying as medicinal products or medical devices and two (2) months with regard to those Products qualifying as cosmetic products. During such grace period, the Parties shall use all reasonable efforts to agree on alternative arrangements so as to ensure the transfer of the relevant Sold Product Registration to Purchaser or its Affiliate: if (i) the Parties are unable to find alternative arrangements within the abovementioned grace period or (ii) such Sold Product Registration has not been transferred in accordance with such alternative arrangements within twelve (12) months from the date on which the relevant Governmental Authorities failed to approve the transfer, or the expiry of the deadlines set forth in the Transfer Plan for the transfer of the relevant Sold Product Registration, whichever is earlier, the Seller and/or its relevant Affiliates may withdraw such Sold Product Registration at Purchaser’s cost. Upon such withdrawal, the Seller and/or the respective Selling Entity shall deliver to the Purchaser a copy of the related Sold Registration Dossier.

13.3	Obligations pending Product Registration Transfer

As long as the transfer of the Sold Product Registrations in accordance with Sections 13.1 or 13.2 above is pending/not yet completed, the Seller and/or its relevant Affiliates will:

(a)	continue to distribute and/or sell the Products to which the relevant Sold Product Registrations relate after the Closing as provided under the Transitional Services Agreement, when applicable;

(b)

hold each Sold Product Registration for the account, risk and benefit of the Purchaser and/or its respective Affiliate and act in accordance with past practice and the reasonable instructions of the Purchaser or its relevant Affiliate in respect of each Sold Product Registration; provided that, such instructions do not infringe the terms of the relevant Sold Product Registration or any Applicable Law, and provided further that Purchaser shall indemnify and hold harmless the Seller and/or its relevant Affiliates in accordance with Section 3.5(a) with respect to any Liability they may incur after the Closing in connection with, or as a result of, the performance of such instructions;

(c)

subject to Section 13.2, maintain in force each Sold Product Registration, not voluntarily amend, cancel, withdraw or surrender any Sold Product Registration unless (i) required to do so by the Applicable Law or any Governmental Authority or (ii) the Purchaser’s prior written consent has been obtained. Notwithstanding anything in this Section 13.3, Seller or any Selling Entity shall not be required to make any registrations or filings related to the Products under the Medical Device Regulation (EU) 2017/745.

13.4	Costs

Unless otherwise agreed in this Agreement (in particular Section 36), the Transitional Services Agreement or the Transfer Plan, each Party shall bear its own costs arising in connection with the implementation of the provisions of this Section 13. The Purchaser shall be responsible for the payment, provided that any expenses resulting from the engagement of Third Parties by the Seller require prior approval (such approval not to be unreasonably withheld, delayed, or conditioned) by the Purchaser, (i) of all filing, variation and other fees and expenses due in connection with the transfer of the Sold Product Registrations, (ii) costs of customization of the Sold Registration Dossiers (including labelling; mock up adaptation or change in format of the Sold Registration Dossiers) in connection with the transfer of the Sold Product Registrations, (iii) the costs of maintenance and renewal of any Sold Product Registration incurred after the Closing, and (iv) the costs of update or upgrade of the Sold Registration Dossiers (including studies) after the date of this Agreement (except for the costs of such updates or upgrades as may be required in writing by a competent Governmental Authority prior to the Closing independently from the transfer of the Sold Product Registrations, which shall be borne by the Seller). The Purchaser shall therefore, upon presentation of the appropriate documentation evidencing such costs, reimburse to the Seller or to its Affiliates, as appropriate, all reasonable and documented external costs incurred by the Seller and such Affiliates for the implementation of the provisions of this Section 13 within ten (10) Business Days of receipt of such documentation.

14.	TRANSFER OF THE SOLD RECORDS AND SOLD ARTWORK

14.1	Transfer to Purchaser

(a)

Between the Signing Date and the Closing Date, the Parties shall agree on the Data Transition Plan, such plan to include a description of the Sold Records (including their current file format) and Sold Artwork and details on the method and date of their transfer, on a country-by-country basis, and to the extent possible on the date immediately following the Closing (or such relevant other date as may be specified in the Data Transition Plan) and otherwise as promptly as possible after the Closing), to the Purchaser. The Seller shall transfer the Sold Records as well as all Sold Artwork in accordance with this Agreement and the Data Transition Plan, subject to applicable data protection laws. If the Seller is not able to transfer the Sold Records or the Sold Artwork on the date immediately following the Closing (or the relevant other date as may be specified in the Data Transition Plan), the Seller shall use reasonable commercial efforts to transfer the Sold Records or the Sold Artwork as soon as possible thereafter, subject to applicable data protection laws. Section 3.3 (Retention of Copies) shall apply. In case of conflicts or discrepancies between this Agreement and the Data Transition Plan, the provisions of this Agreement shall prevail.

(b)

Between the Signing Date and the Closing Date, the Parties shall each (to the maximum extent permitted by Applicable Law) implement all steps, tasks and activities set out in the Transfer Preparation Plan, and otherwise as reasonably necessary, for the preparation of the transfer of the Sold Records and the Sold Artwork, it being agreed that no steps, tasks or activities involving any actual transfer or any integration of any Sold Records and Sold Artwork to the Purchaser or into the Purchaser’s business or systems shall be undertaken before the Closing Date.

(c)	With respect to electronically stored Sold Records and Sold Artwork, it is agreed as follows, subject to applicable data protection laws:

(i)

the Seller shall use commercially reasonable efforts to provide electronically stored Sold Records and Sold Artwork to the Purchaser as is necessary in order to make such electronically stored Sold Records and Sold Artwork available on and useful at the Purchaser’s IT-systems;

(ii)

electronically stored Sold Records and Sold Artwork shall be made available by the Seller (i) in a mutually agreed file format but otherwise in the condition as it is as of the Closing, and (ii) in the language as such information is on the Closing Date;

(iii)

the Parties agree to start the planning of, and (to the maximum extent permitted by Applicable Law) the preparation for, the migration and separation of electronically stored Sold Records and Sold Artwork as promptly as practicable after the Signing Date; and

(iv)	the Purchaser shall set up a secure electronic data sharing platform to which the Sellers shall transfer the relevant electronically stored Sold Records and Sold Artwork.

14.2	Status of Sold Registration Dossiers

Notwithstanding any other provision of this Agreement, the Seller sells and transfers the Sold Registration Dossiers to the Purchaser in “as is” condition, in their current format and without any obligation of the Seller to update the Sold Registration Dossiers in any manner except if required in writing by a competent Governmental Authority as set forth in Section 13.3(c). Notwithstanding any provision to the contrary in this Agreement, other than the relevant Seller Representations expressly set out in Annex 22.1, no representations and/or warranties are given by the Seller to the Purchaser in this Agreement as regards the status of the Sold Registration Dossiers and whether or not the information contained therein is up to date and in accordance with Applicable Law and no such representation or warranty can be implied. Notwithstanding the foregoing, the Sold Registration Dossiers will be provided by the Seller in a format clearly outlining the current approved parts of the Sold Registration Dossiers for each Sold Product Registration.

14.3	Access Rights of Seller

The Purchaser recognizes and acknowledges that the Seller and/or the Selling Entities have certain ongoing legal and regulatory obligations (including, but not limited to, the obligation to respond to requests from Governmental Authorities in relation to audits or inspections) and that, as such, or as otherwise reasonably required, the Seller and/or the Selling Entities will, from time to time, require access to the Sold Records that have been handed over or transferred, in order to comply with those obligations. The Purchaser further recognizes and acknowledges that, in such circumstances, the Seller and/or the Selling Entities will be required to respond to requests according to timelines set by a Governmental Authority, and the Seller and/or the Selling Entities are left with little time to prepare the response.

(a)

In the event that the Seller and/or the Selling Entities receive notification of an audit or inspection or inquiry by a Governmental Authority that requires it/them to produce information contained in the handed over Sold Records, the Seller and/or the Selling Entities shall promptly provide written notice of such announced inspection to the Purchaser, shall specify the Sold Records that they wish to access and shall provide a copy of the letter from the relevant Governmental Authority of the announced inspection.

(b)

The Purchaser shall then have forty-five (45) days from the date of the notice (or any shorter time period specified by the Governmental Authority) to provide access to the Sold Records (or copies thereof) specified in the notice. The Purchaser will also inform the Seller and/or the Selling Entities about the location and modalities where the Sold Records (or copies thereof) can be accessed.

(c)

In the event that the Seller and/or the Selling Entities are subject to an audit or inspection by a Governmental Authority, with no prior notice, and for the purpose of which it is required to produce information contained in the handed over Sold Records, the Seller and/or the Selling Entities shall promptly provide notice of such unannounced inspection to the Purchaser by telephone to the Purchaser’s Scientific Affairs department via email to [***] (with [***] and [***] in copy). The Purchaser shall then provide confirmation of receipt as soon as reasonably possible and make best efforts to meet any request as received.

(d)

In the event that the Seller and/or the Selling Entities are required to produce copies of specific documents pertaining to the handed over Sold Records to a Governmental Authority in order to comply with any obligation pursuant to Applicable Law, the Seller and/or the Selling Entities shall give such notice to the Purchaser as is reasonable, given the time available for the Seller and/or the Selling Entities to respond to the Governmental Authority’s request and shall provide sufficient evidence of the statutory and/or regulatory obligation, and the Purchaser shall provide access to the Sold Records (or copies thereof) specified in the notice. The Purchaser will also inform the Seller and/or the Selling Entities about the location and modalities where the Sold Records (or copies thereof) can be accessed.

(e)

In case it is necessary for the Seller and/or the Selling Entities to receive a permanent copy of certain documents pertaining to specific Sold Records (e.g., because the Seller and/or the Selling Entities are under an obligation to procure it to a Governmental Authority), the Purchaser shall upon request from the Seller and/or the Selling Entities produce a physical copy of such documents. The Purchaser shall keep a photocopy of the certain documents pertaining to these specific Sold Records provided to the Seller and/or the Selling Entities and a file note, for completeness of its files. The Seller and/or the Selling Entities shall return original documents of the Sold Records upon receipt from the relevant Governmental Authority.

(f)

The Purchaser shall not be obliged to provide any further assistance to the Seller and/or the Selling Entities pertaining to its access to the handed over Sold Records (or copies thereof) or the supply of copies or scans, other than as explicitly stated in this Section 14.3.

14.4	Access Rights of Purchaser

The Seller recognizes and acknowledges that after Closing the Purchaser and/or the Share Deal Entities will have certain ongoing legal and regulatory obligations (including, but not limited to, the obligation to respond to requests from Governmental Authorities in relation to audits or inspections) and that, as such, or as otherwise reasonably required, the Purchaser and/or the Share Deal Entities will, from time to time, require access to documents that as of the Closing do not exclusively relate to the Products or the Sold Business and therefore do not constitute “Sold Records”. For access to copies of such Readily Available documents by the Purchaser Section 14.3 shall apply mutatis mutandis, provided that (i) for the purpose of this Section 14.4 only “Readily Available” shall include documents that have been held by the Seller or the Selling Entities in the period of the last five (5) years prior to the Signing Date (or for such longer period as may be required with respect to a document by Applicable Law) but only to the extent the documents are actually available to the Seller and/or the Selling Entities, and (ii) that the Seller shall always have adequate time to redact any information not related to the Products and/or the Sold Assets and shall not be obligated to disclose any commercially sensitive information in its unredacted form. Seller’s contact person for urgent requests is [***].

14.5	Costs

Unless otherwise agreed in this Agreement (in particular Section 36), the Transitional Service Agreement or the Data Transition Plan, each Party shall bear its own costs arising in connection with the implementation of the provisions of this Section 14.

15.	TRANSFER OF VIGILANCE ACTIVITIES AND SOLD SAFETY DATA

15.1	Vigilance Transition Plan

The Parties shall cooperate to transition vigilance activities in accordance with a Vigilance Transition Plan. Such Vigilance Transition Plan shall be established between the Parties between the Signing Date and the Closing Date, and in no event later than the first submission for the transfer of a Sold Product Registration. The Vigilance Transition Plan shall include, without limitation, details on (i) the method and format of Sold Safety Data to be transferred to Purchaser, (ii) the timeframe in which Sold Safety Data shall be transferred to the Purchaser, and (iii) the allocation of vigilance activities between the Parties with respect to the Products during the transition period as defined in the Transitional Services Agreement, including but not limited to, processing of individual case safety reports, follow up and exchange of Safety Information, reporting to health authorities, aggregate safety reports, signal detection, literature review activities, responding to safety related health authority questions and vigilance system file maintenance. The Parties agree to collaborate to transition all vigilance activities until terminated as outlined in the Vigilance Transition Plan, subject to applicable data protection laws.

15.2	Preparation of the Transition

Between the Signing Date and the Closing Date, the Parties shall each (to the maximum extent permitted by Applicable Law) implement all steps, tasks and activities set out in the Transfer Preparation Plan, and otherwise as reasonably necessary, for the preparation of the transfer of copies of the Sold Safety Data and for the transition of pharmacovigilance, cosmetovigilance and materiovigilance activities, it being agreed that no steps, tasks or activities involving any actual transfer or any integration of any copies of any Sold Safety Data or any transition or integration of any pharmacovigilance, cosmetovigilance and materiovigilance activities to the Purchaser or into the Purchaser’s business or systems shall be undertaken before the Closing Date.

15.3	Assignment of Vigilance Agreements

To the extent any Sold Agreement(s) are transferred by way of an Assignment on or after the Closing, any corresponding vigilance agreement to a given Sold Agreement shall be transferred to Purchaser under the same Assignment.

15.4	Costs

Unless otherwise agreed in this Agreement (in particular Section 36), the Transitional Service Agreement or the Vigilance Transition Plan, each Party shall bear its own costs arising in connection with the implementation of the provisions of this Section 15.

16.	TRANSFER OF SOLD COMMERCIALIZATION DATA

On the date immediately following the Closing or (if not possible) as promptly as possible after the Closing, in accordance with the Transfer Plan, the Seller shall transfer to the Purchaser copies of the Sold Commercialization Data relating to the two-year period before the Closing, subject to applicable data protection laws.

17.	TRANSFER OF SOLD AGREEMENTS

17.1	Assignment of Not Mixed Contracts

(a)

To the extent the Sold Agreements are (i) not Mixed Contracts and (ii) transferable without the Third Party’s consent, the Sold Agreements shall transfer by way of an Assignment on the date immediately following the Closing (or such relevant later date as may be specified in the Transfer Plan) in accordance with the Transfer Plan.

(b)

To the extent the Sold Agreements are (i) not Mixed Contracts but (ii) can be transferred to the Purchaser only with the Third Party’s consent, the Sold Agreements shall transfer by way of an Assignment on the date immediately following the Closing or (if not possible) as promptly as possible after the Closing and the following shall apply:

(i)	This Agreement does not constitute a transfer or an attempted transfer of any Sold Agreements if such transfer or attempted transfer would constitute a breach of the respective Sold Agreement.

(ii)

From the relevant date specified in the Transfer Plan or, if no such date is specified, from the date that is as soon after the Signing Date as is reasonable from the Seller’s point of view, until six (6) months following the Closing, the Parties shall procure that commercially reasonable efforts are undertaken to obtain the Third Parties’ consent to an Assignment, provided however, that no Party shall be required to incur any costs in the individual case or any other liability or pay any consideration in connection therewith. The Parties agree that the Seller does not represent or guarantee the grant of any consent to an Assignment.

(c)

From the Closing until the earlier of: (i) the effective date of the Assignment of the Sold Agreements, (ii) the date on which the Purchaser enters into a similar arrangement to the Sold Agreement with the relevant Third Party or (iii) the Final Cooperation Long Stop Date:

(i)

the Seller or the Selling Entities, as applicable, shall continue to act as a contractual party to the Sold Agreements, comply with the terms and conditions of the Sold Agreements, hold and administer the Sold Agreements for the benefit of the Purchaser and provide any benefits (net of any Taxes (including VAT) payable by the Seller or the relevant Selling Entity, unless such Tax can reasonably be expected to be recovered from a Tax Authority or a Third Party) received from the Sold Agreements to the Purchaser; and

(ii)

the Purchaser shall support the Seller or, as applicable, the relevant Selling Entities in performing their obligations under the Sold Agreements and shall (A) reimburse to the Seller or, as applicable, the relevant Selling Entity all related incurred and reasonably documented external costs, and (B) indemnify the Seller and its Affiliates for any obligations and liabilities arising out of the Sold Agreements after the Closing in accordance with Section 3.5(a).

17.2	Assignment of Mixed Contracts

(a)

To the extent the Sold Agreements are (i) Mixed Contracts and (ii) transferable without the Third Party’s consent, the Sold Agreements shall transfer by way of an Assignment on the date immediately following the Closing (or such relevant later date as may be specified in the Transfer Plan) to the extent they pertain to the Sold Business.

(b)

To the extent the Sold Agreements are (i) Mixed Contracts but (ii) can be transferred to the Purchaser only with the Third Party’s consent, the Sold Agreements shall transfer by way of an Assignment to the extent they pertain to the Sold Business on the date immediately following the Closing or (if not possible) as promptly as possible after the Closing and the following shall apply:

(i)	This Agreement does not constitute a transfer or an attempted transfer of any Mixed Contract if such transfer or attempted transfer would constitute a breach of the respective Mixed Contract.

(ii)

From the relevant date specified in the Transfer Plan or, if no such date is specified, from the date that is as soon after the Signing Date as is reasonable from the Seller’s point of view, until six (6) months following the Closing, the Parties shall procure that commercially reasonable efforts are undertaken to obtain the Third Parties’ consent to an Assignment of the Mixed Contracts to the extent they pertain to the Sold Business, provided however, that no Party shall be required to incur any costs in the individual case or any other liability or pay any consideration in connection therewith. The Parties agree that the Seller does not represent or guarantee the grant of any consent to an Assignment.

(c)

From the Closing until the earlier of: (i) the effective date of the Assignment of the Sold Agreements to the extent they pertain to the Sold Business, (ii) the date on which the Purchaser enters into a similar arrangement to the Sold Agreement to the extent it pertains to the Sold Business with the relevant Third Party, or (iii) the Final Cooperation Long Stop Date:

(i)

the Seller or the Selling Entities, as applicable, shall continue to act as a contractual party to the Mixed Contracts to the extent they pertain to the Sold Business, comply with the terms and conditions of the Mixed Contracts to the extent they pertain to the Sold Business, hold and administer the Mixed Contracts to the extent they pertain to the Sold Business for the benefit of the Purchaser and provide any benefits (net of any Taxes (including VAT) payable by the Seller or the relevant Selling Entity, unless such Tax can reasonably be expected to be recovered from a Tax Authority or a Third Party) received from the Mixed Contracts to the extent they pertain to the Sold Business to the Purchaser; and

(ii)

the Purchaser shall support the Seller or, as applicable, the relevant Selling Entities in performing their obligations under such Sold Agreements to the extent they pertain to the Sold Business and shall (A) reimburse to the Seller or, as applicable, the relevant Selling Entity all related incurred and reasonably documented external costs, and (B) indemnify the Seller and its Affiliates for any obligations and liabilities arising out of the Sold Agreements to the extent they pertain to the Sold Business after the Closing in accordance with Section 3.5(a).

(iii)

The Parties shall procure that the Seller, the Selling Entities or their respective Affiliates shall not be obliged to guarantee or otherwise be responsible for the performance of obligations by the Purchaser.

17.3	No Assignment of Sold Agreements

(a)

If an Assignment as per Section 17.1(b) or 17.2(b) cannot be realized in respect of a Sold Agreement, the Seller or the respective Selling Entity, as the case may be, to the extent legally and contractually permissible, and unless otherwise instructed by Purchaser, shall continue to act as party to such Sold Agreement (to the extent it pertains to the Sold Business), however, only for the account, benefit and at the expense of Purchaser, and in any event no longer as to the occurrence of the Final Cooperation Long Stop Date.

(b)

The Parties agree to discuss in good faith on a case-by-case basis how such Sold Agreement will be operationally managed and agree to terminate the Sold Agreement (to the extent it pertains to the Sold Business) at the earliest possible date in accordance with the terms of such Sold Agreement.

(c)

The Purchaser shall support the Seller or, as applicable, the relevant Selling Entities in performing their obligations under such Sold Agreement and shall (A) reimburse to the Seller or, as applicable, the relevant Selling Entity all related incurred and reasonably documented external costs, and (B) indemnify the Seller and its Affiliates for any obligations and liabilities arising out of such Sold Agreement after the Closing in accordance with Section 3.5(a).

17.4	Assignment of Quality Agreements

To the extent any Sold Agreement is transferred by way of an Assignment on or after the Closing, any corresponding quality agreement to a given Sold Agreement shall be transferred to Purchaser as follows:

(a)

To the extent the respective quality agreements are (i) not Mixed Contracts and (ii) transferable without the Third Party’s consent or they can be transferred to the Purchaser only with the Third Party’s consent, but such consent has been obtained together with the consent for the Assignment of the corresponding Sold Agreement, such quality agreements shall transfer under the same Assignment as the corresponding Sold Agreement.

(b)

To the extent the respective quality agreements are (i) Mixed Contracts and (ii) transferable without the Third Party’s consent or they can be transferred to the Purchaser only with the Third Party’s consent but such consent has been obtained together with the consent for the Assignment of the corresponding Sold Agreement, such quality agreements shall transfer under the same Assignment as the corresponding Sold Agreement to the extent they pertain to the Sold Business.

(c)

If an Assignment as per Section 17.4(a) or 17.4(b) cannot be realized in respect of a Sold Agreement, the Purchaser shall procure to enter into a new quality agreement with the respective Third Party corresponding to the respective Sold Agreement effective as of the Assignment of the respective Sold Agreement.

17.5	Pre-payments and Deposits

In case of:

(a)	pre-payments and deposits of customers received by the Seller or the Selling Entities prior to the Closing for supplies of Products after the Closing, and

(b)

pre-payments and deposits made by the Seller or the Selling Entities prior to the Closing with respect to Third Party supplies related to the Products after the Closing, the Seller shall procure that the Seller or the respective Selling Entity informs the Purchaser about such pre-payments paid or received and the Parties shall procure that (i) the amounts received according to (a) above are forwarded by the Seller or the respective Selling Entity to the Purchaser and (ii) the amounts paid according to (b) above are remitted by the Purchaser to the Seller or the applicable Selling Entity in full, in each case of (i) and (ii) net of any Taxes (including VAT) payable by the respective Party, unless such Tax can reasonably be expected to be recovered from a Tax Authority or a Third Party, without delay after the Closing.

17.6	Accounts Receivable

(a)

The Parties acknowledge and agree that all Pre-Closing Accounts Receivable shall remain the property of the Seller or the applicable Selling Entity and shall be collected by the Seller or such Selling Entity after the Closing. In the event that, after the Closing, Purchaser or its Affiliates receive any payments from any obligor with respect to any Pre-Closing Accounts Receivable, then Purchaser shall, within thirty (30) calendar days after receipt of such payment, remit the full amount of such payment to Seller or its applicable Affiliate. In the case of the receipt by Purchaser or its Affiliates of any payment from any obligor of both Seller or its Affiliates, on the one hand, and Purchaser or its Affiliates, on the other hand, then, unless otherwise specified by such obligor, such payment shall be applied first to amounts owed to Seller or its Affiliates with the excess, if any, remitted to Purchaser or its Affiliates.

(b)

In the event that, after the Closing, Seller or any of its Affiliates receives any payments from any obligor with respect to an account receivable of Purchaser or its Affiliates for any period following the Closing, then Seller or its Affiliates shall, within thirty (30) calendar days after receipt of such payment, remit the full amount of such payment to Purchaser or its applicable Affiliate. In the case of the receipt by Seller or its Affiliates of any payment from any obligor of both Seller or its Affiliates, on the one hand, and Purchaser or its Affiliates, on the other hand, then, unless otherwise specified by such obligor, such payment shall be applied first to amounts owed to Seller or its Affiliates with the excess, if any, remitted to Purchaser or its Affiliates.

(c)

In each case of Sections 17.6(a) and 17.6(b), the respective receiving Party shall forward the net amount of such payments (i.e., exclusive of VAT) to the other Party only if the VAT on such payments are owed by the receiving Party to the Tax Authority. If the VAT is owed by the respective other Party, the receiving Party shall forward the gross amount including VAT.

18.	TRANSFER OF SOLD INVENTORY

The Sold Inventory shall be transferred to the Purchaser or its Affiliates or an appointed third party on the date immediately following the Closing or such relevant later date as may be specified in the Transfer Plan (each such applicable date on a country-by-country basis, the “Inventory Transfer Date”). On the applicable Inventory Transfer Date the Seller shall procure that the Selling Entities shall make the applicable Sold Inventory available FCA (as defined in Incoterms 2020)to the Purchaser or its Affiliates or an appointed third party.

19.	FINAL COOPERATION LONG STOP DATE

To the extent that the provisions in Sections 12 through 17 provide for duties and responsibilities of the Seller or the Selling Entities towards the Purchaser, such cooperation duties shall lapse in any event at the latest twelve (12) months after the Closing (“Final Cooperation Long Stop Date”).

20.	SILVER EMPLOYEES

20.1

The Parties acknowledge and agree that the Perrigo Group’s directors, officers, and employees as set out in Annex 20.1 (on a function level only) are required to conduct the Sold Business after Closing (each a “Silver Employee”). As further detailed in Annex 7.2, save for any Silver Employee employed by a Share Deal Entity (each a “Share Deal Entity Employee”), the Seller shall procure that the employment relationship of such Silver Employees will transfer to the Purchaser or any of its Affiliates (as the case may be) as a consequence of Closing, irrespective of whether (i) by way of a transfer under the Automatic Transfer Legislation (the “Automatic Transfer Employee”) or (ii) by way of mutual agreements between the respective Selling Entity, the respective Transferred Employee and the Purchaser or any of its Affiliates (as the case may be) or otherwise (an “Offer Employee”; all Offer Employees together with the Automatic Transfer Employees shall be referred to as the “Transferred Employees”). For the avoidance of doubt, any Share Deal Entity Employee will become part of the Purchaser’s Group as a consequence of the transfer of the Sold Shares to the Purchaser. Annex 20.1 shall indicate which Transferred Employees are intended to be Offer Employees or Transfer Employees. The Parties acknowledge and agree that the Seller and the Purchaser shall be free to determine – to the extent permitted by Applicable Law – which individual director, officer, and employee of the Perrigo Group shall be categorized as an Automatic Transfer Employee or an Offer Employee.

20.2

The Parties hereto (i) shall procure that each of their relevant Affiliates shall comply with their respective obligations under the Automatic Transfer Legislation, and (ii) agree to, and shall procure that its relevant Affiliates will, provide the other Party with such information and co-operation as may reasonably be required to enable the Parties to comply with their respective obligations under the Automatic Transfer Legislation.

20.3

If and to the extent any director, officer, or employee of the Perrigo Group who is not a Silver Employee as listed in Annex 20.1 (a “Retained Employee”) is transferred to, or alleges that they should transfer to, any member of the Purchaser Group, the Seller shall indemnify and hold the Purchaser (or at the Purchaser’s election, its respective Affiliate) harmless from and against any Losses or Liabilities arising from or in connection with the termination of employment of any Retained Employee including any contractual or statutory severance costs resulting from the termination of such Retained Employee(s) by the Purchaser or any of its Affiliates (as the case may be). Subject to Section 10.6, for the avoidance of doubt, the Seller shall not be obliged to indemnify the Purchaser for any costs, liabilities or damages which the Purchaser incurs due to redundancies within the Purchaser’s organization after Closing as a consequence of the transfer of any Silver Employee.

21.	USE OF CORPORATE BRANDS

21.1

The Purchaser hereby acknowledges that the Seller or its Affiliates (other than the Share Deal Entities) own all right, title and interest in and to the Seller’s and its Affiliate’s company name, logo, domain names, and GTIN prefixes (together with all variations, translations, transliterations and acronyms thereof), which do not comprise the Sold Business IP (collectively, the “Corporate Brands”), and that, except as expressly provided below, neither the Purchaser nor its Affiliates shall have any right to use the Corporate Brands.

21.2

Without undue delay, but in no event later than two (2) weeks after the Closing, the Purchaser shall, or shall cause each Share Deal Entity (except for Aco Hud) to (i) adopt a shareholder’s resolution to change the name of such Share Deal entity (except for Aco Hud) in a way that it no longer includes any Corporate Brands and (ii) procure that such name changes are applied for registration with the competent commercial register. The Purchaser undertakes to initiate all further changes necessary to cease all use of the Corporate Brands and to comply with this Section 21 as soon as reasonably possible after the Closing.

21.3

Subject to the terms and conditions of this Agreement, the Purchaser and the Share Deal Entities shall be entitled to use, and the Seller hereby grants, and shall cause its Affiliates (other than the Share Deal Entities) to grant, to the Purchaser and the Share Deal Entities a non-exclusive, royalty-free and non-transferable license, with the right to grant sublicenses to Purchaser’s Affiliates, manufacturers, distributors and Third Party contractors engaged in the operation of the Sold Business (together, the “Sublicensees”), to use the Corporate Brands during the applicable time period set forth in Section 21.4 (i) as company name of the Share Deal Entities (other than Aco Hud), (ii) in the Existing Promotional Materials, and (iii) in offering for sale, distribution and sale of any finished Products, including any Sold Inventory, (in particular their Packaging), in each case (i), (ii) and (iii), solely in connection with the operation of the Sold Business in such manner substantially similar used by the Seller and its Affiliates immediately prior to the Closing. The right to the Corporate Brands according to the preceding sentence is subject to the Purchaser making, and causing the Share Deal Entities and the Sublicensees to make clear that the Share Deal Entities are no longer affiliated with the Seller and the Perrigo Group. The Parties acknowledge that the possibility to change GTIN numbers is subject to customer-imposed time restrictions or so-called “transition windows”, which often occur in October and February (or other specific months) each year and will negotiate in good faith to extend the license granted in this Section 21.3 solely in relation to GTIN numbers to enable such change.

21.4

Each license and sublicense granted under this Section 21 shall be time limited for (i) with respect to the company names of the Share Deal Entities (other than Aco Hud), the period commencing on the Closing and ending as soon as possible after the Closing, but at the latest six (6) months after the Closing, (ii) with respect to the finished Products (in particular their Packaging) that are being distributed by the Share Deal Entities as of the Closing, on a country-by-country and Product-by-Product basis, the period commencing on the Closing and ending six (6) months after the Applicable Nordics Supply End Date (as defined in the Transitional Services Agreement), (iii) with respect to the finished Products (in particular their Packaging) other than the finished Products that are being distributed by the Share Deal Entities as of the Closing, and the Sold Inventory, on a country-by-country basis and Product-by-Product basis, the period commencing on the Applicable Distribution End Date (as defined in the Transitional Services Agreement) and ending six (6) months after the Applicable Distribution End Date (as defined in the Transitional Services Agreement), and (iv) with respect to the Existing Promotional Materials, the period commencing on the Closing and ending on the later of (a) the date that is ninety (90) days after the Closing or, (b) on the date on which the Corporate Brands included in such Existing Promotional Materials are no longer required by the Applicable Law to be included therein. Each license and sublicense granted under this Section 21 shall terminate on the termination of the applicable time period according to the preceding sentence. The time limitations set forth in this Section 21.4 shall not apply (i) if the use of the Corporate Brands by the Purchaser for a longer time period is required by Applicable Law or a Governmental Authority, or (ii) for the sell-off of finished Products that are in stock at the time of the end of the applicable time limitation, provided that the finished Products were stocked in the ordinary course of business and Applicable Law (e.g., grace periods) allows for such sell-off.

21.5

Following the end of the applicable time period set forth in Section 21.4, the Purchaser shall be solely responsible for (including the cost of) (i) changing the “Perrigo” related company names and domain names of the Share Deal Entities (other than Aco Hud) (ii) the removal or obliteration of all Corporate Brands from the Existing Promotional Materials or ceasing the use of such Existing Promotional Materials, and (iii) the destruction and disposal, or relabeling of the finished Products with the Packaging containing any of the Corporate Brands that are in Purchaser’s, any of the Share Deal Entities’ or any of the Sublicensees’ possession.

21.6

After any time period set forth in Section 21.4, the Purchaser shall not, and shall cause the Share Deal Entities and all Sublicensees not to adopt, use, keep registered, register, or seek to register any designation that is, or contains a term that is, substantially identical with, confusingly similar to or dilutive of any of the Corporate Brands.

21.7

Apart from the use of the Corporate Brands as a company name without reference to a product or service, the Purchaser shall ensure that all use of the Corporate Brands as permitted in this Section 21 shall (i) be only with respect to goods or services of a level of quality substantially similar to that the Seller and its Affiliates offered under the Corporate Brands in connection with the Sold Business immediately prior to the Closing, (ii) comply with all written/text form trademark usage restrictions or other written/text form guidelines furnished by the Seller or its Affiliates (other than the Share Deal Entities), as applicable, to Purchaser with respect to the use of such Corporate Brands, and (iii) comply with the Applicable Law.

21.8

The Purchaser shall not, and shall cause the Share Deal Entities and all Sublicensees not to use the Corporate Brands in any manner that could reasonably be expected to damage or tarnish the reputation of the Seller or its Affiliates (or its or their licensors, as applicable) or the goodwill or reputation associated with the Corporate Brands, or take any action that may adversely affect the Seller’s or its Affiliates’ (or its or their licensors’) rights in any of the Corporate Brands or the reputation, goodwill, validity, enforceability or distinctiveness of any of the Corporate Brands or any registrations or applications therefor.

21.9

Upon reasonable request of the Seller or its Affiliates (other than the Share Deal Entities throughout this section 21.9), the Purchaser shall, and shall cause the Share Deal Entities and all Sublicensees to send to the Seller or its Affiliates, free of charge, samples of the Packaging, printed advertising material and all other material bearing the Corporate Brands, to enable the Seller or its Affiliates to confirm the required use of the Corporate Brands. The Seller or its Affiliates are entitled to direct or to forbid forms of using the Corporate Brands which do not comply with this Section 21.

21.10

Any and all goodwill generated by the use of the Corporate Brands as permitted under this Section 21 shall inure solely to the benefit of the Seller and its Affiliates (or its or their licensors, as applicable, but excluding the Share Deal Entities), and if the Purchaser (or the Share Deal Entities and the Sublicensees) obtains any goodwill, right, title or interest in or to any of the Corporate Brands, the Purchaser shall assign, and shall and does hereby cause the Share Deal Entities and all Sublicensees to assign, and hereby irrevocably assigns, to the Seller or its Affiliates (or its or their licensors, as applicable, but excluding the Share Deal Entities) all such goodwill, rights, title and interests.

21.11

The Purchaser agrees that none of the Seller or its Affiliates (or any of its or their licensors, but excluding the Share Deal Entities) shall have any obligation hereunder to maintain or undertake, the registration, maintenance, prosecution or defense of any of the Corporate Brands. The Purchaser also agrees that none of the Seller or its Affiliates (or any of its or their licensors, but excluding the Share Deal Entities) shall have any responsibility for claims by Third Parties or complaints of Governmental Authorities arising out of, or relating to, the use by the Purchaser, the Share Deal Entities or any of the Sublicensees of any Corporate Brands, provided, that, with respect to any such claim that is asserted by a Third Party, Seller shall have the first right in its sole discretion to assume and control the defense, appeal or settlement thereof, with counsel of the Seller’s own choice. The Purchaser shall indemnify the Seller and its Affiliates against all claims and complaints that are raised against the Seller or any of its Affiliates and result from any use of the Corporate Brands by the Purchaser or any of its Affiliates or its or their Sublicensees which (a) does not comply with this Section 21 and (b) is unlawful. For the avoidance of doubt this obligation also includes the indemnification of reasonable legal defense costs.

22.	SELLER REPRESENTATIONS; LIMITATION OF THE SELLER’S LIABILITY

22.1	Seller Representations

The Parties have intensively discussed and negotiated if and to what extent the Seller shall be liable for defects relating to the Sold Shares, the Sold Assets, and the Sold Business and have decided to depart from the statutory warranties’ regime regarding a sale (gesetzliche Kaufgewährleistung). Instead, the Parties have agreed to replace the statutory system and provide for an independent catalogue of specific rights of the Purchaser individually and conclusively agreed between the Parties as set forth in Annex 22.1 (Seller Representations) and Annex 22.4 (Protection of the Seller). Subject to the limitations of liabilities and the explicit restrictions and exclusions of certain legal rights agreed in this Agreement, the Seller represents and warrants to the Purchaser by way of an independent promise of guarantee (selbständiges Garantieversprechen) pursuant to section 311 para. 1 BGB that the Seller Representations as set out in Annex 22.1 are true and correct as of the respective date referred to in Annex 22.1, whereby it is understood and agreed by the Parties that:

(a)

the Seller Representations shall be the sole and exclusive guarantees (i.e., there shall be no other (implicit or explicit) guarantees, representations, confirmations or assurances) by the Seller under or in connection with this Agreement;

(b)	the Seller Representations are given on the grounds that, for the purposes of giving the Seller Representations,

(i)

the Seller may not have first-hand knowledge with respect to the subject matters of the Seller Representations set forth in Annex 22.1 and, except as explicitly and specifically set out in the definition of Seller’s Knowledge, neither the Seller nor any of its (managing) directors, managers, employees or advisors have independently examined or verified the underlying facts, matters, circumstances or statements made in such Seller Representations set forth in Annex 22.1 or the Annex or Schedules as prepared by the Seller, the Share Sellers or the Selling Entities and their management, but had rather to rely on documentation and information made available by the management and employees of the Seller, the Share Sellers or the Selling Entities;

(ii)	nothing in this Agreement shall imply a duty of the Seller (including its (managing) directors, managers, employees or advisors) to make specific or other inquiries or research of whatever nature;

(iii)

the lack of (A) such first-hand knowledge and (B) the ability to independently verify such Seller Representations, and the need to rely on reasonable assurances made by the management and employees of the Seller, the Share Sellers or the Selling Entities shall, in the absence of aggravating circumstances, as such not be regarded as acting in a fraudulent manner , and

(iv)

the Purchaser waives any rights and Claims against the Seller based on (A) the lack of first-hand knowledge and (B) the need to rely on reasonable assurances made by the management and employees of the Seller, the Share Sellers or the Selling Entities to the largest extent legally permissible and the Seller accepts such waiver.

22.2	Closing Bring-down Certificate

(a)

The Closing Bring-Down Certificate shall be dated on the day prior to the Closing Date and shall contain a disclosure of facts and circumstances which became known to Seller after the Signing Date, that have occurred between the Signing Date (excluding) and the day prior to the Closing Date (including) and would (despite such disclosure) result in a Seller Breach of the relevant Seller’s Representations.

(b)

The Parties agree and Purchaser acknowledges that the only reason for the bring-down disclosure mechanism and the Closing Bring-Down Certificate is to allow Purchaser to potentially obtain coverage under the W&I Insurance for the Seller’s Representations until Closing and such disclosure shall not result in any liability of the Seller.

22.3	Separate and Independent Representations

Each of the Seller Representations shall be construed separately and independently.

22.4	Limitation of the Seller’s Liability

All Claims shall be subject to the provisions regarding the limitation of the Seller’s liability as set forth in Annex 22.4.

23.	PURCHASER REPRESENTATIONS

23.1	Purchaser Representations

Subject to the limitations, qualifications and disclosures set forth in this Agreement, the Purchaser hereby represents to the Purchaser in the form of an independent promise of guarantee (selbständiges Garantieversprechen) within the meaning of section 311 BGB that the Purchaser Representations as set out in Annex 23.1 are true and correct as of the Signing Date and the Closing Date.

23.2	No Association

As at Closing, the Purchaser undertakes to the Seller that it shall not after the Closing hold out or represent the Products and the Sold Business as having any continuing association with the Seller or the Selling Entities save as provided for by this Agreement or the Ancillary Agreements.

24.	DATA PROTECTION

24.1	In this Section, the terms “Controller”, “Data Subject”, “Processor”, “Personal Data” and “Supervisory Authority” will bear the meanings given to them in the GDPR.

24.2

As part of the sale and transfer of the Sold Assets, each Party acts as a separate and independent controller with respect to the Processing of any Personal Data in connection with this Agreement (“Relevant Personal Data”).

24.3

The Seller will only transfer Personal Data to the Purchaser where required or permitted by Applicable Law, taking full account of data minimization principles, and the Purchaser undertakes to only process the data lawfully, fairly and in a transparent manner in accordance with the purpose for which it has been collected. Each Party bears responsibility for its own compliance obligations under applicable Privacy Laws with respect the Processing of any Relevant Personal Data by it or any of its Processors, and shall take all reasonable steps to procure that its Processors shall do likewise.

24.4

Each Party shall, upon written request and at the reasonable expense of the other Party, provide such reasonable assistance and information to the other Party as may be required to: (i) ensure material compliance by the requesting Party with its obligations under applicable Privacy Law; or (ii) respond to requests, claims or notices from any Supervisory Authority, Data Subject or third party in relation to the Processing of Relevant Personal Data under this Agreement.

24.5

The Seller will not transfer any Relevant Personal Data to any entity of the Purchaser’s Group which is located outside of the European Economic Area unless the entity is located in a country which according to the determination by the European Commission on the basis of Art. 45 of Regulation (EU) 2016/679 provides for an adequate level of protection and if the entity is not located in such country unless permitted pursuant to Chapter V of the GDPR (e.g., entering into a data transfer agreement on the basis of model contract clauses adopted by the European Commission).

24.6	Upon receipt of the Personal Data, the Purchaser warrants that it (and each Purchaser’s Group entity to whom the Seller has transferred the Personal Data) shall:

(a)	comply with all its obligations as a Controller under applicable data protection law when processing the Personal Data; and

(b)

implement and maintain appropriate technical and organizational security measures to protect the Personal Data from and against (i) accidental or unlawful destruction; (ii) accidental loss, alteration, unauthorized disclosure or access, in particularly where the processing involves the transmission of data over a network; and (iii) against all other unlawful forms of processing.

24.7	The Parties further agree that:

(a)

the Seller shall continue to process the Relevant Personal Data as a Controller to the extent necessary to comply with its ongoing requirements under the Applicable Law, pending full transition of the Sold Assets to the Purchaser in accordance with the Transfer Documents. When the transition has fully completed in accordance with the Transfer Documents, the Seller shall cease to process the Relevant Personal Data as a Controller once it is no longer subject to ongoing Personal Data requirements under the Applicable Law; and

(b)

except in the circumstances described in (a), if the Seller processes Relevant Personal Data on behalf of the Purchaser to provide the Services set out in the Transfer Documents, it shall do so only as a Processor and in accordance with the terms of the Transfer Documents and the respective data processing agreement to the Transfer Documents as well as applicable Privacy laws, in particular Art. 28 GDPR, subject to a separate data processing agreement.

25.	PURCHASER’S INDEMNITY

25.1	No Claims against the Perrigo Group Companies

The Purchaser undertakes not to bring, and shall procure that its Affiliates as well as, after the Closing, the Share Deal Entities (collectively “Purchaser’s Related Parties”) will not bring any claims or initiate legal proceedings against the Seller or any of the Seller’s Affiliates or their respective direct or indirect shareholders, successors, officers, (managing) directors, board members, employees, advisors or agents or the Share Deal Entities’ officers, (managing) directors, board members (including the supervisory and advisory board members), employees, advisors or agents (each of the aforementioned entities and individuals an “Indemnified Person”) on whatever legal grounds in connection with the Transaction and in particular in connection with the Nordics Reorganization and the Indemnified Person’s

(a)	former direct or indirect shareholding in or contractual or legal relationship with a member of the Perrigo Group;

(b)	position as an officer, director, board member, employee, advisor or agent of a company from the Perrigo Group, in each case up until Closing; or

(c)	position as a joint debtor of a company from the Perrigo Group, unless the company from the Perrigo Group only faces secondary liability;

except (i) for claims based on willful deceit (arglistige Täuschung) or willful misconduct (Vorsatz), or (ii) if and to the extent the Purchaser is entitled to be compensated for such liability or obligation by the Seller under and pursuant to the terms of this Agreement (collectively “Permitted Claims”). The Parties agree that any agreements entered into between the Share Deal Entities, the RemainCo, and, where applicable, other Perrigo Affiliates, for the purpose of implementing the Nordics Reorganization (the “Nordics Reorganization Agreements”) shall, to the extent permitted by Applicable Law, exclude any claims by Purchaser’s Related Parties against any Indemnified Person (except for the Permitted Claims). In case of conflicts or discrepancies between this Agreement and any of the Nordics Reorganization Agreements, the provisions of this Agreement shall prevail.

25.2	Indemnification of Indemnified Persons

(a)

If, after Closing, an Indemnified Person is held liable by any of the Purchaser’s Related Parties for any existing or future liability or obligation on the basis of any legal grounds then, unless such claim is a Permitted Claim, the Purchaser shall indemnify such Indemnified Person in respect of the relevant obligation and/or liability, together with all reasonable out-of-pocket costs and expenses relating thereto including reasonable legal fees, expenses and disbursements arising out of or in connection therewith (“Seller’s Indemnification Claims”).

(b)

The Purchaser hereby waives, and shall, after Closing, procure that the Share Deal Entities waive, any claims they may have against any Indemnified Person in connection with the Transaction unless such claim is a Permitted Claim, such waiver hereby being accepted by the Seller. The Purchaser acknowledges and agrees that, prior to the Closing Date, a waiver by the Share Deal Entities for any actual or contingent, known or unknown claim against the Indemnified Persons in connection with the Transaction, except for Permitted Claims, shall be executed in form and substance as attached hereto as Annex 25.2(b)-1 (a “Waiver”). Immediately following Closing, the Purchaser shall (i) pass a shareholder’s resolution of Aco Hud confirming and approving the execution of the Waiver by Aco Hud in form attached hereto as Annex 25.2(b)-2 and (ii) procure the passing of a shareholders’ resolution of each other Share Deal Entity confirming and approving the execution of the Waiver by such Share Deal Entity in form attached hereto as Annex 25.2(b)-3. Without undue delay following the Closing, the Purchaser shall deliver to the Seller copies of the shareholders’ resolutions at Aco Hud, respectively, the other Share Deal Entities regarding the approval of the execution of the Waiver.

(c)

The agreements on the obligations of the Purchaser pursuant to Sections 25.1 (No Claims against the Perrigo Group Companies) and 25.2 (Indemnification of Indemnified Persons) are each a true agreement for the benefit of third parties (echter Vertrag zugunsten Dritter) within the meaning of section 328 paragraph 1 BGB for the benefit of each Indemnified Person.

26.	ANTI-BRIBERY LAWS

26.1

The Purchaser shall comply with all Applicable Law concerning bribery, money laundering or corrupt practices or which in any manner prohibit the giving of anything of value to (a) any person elected to, appointed to, employed by or acting on behalf of a political party, a Governmental Authority or any health care entity or organization (including, without limitation, any public health organization), including, without limitation, and, in each case, any candidate or person nominated for any such position (each a “Covered Person”), or (b) any officer, director, employee, agent, or representative of any Third Party.

26.2

The Purchaser shall not, directly or knowingly indirectly offer, pay, promise to pay, give, promise to give or authorize the payment of any money, the giving of any financial or other advantage or the giving of anything else of value to or for the benefit of:

(a)

a Covered Person for the purpose of (i) improperly influencing or rewarding any act, the failure to undertake any act or decision of such Covered Person, (ii) inducing such Covered Person to do or omit to do any act, (iii) securing any improper advantage for the Seller, Purchaser or any of their respective Affiliates, or (iv) improperly inducing such Covered Person to use his or her influence to affect or influence any act or decision of a political party, a Governmental Authority or a health care organization, (including, without limitation, any public health organization); or

(b)

any officer, director, employee, agent, or representative of a Third Party, to improperly influence the recipient’s or beneficiary’s action with respect to such Third Party’s business, gain an improper commercial benefit for the Seller or the Purchaser to the detriment of such Third Party, or improperly induce the recipient or beneficiary to violate a duty of loyalty to such Third Party.

26.3

The Seller shall not use the proceeds transferred pursuant to this Agreement, directly or knowingly indirectly, in any manner that would cause the Purchaser to be in violation of applicable Anti-Bribery Laws, anti-money laundering laws, or Sanctions.

27.	TRADE CONTROL LAWS

Purchaser shall comply (and be solely responsible for complying) with all restrictions, requirements or controls imposed under Applicable Law on the import, export or transfer of any Product, and/or any ingredients or components thereof, including any economic sanction and export control related thereto (“Trade Control Laws”), including, without limitation, obtaining all licenses, approvals or consents that are required prior to the import, export or transfer of any Product, and/or any ingredients or components thereof, or any technical information related thereto under this Agreement.

28.	TAX RESPONSIBILITIES

28.1	Taxes attributable to the Sold Assets

(a)	Allocation of Taxes attributable to the Sold Assets

(i)	Withholding Taxes shall be solely governed by Section 4.6.

(ii)	VAT shall be solely governed by Section 28.3.

(iii)	Sales and Transfer Taxes shall be solely governed by Section 37.

(iv)

Subject to (i) to (iii) above, each of which shall prevail, the Seller shall be responsible for, and entitled to, any other Taxes attributable to the Sold Assets (“Sold Assets Taxes”) and relating to the Pre-Closing Tax Period (“Pre-Closing Sold Assets Taxes”), and shall indemnify the Purchaser from and against any such liabilities for such Pre-Closing Sold Assets Taxes provided that no indemnity shall be payable if and to the extent (i) such liability for Pre-Closing Sold Assets Taxes is the result of, or is increased by, any transaction or action taken by the Purchaser after the Closing Date or a failure of the Purchaser to mitigate damages (ii) the Purchaser are entitled to any Tax benefit received in cash or cash-equivalent in connection with such liability for Pre-Closing Sold Assets Taxes or to a valuable and enforceable respective compensation claim against a Third Party (other than employees or customers), or (iii) Purchaser has not complied with its obligations as set forth in Sections (b) and (c), unless and to the extent such non-compliance has not materially prejudiced the ability of the Seller to reduce or mitigate the respective Sold Asset Tax. The indemnity payment shall be payable within ten (10) Business Days following notification by the Purchaser to the Seller in writing about the payment obligation and the corresponding payment date and after Seller has received a copy of the relevant Tax assessment notice of the competent Tax Authority but no earlier than three (3) Business Days prior to the due date of the relevant Tax. If Purchaser is entitled to a refund of Pre-Closing Sold Assets Taxes by cash payment, set-off or deduction to which the Seller is entitled pursuant to the preceding sentence, Purchaser shall pay such refund of taxes net of any Taxes payable thereon to the Seller within five (5) Business Days after such refund has been received by the recipient. The Purchaser shall notify the Seller without undue delay of any relevant decision by a Tax Authority or any other circumstances, as the case may be, resulting in a Tax refund.

(v)

Subject to (i) to (iii) above, each of which shall prevail, the Purchaser shall be responsible for any other Taxes attributable to the Sold Assets and relating to the Post-Closing Tax Period (“Post-Closing Sold Assets Taxes”), and shall indemnify and hold harmless the Seller and the Selling Entities from and against any such Post-Closing Sold Assets Taxes.

(vi)	Subject to (i) to (v) above, each of which shall prevail, each Party shall be responsible for all other Sold Assets Taxes attributable it.

(vii)

Subject to (i) to (vi) above, each of which shall prevail, each party shall be responsible for Taxes incurred, imposed or calculated on transactions between and amongst that party and members of its Group in respect of this Agreement.

(b)	Preparation and Filing of Tax Returns

Purchaser shall prepare or cause to be prepared and shall timely file or cause to be timely filed all Purchaser Returns. Purchaser shall prepare or cause to be prepared any Purchaser Returns consistent with past practices except as otherwise required by Applicable Law. Purchaser shall deliver or cause to be delivered a draft of any such Purchaser Returns that may give rise to a liability of Taxes for which the Seller is responsible pursuant to this Section 28.1 to the Seller for its review as soon as reasonably possible prior to the due date for filing, and Seller shall provide written notice of its comments at least five (5) Business Days prior to filing. The consent of the Seller shall be deemed given unless and to the extent Seller has not provided to the Purchaser written comments within fifteen (15) Business Days following receipt of the draft Purchaser Return. Purchaser shall cause that any such Purchaser Returns are not filed without the prior consent or deemed consent of the Seller and shall be amended in accordance with Seller’s reasonable instructions, and that any such Purchaser Returns are not amended or changed without the prior consent or deemed consent of the Seller, except if and to the extent Purchaser can prove that a filing or an amendment differing from the Seller’s instructions is required by Applicable Law.

(c)	Tax Cooperation

(i)

The Parties shall, and the Seller shall procure that the respective Selling Entity shall, timely provide the other Party with such information and records (including a tax clearance certificate required under Polish law to exclude a successor liability) and make to its officers, directors, employees and agents available as may reasonably be requested by and at the cost and expense of the other Party in connection with the preparation of any Tax Return or any audit or other proceeding that relates to the Sold Business including, but not limited to, the timely completion and filing of Tax Returns relating to Sales and Transfer Taxes and the payment of such Sales and Transfer Taxes.

(ii)

From and after the Closing, Purchaser shall notify Seller of any announcement or commencement of any Tax Proceeding promptly and in any event no later than five (5) Business Days after Purchaser or any of its Affiliates became aware of such event. The notification shall be made in writing and shall contain reasonable factual information describing the object of the Tax Proceeding and shall include copies of any assessment notice or other document received from any Tax Authority. On request of the Seller, Purchaser shall procure that Seller obtains any available additional document or information (including any books and records) for any period prior to the Closing Date which may be relevant for Seller in this respect. Seller shall be entitled to, at its own cost and expense, control the defense in the internal relation among the Parties, employing counsel of its choice, of any Tax Proceeding, provided that the Parties shall keep each other reasonably informed of the progress of any such Tax Proceeding (and permit the Seller to participate in such Tax Proceeding at Seller’s own expense) and Purchaser shall not agree to any settlement without receiving the Seller’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(iii)

If Purchaser fails to comply with any of its obligations or any other commitment under this Section 28.1(c), or denies fulfilment of such obligations or commitments, the Purchaser shall indemnify and hold harmless the Seller from and against all and any Taxes of the Seller or any of its Affiliates triggered or increased in connection with the Tax Proceedings to which such non-compliance or non-fulfilment relates. Any amount payable pursuant to this Section 28.1(c)(iii) shall be due and payable within ten (10) Business Days after receipt by the Purchaser of a respective payment notice by the Seller but no earlier than three (3) Business Days prior to the due date of the relevant Tax.

28.2	Taxes attributable to the Share Deal Entities

(a)	Tax Indemnity

Subject to the limitations set out in this Section 28.2 or otherwise in this Agreement, the Seller shall pay, at the Purchaser’s discretion, either (i) to the respective Share Deal Entity or (ii) to the Purchaser, the amount of any Indemnifiable Taxes (“Tax Claim” and the respective obligation of the Seller the “Tax Indemnity”), but only unless and to the extent that

(i)	the Indemnifiable Taxes have been paid or otherwise discharged to the competent Tax Authority prior to the Closing Date;

(ii)	a Share Deal Entity has a corresponding valuable and enforceable claim for repayment, reimbursement or indemnification against a Third Party (other than employees and customers);

(iii)

the Indemnifiable Taxes are the result of (i) any change in the accounting and taxation principles or practices of the Share Deal Entities (including the methods of preparing, submitting and amending Tax Returns) introduced after the Closing Date, unless such change is mandatorily required by Applicable Law, or (ii) any transaction or action (including the change in the exercise of any Tax election right, non-performance of any Tax consolidation scheme, the approval or implementation of any reorganization measure or the sale of any asset) by the Purchaser, any of its Affiliates or the Share Deal Entities after the Closing Date;

(iv)

the Purchaser, any Affiliate of the Purchaser and/or the Share Deal Entities or any successor to all or parts of their business has received any Tax benefit by refund, set-off or reduction of Taxes or any other Tax benefit in each case in cash or cash-equivalent (each a “Tax Benefit”) as a result of the circumstances giving rise to a Tax Claim. In particular, this shall apply to any Tax Benefit resulting from a lengthening of any amortization or depreciation period, higher depreciation allowances or loss-carry forwards or deductions;

(v)

the Indemnifiable Taxes can or could have been avoided by offsetting taxable profits against any Tax loss carry-backs (other than, for the avoidance of doubt any losses accrued in periods after the Closing Date) or Tax loss carry-forwards (or any other Tax credit, allowance, deduction or similar Tax item) that are or were available (including as a result of subsequent Tax audits) in the Pre-Closing Tax Period and that have not been recognized as a Tax asset as an item of the Total Purchase Price; or

(vi)

the respective Indemnifiable Taxes have been taken into account in the Closing Date Balance Sheets underlying the Final Closing Date Statements as a liability or as an accrual (irrespective of their denomination).

(b)

Any payment on a Tax Claim shall become due and payable within ten (10) Business Days after the Seller has been notified in writing by the Purchaser about the payment obligation and the corresponding payment date and have received a copy of the relevant Tax assessment notice of the competent Tax Authority, but in no case earlier than three (3) Business Days before the Tax to be indemnified is due and payable to the Tax Authority. At request of the Seller, the Purchaser shall provide to the Seller any available document, information or data which may enable the Seller to review the validity of the indemnification request.

(c)	Cooperation on Tax Matters and Seller’s Tax Covenant

The Seller and the Purchaser shall, and the Purchaser shall cause the Share Deal Entities to fully cooperate with each other and support each other with respect to (i) their Tax related obligations (including but not limited Tax filing obligations and obligations under any agreements relating to any of the Share Deal Entities) to the extent relating to the Share Deal Entities and the Pre-Closing Tax Period, or (ii) any matters otherwise related to Taxes for the Pre-Closing Tax Period imposed or to be imposed on the Seller or any of its Affiliates with respect to the Share Deal Entities, including, in each case, any inquiry, examination, audit, investigation, negotiation, dispute, appeal or litigation. The Purchaser shall, and shall cause the Share Deal Entities to use reasonable best efforts to mitigate Taxes imposed or to be imposed on the Seller to the extent possible and within the sphere of a Share Deal Entity. The Seller shall bear all reasonable external costs of the Purchaser and the Share Deal Entities for any measure taken in accordance with this Section 28.2(c) upon request by the Seller or required under this Agreement. The cooperation obligations of the Purchaser shall only apply if and to the extent the personal liability of the Seller exceeds the Liability Cap or the Seller or any Affiliate of the Seller is directly liable for Taxes vis-à-vis the Tax Authorities.

In respect of royalty payments made by Perrigo Suomi Oy to Omega Pharma Innovation & Development NV Seller shall file, or cause to be filed, any withholding tax returns outstanding to be filed as disclosed in Schedule 21 (Taxes) of Annex 22.1 and pay, or shall cause to be paid the respective withholding taxes related to such outstanding withholding tax returns, in each case prior to Closing Date.

(d)	Liability for Taxes attributable to the Share Deal Entities

Subject to Sections 4 and 5 of Annex 22.4 (in particular the Liability Cap and the Liability Exclusion both of which shall, for the avoidance of doubt, apply to all Tax Claims), this Section 28.2 shall be the sole provision providing for indemnities or any other claims of the Purchaser for Taxes pursuant to this Agreement and, with respect to Taxes, all claims of the Purchaser under any other indemnifications, guarantees or representations shall be excluded. The Parties agree that any Taxes for which the Seller is not under an indemnity obligation pursuant to this Section 28.2 shall not give rise to any other claims for Taxes against the Seller based on whatever legal reason.

28.3	VAT and Tax Invoices

(a)

The Parties agree to determine (i) to what extent the execution of the Transaction is subject to VAT, and (ii) to what extent such VAT is owed by Seller, a Selling Entity, Share Seller, or by Purchaser (or any of Purchaser’s Affiliate), in each case prior to the Closing, if the Parties fail to reach such an agreement, the reasonable opinion of Seller on such treatment shall be applied at Closing reflected in any invoices to be issued on the Closing Date and any VAT returns to be filed by the Parties with respect to the sale and transfer of the Sold Shares and the Sold Assets; Section 28.3(b) shall remain unaffected by the preceding sentence.

(b)

To the extent that the execution of the Transaction is – based on the determination pursuant to Section 28.3(a) – subject to VAT, the Purchaser shall pay such VAT at Closing in addition to the Total Purchase Price; provided, however, that and only to the extent that no reverse charge or a VAT withholding procedure is applicable. In case a reverse charge or a VAT withholding procedure is applicable, the Purchaser shall pay the applicable VAT directly to the competent Tax Authority. For the avoidance of doubt, in case of an applicable reverse charge or VAT withholding procedure, VAT shall be paid by the Purchaser in addition to the Total Purchase Price and the principles set forth in Section 4.6 shall apply mutatis mutandis. The Parties agree to determine, if and to what extent any applicable VAT exemption on any particular supply or service (provided and to the extent the requirements of a waiver under the relevant applicable VAT laws are fulfilled) shall be waived, prior to Closing; if the Parties fail to reach such an agreement, the Seller and each Selling Entity have the right to waive any applicable VAT exemption on any particular supply or service (provided and to the extent the requirements under the relevant applicable VAT laws are fulfilled and the Purchaser or an Affiliate of the Purchaser is entitled to recover such VAT as input VAT). The Parties acknowledge that the sale and transfer of the Sold Shares is either not subject to or is exempt from VAT. The Share Sellers shall not waive any exemption from VAT with respect to the sale and transfer of the Sold Shares. Seller and/or the relevant Selling Entity and/or the Share Sellers shall issue – to the extent legally required – to the Purchaser a proper VAT invoice or any other required supporting documentation in accordance with applicable VAT laws on the Closing Date.

(c)

If a VAT amount actually payable as a consequence of the execution of the Transaction turns out to be higher or lower than the amount shown on the relevant invoice issued by the Seller or a Selling Entity or a Share Seller (including if no VAT has been invoiced at all) due to (i) an assessment after Closing of a Tax Authority in charge of the Seller’s or a Selling Entity’s or a Share Seller’s VAT affairs, or (ii) for any other reason identified by the Parties after Closing, the Parties shall make appropriate declarations and filings with the relevant Tax Authorities, amend any invoices (to the extent required by applicable VAT laws), provide to the respective other Party any requested information and copies of relevant documents and make any required payments to each other and the Tax Authorities, respectively, in each case without undue delay. In particular, if according to a determination made by a Tax Authority in charge of the Seller’s or a Selling Entity’s or a Share Seller’s VAT affairs the VAT payable by the Seller or a Selling Entity or a Share Seller is higher than shown on the relevant invoice (including if no VAT has been invoiced at all), the Purchaser shall pay the corresponding shortfall amount to the Seller (or the relevant Selling Entity or a Share Seller as directed by the Seller) within ten (10) Business Days after receipt of notification of the shortfall amount by the Seller, but not earlier than five (5) Business Days before the relevant VAT becomes due (taking into account any extension of the due date granted by the Tax Authority). Any interest and/or penalty due to be paid to a Tax Authority on the VAT due by the execution of the Transaction shall be equally borne by the Parties unless and to the extent such interest and/or penalty is triggered by a specific election of one of the Parties being done without the prior consent of the other Party or the failure of one Party to timely pay the VAT in accordance with the determination pursuant to Section 28.3(a) in which case such Party shall bear the respective interest/penalty.

(d)

Any reference in this Section 28.3 to any Party shall, at any time when such Party is treated as a member of a Group or unity (or fiscal unity) for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the person who is treated at that time as making the supply or, where appropriate, as receiving the supply, under VAT grouping rules provided for in Article 11 of Council Directive 2006/112/EC (or as implemented the relevant European member state) or any other similar provision in any jurisdiction which is not a member state of the European Union, so that a reference to a Party shall be construed as a reference to that Party or the relevant Group or unity (or fiscal unity) of which that Party is a member for VAT purposes at the relevant time or the relevant representative member (or head) of such Group or unity (or fiscal unity) at the relevant time (as the case may be).

28.4	Miscellaneous

(a)

Whenever in this Section 28 a reference is made to (i) a certain legal entity (e.g., Seller, Purchaser), this reference shall, for the avoidance of doubt, always include any legal successor of the referred entity (e.g., the receiving entity in a merger etc.).

(b)

Any claims under Section 28.1, 28.2 and 28.3 shall become time-barred for each claim at the earlier of (i) six (6) months after the Tax assessment of the relevant Tax having become non-appealable and being no longer subject to change and (ii) seven (7) years after the Closing Date.

29.	NON-COMPETE; NON-SOLICITATION

29.1	Seller’s Non-Compete

For a period of two (2) years after the Closing Date, Seller shall not, and shall procure that none of its Affiliates will, develop or distribute in any of the Territories products which are of the same kind as or based on the same formulations as any of the Products at the time of Closing. The Seller shall not, and shall procure that none of its Affiliates, hold or acquire any shares or interests in a company which develops or distributes such products, unless (i) the shares or interests are acquired or held purely for financial investment purposes and do not grant the acquirer, directly or indirectly, management functions or any material influence in the competing company or (ii) such products which are competing with the Products are being acquired by the Seller or any of its Affiliates as part of the acquisition of another entity or business (by way of a share deal or an asset deal) and do not exceed a threshold of 25% of the revenues of such acquired entity or business.

29.2	Seller’s Non-Solicitation

For a period of two (2) years following the Closing Date, Seller shall not, and shall procure that none of its Affiliates will, directly or indirectly,

(a)	influence or attempt to influence any customer or supplier of the Sold Business to terminate or discontinue its contractual relations with any Share Deal Entity; or

(b)

solicit or entice away any Silver Employee, with the exception of persons who have been given notice of termination (Kündigung) by the employing entity or whose employment was terminated (unilaterally by the employing entity or by mutual consent), it being understood that any general advertisement not being targeted specifically at the Silver Employees shall not constitute solicitation or enticing away within the meaning of this Section 29.2.

30.	DISCHARGE OF DIRECTORS

The Purchaser shall on the first annual general meeting of shareholders in each Share Deal Entity following the Closing discharge or procure the discharge of all directors and deputy directors of the board of directors of each Share Deal Entity from liability for the period up to and including Closing, provided that the auditor of the relevant Share Deal Entity does not recommend otherwise.

31.	SHARE DEAL ENTITIES RECORDS

31.1

The Seller shall procure, that all statutory books, books of account, and other records, data, documents and information, including accounting information (räkenskapsinformation), of the Share Deal Entities relating to the last seven (7) years prior to the Signing Date are in the possession or under control of the Share Deal Entities. The Seller shall procure, that the Perrigo Group preserves any such information that predates the aforementioned period until the expiration of all limitation periods under any Applicable Law.

31.2

The Purchaser shall have the right to request from the Seller and receive information that predates the aforementioned period if the Purchaser is subjected to a Tax audit or similar inquiry by a Governmental Authority and such older information is required by the Governmental Authority. The Seller agrees to provide such requested information promptly to facilitate the Purchaser’s compliance with any such audit or inquiry.

32.	REPRESENTATION

32.1

The Seller shall be entitled to act on behalf of each of the Share Sellers and Selling Entities with respect to all matters arising in connection with this Agreement. Between the Parties any claim of each of the Share Sellers and the Selling Entities shall be regarded as a claim of the Seller.

32.2	The Purchaser shall procure that any relevant Affiliate of the Purchaser performs the Purchaser’s obligation as if it were such Affiliate’s own principal obligation or liability.

33.	NOTICES

All notices, requests and other communications under or in connection with this Agreement shall be made in writing in the English language and delivered by hand, courier, mail, or e-mail to the person at the addresses set forth below, or such other person or address as may be designated by the respective Party in from time to time, provided that (i) a notice, request or other communication via e-mail shall suffice in case such communication is to be made “in writing” or in “written” form as per this Agreement, (ii) receipt of a copy of a notice, request or other communication by a Party’s advisors shall not constitute or substitute receipt thereof by the respective Party itself, and (iii) any notice, request or other communication shall be deemed received by a Party regardless of whether a copy thereof was sent to or received by an advisor of such Party, regardless of whether the delivery of such copy was mandated by this Agreement::

(a)	To the Seller:

Perrigo Company plc

Attn.: General Counsel, Legal Department

c/o Perrigo Company

515 Eastern Avenue

Allegan, MI 49010, United States

E-Mail: [***]

with copies to:

Latham & Watkins LLP

Attn.: [***]

(b)	To the Purchaser:

Kohlberg Kravis Roberts & Co. L.P.

C/O TMF Sweden AB

Attn.: [***]

with copies to:

Kirkland & Ellis International LLP

Attn.: [***]

34.	CONFIDENTIALITY, ANNOUNCEMENT

34.1	Confidentiality

(a)	For the purposes of this Section 34.1:

(i)	subject to Section (b) below, “Confidential Information” shall mean:

(A)

(in relation to the obligations of the Purchaser) any and all information related to the Seller and/or its Affiliates or their businesses, or prior to the Closing, the Product, the Sold Shares or Sold Assets, received or held by the Purchaser or its Representatives, whether oral or written;

(B)

(in relation to the obligations of the Seller) any and all information related to the Purchaser and/or its Affiliates or its business, or following the Closing, information comprising the Sold Shares or Sold Assets, received or held by the Seller or its Representatives, whether oral or written; and

(C)	any of the terms, conditions or content of the discussions between the Parties with respect to, and the existence and the terms of, this Agreement and the other Ancillary Agreements; and

(ii)

“Representatives” in respect of a Party shall mean any Affiliates and/or any directors, officers, employees, agents and/or advisors (including, without limitation, financial advisors, counsels and accountants) of such Party or any of its Affiliates.

(b)	Confidential Information shall however not include any information that:

(i)	is or becomes generally available to the public other than as a result of a disclosure by that Party or any of its Representatives in violation of this Section 34.1;

(ii)

was lawfully in the possession of that Party or any of its Representatives prior to such information being received from the other Party or its Representatives free of any restriction as to its use and disclosure (as can be demonstrated by that Party’s or its Representative’s written records);

(iii)

becomes available to that Party or any of its Representatives thereafter, provided that at the time of its receipt such information is not, to the best of that Party’s and its Representative’s knowledge, subject to any confidentiality or restricted-use obligation for the benefit of the other Party; and/or

(iv)

is independently developed by that Party or any of its Representatives without reference to the other Party’s Confidential Information (as can be demonstrated by that Party’s or its Representative’s written records).

(c)

Subject to the provisions of this Section 34.1, or unless otherwise agreed to in writing by the other Party, each of the Seller and the Purchaser hereby agrees not to (and to cause its Representatives not to):

(i)	disclose any Confidential Information to any person other than its Representatives who need to know the Confidential Information for the purpose of the consummation of the Transaction; and

(ii)	use any Confidential Information for any purpose other than in connection with the consummation of the Transaction.

(d)

If a Party (the “Disclosing Party”) (or its Representative) is required by Applicable Law or regulation, by applicable stock exchange regulation, by legal process, or for the purposes of enforcement of its rights under this Agreement or the Ancillary Agreements, to disclose all or any portion of the Confidential Information, the Disclosing Party (or its Representative) may so disclose such Confidential Information, provided that the Disclosing Party shall, to the extent permitted by Applicable Law:

(i)	provide the other Party with a written notice of such requirement so that the other Party may seek a protective order or other appropriate remedy;

(ii)	exercise commercially reasonable efforts to narrow the scope of any such requirement and consult with the other Party to that effect; and

(iii)

if such protective order or other remedy is not obtained, furnish only that portion of the Confidential Information which the Disclosing Party (or its Representative) is compelled to disclose and exercise commercially reasonable efforts to obtain assurance that confidential treatment will be accorded to such Confidential Information.

(e)

In the event of termination of this Agreement in accordance with Section 11.7(a), the Purchaser shall (and shall ensure that its Representatives shall) promptly, upon the Seller’s written request, and in any event within ten (10) Business Days of such request return all copies of Confidential Information in its possession or in the possession of any of its Representatives and destroy all information or other documents derived from such Confidential Information. Notwithstanding the foregoing, the Purchaser (and its Representatives) shall be permitted, subject to their continued compliance with the obligations specified in this Section 34.1, to retain copies of any computer records and files containing such Confidential Information which have been created pursuant to its automatic electronic archiving and back up procedures. If so, requested by the Seller, the Purchaser shall confirm in writing that its undertakings relating to the return or destruction of any such Confidential Information have been complied with.

(f)

Nothing in this Agreement or the Ancillary Agreements shall restrict the Purchaser and its Affiliates to provide information about this Agreement or the Transaction to any current or future investor of any “EQT” or “KKR” branded fund and/or the financing sources of the Purchaser or any “EQT” or “KKR” branded fund or any portfolio company of any “EQT” or “KKR” branded fund, subject to customary confidentiality obligations where required.

34.2	Announcements

The Parties agree that each Party may make a public announcement regarding this Agreement based on the content set out in Annex 34.2. Reasonably prior to the release of any public announcement, the Party wishing to make the announcement shall provide to the other Party the proposed wording of the announcement, consult with the other Party and take any requests of the other Party into due consideration.

35.	RESTRICTIONS ON ASSIGNMENT

Rights of the Purchaser arising out of or in connection with this Agreement may only be assigned with the prior written consent of the Seller. However, the Purchaser may assign (in whole or in part) all or any of its rights and benefits under this Agreement (i) to any other member of the Purchaser’s group (including its subsidiaries, from time to time), and (ii) to any bank or financial institution or other person by way of security for the purposes of or in connection with the financing or refinancing (whether in whole or in part) by the Purchaser of the Transaction.

36.	COSTS

36.1	Rule

All expenses, costs, fees (including any professional fees and disbursements) and charges in connection with the preparation, execution and consummation of this Agreement and the transactions contemplated therein shall be borne by the Party commissioning the respective expenses, costs, fees and charges unless it is provided expressly otherwise in this Agreement or the Ancillary Agreements. All costs that result from the signing of this Agreement and the consummation of the Transaction (including registration fees) and the costs arising in connection with Regulatory Clearances, including the costs charged by the competent Government Authority, shall be borne by the Purchaser. The Seller shall bear the costs incurred in connection with the Nordics Reorganization.

36.2	Exceptions

The Purchaser shall bear the Third Party fees levied by the relevant Governmental Authority and any other relevant costs for the transfer of the Sold Shares and/or the Sold Assets, provided that the Seller shall provide all such reasonable assistance and information to the Purchaser as may be required to comply with this obligation.

37.	SALES AND TRANSFER TAXES

37.1

Seller and Purchaser agree that the Total Purchase Price, the Assumed Liabilities and all other consideration under this Agreement in respect of the sale of the Sold Business, the Sold Assets and the Sold Shares are exclusive of any applicable Sale and Transfer Taxes.

37.2

All Sales and Transfer Taxes shall be borne and paid by the Purchaser. Any Tax Returns that must be filed in connection with any Sales and Transfer Taxes shall be prepared and timely filed by the Purchaser in accordance with Applicable Law. The Seller shall upon request of the Purchaser provide the Purchaser with all available information and documentation reasonably required to prepare and file any such Tax Returns and Purchaser shall provide drafts of any such Tax Returns to the Seller at least five (5) Business Days prior to the respective filing deadline.

37.3	For the avoidance of doubt, VAT is exclusively governed in Section 28.3.

38.	MISCELLANEOUS

38.1	Amendments

Any amendments to this Agreement (together with all Annexes and Schedules hereto) (including amendments to this Section 38.1) or a waiver of terms and conditions shall be valid and binding upon the Parties only if approved in writing by an authorized representative of each Party, unless mandatory Applicable Law requires otherwise.

38.2	Severability

If any court of competent jurisdiction holds any provision of this Agreement invalid or unenforceable, the other provisions of this Agreement shall remain in full force and effect. The invalid or unenforceable provision shall be deemed to have been replaced by a valid, enforceable and fair provision which comes as close as possible to the intentions of the Parties hereto at the time of the conclusion of this Agreement. It is the express intent of the Parties that the validity and enforceability of all other provisions of this Agreement shall be maintained and that this Section 38.2 shall not result in a reversal of the burden of proof but that Section 139 BGB is hereby excluded in its entirety.

38.3	Surviving Sections

Sections 11.7 (Consequences of Termination), 33 (Notices), 34 (Confidentiality, Announcement), 35 (Restrictions on assignment), 36 (Costs), 38.2 (Severability), this 38.3 (Surviving Sections), 38.4 (Governing Law) and 38.5 (Disputes) of this Agreement shall survive a termination of this Agreement and shall remain in force for a period of five (5) years after this Agreement has ended (the “Surviving Sections”).

38.4	Governing Law

This Agreement shall be governed by the substantive laws of Germany, excluding the United Nations Convention on Contracts for the International Sale of Goods (CISG). Any possible current or future obligations between the Parties in connection with this Agreement which fall under the EC Regulation No 864/2007 on the Law Applicable to Non-Contractual Obligations (Rome II) shall also be governed by the substantive laws of Germany.

38.5	Dispute Resolution

(a)

All disputes, controversies or claims arising from or in connection with this Agreement shall be finally and exclusively settled under the Arbitration Rules of the German Arbitration Institute (DIS) without recourse to the ordinary courts of law. The arbitration tribunal shall consist of 3 (three) arbitrators. The arbitration shall take place in Stockholm, Sweden. The arbitration shall be conducted in English, but written evidence may also be submitted in other languages.

(b)

To the extent that mandatory law provides that a dispute, controversy or claim arising out of or in connection with this Agreement (or any Ancillary Agreement), or the breach, termination or invalidity thereof, is to be submitted to and decided by an ordinary court of law, the courts of Düsseldorf, Germany (to the extent statutory jurisdiction does not lie with the Higher Regional Court Düsseldorf) shall have jurisdiction (which shall be exclusive to the extent legally permissible).

38.6	Precedence of this Agreement

In case of conflicts or discrepancies between this Agreement and the Ancillary Agreements, the provisions of this Agreement shall prevail.

38.7	Entire Agreement

This Agreement (together with all Annexes and Schedules thereto) comprises the entire agreement between the Parties concerning the subject matter hereof and supersedes and replaces all prior negotiations, agreements and undertakings of the Parties whether oral or written, with respect to the subject matter hereof. The Parties acknowledge that the confidentiality agreement between the Seller and Kohlberg Kravis Roberts & Co. Partners LLP dated 26 February 2025 will terminate as of the Signing Date in accordance with its terms. Oral or written side agreements to this Agreement not referred to in this Agreement do not exist.

38.8	No Third Party Rights

This Agreement shall not grant any rights to, and is not intended to operate for, the benefit of Third Parties unless otherwise explicitly provided for herein.

38.9	No Set-off, No Refusal to Perform

No Party shall be entitled (i) to set-off any rights and claims it may have against any rights or claims any other Party may have under this Agreement, or (ii) to refuse to perform any obligation it may have under this Agreement on the grounds of a right of retention unless the rights or claims of the relevant Party claiming a right of set-off or retention have been acknowledged in writing by the relevant other Party or have been confirmed by final decision of a competent court or arbitration court.

[Signature page follows]

SIGNATURE PAGE

Perrigo Company plc

/s/ Eduardo Bezerra
Eduardo Bezerra

Kairos BidCo AB

/s/ Peter Severini
Peter Severini

ANNEX 1.1-1

DEFINITIONS

1.1	In this Agreement, unless expressly stated otherwise:

“Action” means any claim, demand, charge, action, suit, litigation, settlement, complaint, arbitration, or inquiry, hearing, proceeding or investigation, by or before any supra-national, national or sub-national authority, commission, department, agency, regulator or regulatory body, or any court, tribunal or judicial or arbitral body.

“Adverse Event” means any untoward medical occurrence in a person administered a Product and which does not necessarily have to have a causal relationship with the Products, to the extent such occurrence needs to be reported to a Governmental Authority under the Applicable Law. An Adverse Event can therefore be any unfavorable and unintended sign (e.g., an abnormal laboratory finding), symptom, or disease temporally associated with the use of a Product, whether or not considered related to the Product.

“Affiliate”/”Affiliates” means, with respect to each Party, any Person which directly or indirectly through one or more intermediaries (i) has control over such Party, (ii) is under control of such Party, or (iii) is under common control with such Party, provided that any “KKR” branded fund or vehicle, including any of their respective portfolio companies, delegated portfolio managers and advisory entities, affiliates or other participations (except the Purchaser) shall not qualify as Purchaser’s Affiliates. As used in this definition of “Affiliate” the term “control” means, as to any Person, (a) direct or indirect ownership of more than fifty per cent (50%) on a fully diluted basis of the voting and/or economic interests in the Person in question; or (b) possession, directly or indirectly, of the power to direct or cause the direction of management or policies of the Person in question (whether or not exercised and whether through ownership of securities or other ownership interests, by contract or otherwise).

“Agreement” means this master sale and purchase agreement.

“Ancillary Agreements” means the Share Transfer Instrument, the Local Asset Transfer Agreements, the Global IP Transfer and License Agreement, the Transitional Services Agreement, the Perrigo License Agreement, and the Manufacture and Supply Agreement.

“Annexes” means the annexes referred to in this Agreement.

“Applicable Law” means applicable laws, regulations, ordinances, treaties or other rules having the force of law, including Privacy Laws.

“Assignment” means the transfer of a Sold Agreement to the Purchaser to achieve a release of the Seller or the respective Selling Entity of all rights and obligations and a corresponding assumption by the Purchaser of such rights and obligations under the respective Sold Agreement as per the date of transfer in accordance with the Transfer Plan.

“Assumed Liabilities” means, without prejudice to Purchaser’s rights under this Agreement and the Ancillary Agreements, all the Liabilities relating to the Products or any of the Sold Assets, regardless of whether they have been transferred pursuant to the provisions of this Agreement and/or the Ancillary Agreements, other than (i) the Excluded Liabilities, (ii) Liabilities relating to the Excluded Assets, and (iii) any Liabilities of the Share Deal Entities (which for avoidance of doubt will remain with the Share Deal Entities after the transfer of the Sold Shares), to the extent, unless otherwise set out under (a) to (e) below, that such Liabilities related to (i.e., have been incurred or have their cause in) time periods on or after the Closing, including, but not limited to:

(a)

all Liabilities (including all proceedings relating to any such Liabilities) arising out of any claim for injury to any Person which results from the use or return of the Products sold or otherwise provided (i) on or after the Closing, and (ii) prior to the Closing, but only to the extent such claim is not asserted in writing within ninety (90) days after the Closing;

(b)

all Liabilities (including all proceedings relating to any such Liabilities) relating to any returns of the Products under the Sold Agreements sold or otherwise provided by Seller or its Affiliates (i) on or after the Closing, or prior to the Closing, but only to the extent such Liability arises due to any action or omission by the Purchaser that results in any returns of the Product after the Closing;

(c)

all Liabilities for user or other similar fees payable to a Governmental Authority relating to the Products or any of the Sold Assets, including fees for trademark registrations, renewals and comparable fees, including any obligation to pay fees incurred prior to the Closing, but in each case only to the extent that such fees relate to time periods on or after the Closing;

(d)

all Liabilities for any patent infringement or other intellectual property-based claim relating to the Products or any of the Sold Assets, to the extent such infringement or claim is asserted in periods on or after the Closing; and

(e)	all Liabilities for Taxes arising out of, relating to or in respect of the Products or any of the Sold Assets and attributable to any Post-Closing Tax Period.

“Automatic Transfer Legislation” means the provisions of EU Council Directives 77/187/EC and 2001/23/EC (as amended or replaced from time to time) and the laws implementing such EU Council Directives in any relevant jurisdiction and any comparable or equivalent employee transfer legislation applicable in any non-EU jurisdictions in which one or more of the Transferred Employees is employed.

“Breach” means a Seller Breach or a breach of one or more of the Purchaser Representations and Warranties or a breach of a covenant by the Purchaser under this Agreement.

“BGB” means the German Civil Code.

“Business Day” means any day other than a Saturday or Sunday, on which the banks are open for regular business in Dublin (Ireland) and Upplands Vasby (Sweden).

“Claim” means any claim under this Agreement, except any claims under Section 28 for which Section 28 applies.

“Closing” means 24:00 hours CET on the day on which all Closing Actions have been performed.

“Confidential Information Memorandum” means the confidential information memorandum provided to the Purchaser and prepared by Greenhill & Co. International LLP.

“Cosmica Trademark Licensing Agreement” means the license agreement regarding ‘COSMICA’ Trademarks between Norges Apotekerforening (as licensor) and Perrigo Norge AS (formerly Aco Hud Norge AS; as licensee), dated 7 October 2005.

“Data Room” means the electronic data room hosted by Datasite under the name ”Silver”.

“Data Room Storage Medium” means a data carrier containing a full copy of the Data Room as of 12 July 2025 0:17 hours CET (cut-off date).

“Data Transition Plan” means a plan in respect of the transfer, of the Sold Records and Sold Artwork from the Selling Entities to the Purchaser.

“Deductible” has the meaning given to it in Section 3.11.1(b) of the Annex 22.4.

“De-Minimis Amount” has the meaning given to it in Section 3.11.1(a) of the Annex 22.4.

“Disclosed Information” means (i) this Agreement (including the Annexes and Schedules), (ii) the Confidential Information Memorandum, (iii) the Commercial Vendor Due Diligence Report prepared by BCG dated 4 April 2025, (iv) the Financial Vendor Due Diligence Report prepared by EY dated 31 March 2025, (v) the Addendum Financial Vendor Due Diligence Report prepared by EY dated 12 May 2025, and (vi) the Summary of the Silver Business, Transaction Structure and Regulatory Frameworkprepared by Latham & Watkins LLP dated 24 March 2025.

“Encumbrance” means any mortgage, charge (fixed or floating), pledge, lien, hypothecation, trust, right of set-off or other third party security right or security interest (legal or equitable) including any right of pre-emption, assignment by way of security, reservation of title or any other security interest of any kind however created or arising or any other agreement or arrangement (including a sale and repurchase agreement) having similar effect and including any agreement, arrangement or other obligation to create any of the foregoing.

“Excluded Assets” means all the assets and rights other than the Sold Assets.

“Excluded Liabilities” means all the Liabilities, other than the Assumed Liabilities and any Liabilities of the Share Deal Entities (which for avoidance of doubt will remain with the Share Deal Entities after the transfer of the Sold Shares), relating to the Products or any of the Sold Assets, to the extent, unless otherwise set out under (a) to (d) below, that such Liabilities relate to time periods prior to the Closing, including, but not limited to:

(a)

any Liabilities (including all proceedings relating to any such Liabilities) arising out of any claim for injury to any Person that both (i) resulted from the use or return of the Products sold or otherwise provided by Seller or its Affiliates prior to the Closing and (ii) were asserted in writing prior to, or is asserted in writing within ninety (90) days after the Closing;

(b)

all Liabilities (including all proceedings relating to any such Liabilities) relating to any returns under the Sold Agreements of the Products sold or otherwise provided by Seller or its Affiliates prior to the Closing, excluding any Liabilities arising due to any action or omission by the Purchaser that results in any returns of the Product after the Closing;

(c)	all accounts payable of the Selling Entities incurred prior to the Closing;

(d)

any Liabilities arising out of user or other similar fees payable to a Governmental Authority to the extent the obligation to pay such fees is incurred prior to the Closing and relates to periods prior to the Closing;

(e)	any change in control payments, transaction bonuses, severance, retention payments or other similar arrangements payable as a result of the consummation of the transactions contemplated hereby; and

(f)	any Liabilities for Taxes arising out of, relating to or in respect of the Products or any of the Sold Assets with respect to any Pre-Closing Tax Period.

“Existing Promotional Materials” means all the existing and Readily Available stocks of promotional materials, including all website content, sales promotional aids, marketing literature, printed marketing materials and such other documents and materials in existence and use for the Sold Business as at the Closing.

“Fairly Disclosed” has the meaning given to it in Section 6.2 of Annex 22.4.

“Fundamental Representations” means the Seller Representations set out in Sections 1 (Status of the Sellers, the Share Sellers and the Selling Entities), 2 (Share Deal Entities), 4 (Intellectual Property Rights) and 5 (Product Registrations) of Annex 22.1.

“Global IP Transfer and License Agreement” has the meaning given to it in Section 3.1.

“Governmental Authority” means any court, agency, commission, authority, department, legislative or regulatory body or other instrumentality of any government or country or of any European, national, federal, state, provincial, regional, county, city or other political subdivision of any such government or any supranational organization of which any such country is a member or quasi-governmental authority or self-regulatory organization of competent authority, including any Notified Body.

“Group” means a group of affiliated companies.

“GTIN” means Global Trade Item Number, functioning as an identifier for trade items, and being part of an identification system as developed by the international organization GS1

“Income Tax Liability Amount” means the amount equal to the Liability for Income Taxes of the Share Deal Entities accrued but unpaid (whether or not yet due) as of 24:00 hrs CE(S)T of the Closing Date with respect to any Pre-Closing Tax Period.

“Income Taxes” means any Tax imposed on or measured by reference to overall gross or net income or receipts, and franchise, net worth, capital, withholding (to the extent imposed in lieu of Taxes denominated as “income” Taxes) and similar Taxes.

“Indemnifiable Taxes” means any Taxes payable by a Share Deal Entity relating to the Pre-Closing Tax Period irrespective of whether assessed before or after the Closing; for the avoidance of doubt, the term Indemnifiable Taxes shall not include any Taxes to be borne by the Purchaser pursuant to Section 37.

“Indemnitee” means the Party seeking damages.

“Indemnitor” means the Party the Indemnitee seeks damages from.

“Infringe”, “Infringed” or “Infringing” means that a given item or activity directly or indirectly (including secondarily, contributorily, by inducement or otherwise) infringes, misappropriates, dilutes, constitutes unauthorized use of, or otherwise violates the Intellectual Property Rights of any person.

“Intellectual Property Rights” means Patents, registered designs, design rights, rights in designs, copyright (including in software) and neighboring rights, Trademarks, rights in logos and get-up, domain names and rights with respect to domain names, database rights, rights in databases, rights in confidential information, Know-How and trade secrets, and all other intellectual property rights, industrial property rights and rights affording equivalent or similar protection that, in each case, may subsist in any part of the world, in each case whether registered or unregistered, and including all registrations, grants and issuances of, and applications for the registration, grant or issuance of, any such rights.

“Intercompany Agreements” means all agreements entered into between the Seller and/or a member of the Perrigo Group on the one hand and a Share Deal Entity on the other hand as set forth in Annex (I)-1.

“Intercompany Agreement Termination Agreements” means the mutual termination agreements entered into between the relevant parties of an Intercompany Agreement substantially in the form as attached hereto as Annex (I)-2.

“Know-How” has the meaning given to it in the Global IP Transfer and License Agreement.

“Leased Material Real Estate” has the meaning given to it in Section 13.2 of Annex 22.1.

“Liability” means any and all present or future financial disadvantage or liability including liability for Taxes and Third Party Claims, indebtedness, obligation, claim, loss, damage, deficiency, penalty, cost (including administrative cost), expense, guarantee or commitment.

“Liability Cap” has the meaning given to it in Section 4.1 of the Annex 22.4.

“Liability Exclusion” has the meaning given to it in Section 5.2 of the Annex 22.4.

“Licensed Know-How” has the meaning given to it in the Global IP Transfer and License Agreement.

“Manufacturing” or “Manufacture” means, with respect to any Product, to the extent applicable to such Product, the operations, activities and steps required or necessary for, or used in, (a) planning, purchasing, receiving and storing materials for such Product, (b) processing, compounding, holding, packing, filling, packaging, labelling, leafleting, testing, quality control, quality assurance, certification, waste disposal, cleaning and sample retention, of or with respect to such Product, and (c) any other processes or procedures before the release of such Product .

“Material Insurances” has the meaning given to it in Section 17 of Annex 22.1.

“Material Litigation” has the meaning given to it in Section 15.1 of the Annex 22.1.

“Manufacture and Supply Agreement“ means the manufacture and supply agreement to be entered into between Purchaser or any of its Affiliates (as designated by the Purchaser) and Medgenix Benelux NV on the Closing Date, the agreed form of which is attached in Annex 1.1-4 hereto.

“Mixed Contracts” means any Sold Agreement that does not exclusively relate to the Products.

“Notified Body“ means any organization accredited, designated, licensed, authorized, or approved under Applicable Law by an EU country to assess and certify the conformity of medical devices in accordance with Applicable Law and any applicable harmonized standards.

“Packaging” means any Product related artwork including wrapping with (i) required prescribing information for any Product, including any required patient information, approved by the Governmental Authority, and other packing inserts and (ii) all labels and other written, printed or graphic matter upon a container or wrapper.

“Party”/”Parties” has the meaning given in the Parties section.

“Patents” means issued patents, patent applications, utility models, utility model applications, invention disclosures, rights in inventions and statutory invention registrations, together with any reissues, divisionals, continuations, continuations-in-part, extensions, provisional or supplemental protection certificates, renewals and re-examinations thereof.

“Perrigo License Agreement“ means the license agreement regarding certain IP required by the Share Deal Entities as well as the Selling Entities entered into between the Share Deal Entities (as licensors) and the RemainCo (as licensee) on the Closing Date, an agreed form of which is attached in Annex 1.1-4 hereto.

“Person” means any individual, partnership, limited liability company, firm, corporation, association, trust, unincorporated organization or other entity.

“Personal Data” means personal data within the meaning given to it in Regulation (EU) 2016/679 (“GDPR”).

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and that portion of a Straddle Period beginning after the Closing Date.

“Pre-Closing Accounts Receivable” means all accounts receivable of any Selling Entity with respect to a delivery or service which has already been performed prior to or on the Closing Date vis-à -vis the relevant Third Party.

“Pre-Closing Tax Period” means any Tax period ending on (and including) or before the Closing Date and that portion of any Straddle Period ending on (and including) the Closing Date.

“Preliminary Inventory Purchase Price” has the meaning given to it in Section 4.3(b).

“Product Registration” means all active product registrations, notifications, marketing authorizations, CE markings, certificates of conformity, and other certificates, to market and commercialize any Products as a cosmetic product, medicinal product or medical device, as applicable, and relating solely to the Products.

“Product Registration Transfer Date”/”Product Registration Transfer Dates” means the date (i) on which the transfer of the applicable Sold Product Registration becomes effective under Applicable Law or (ii) a new product registration corresponding to the respective Sold Product Registration has been obtained by the Purchaser or its respective Affiliate, including, but not limited to, through re-issuance, re-registration, re-notification, or re-affixing in the name of the Purchaser or its respective Affiliate.

“Project Everyday SPA” means the sale and purchase agreement relating to the sale and purchase of 100% of the shares of Karo Intressenter Holding AB dated 8 April 2025 concluded between the Kudo Topco S.à r.l., the management sellers and Kairos BidCo AB.

“Purchaser Representation Breach” means a Purchaser Representation being untrue or incorrect.

“Purchaser Representations” means the representations listed in Annex 23.1.

“Purchaser Returns” means all Tax Returns, if any, required to be filed with respect to the Sold Assets for any Post-Closing Tax Period and for any Straddle Period.

“Quality Agreements” means the quality agreements to be entered into between the Seller or its Affiliates and the Purchaser under the Ancillary Agreements.

“Readily Available” means, as applicable, any electronically stored books, Sold Agreements, financial and accounting records and personnel files related to the Sold Business and the Share Deal Entities held by the Seller, the Selling Entities or the Share Deal Entities and as of the Closing Date and in the period of the last three (3) years prior to the Signing Date, other than (i) any books, records or other materials previously provided to Purchaser in accordance with this Agreement, (ii) any books, records or other materials that Seller is required by Applicable Law to retain (copies of which, to the extent permitted by Applicable Law, will be made available to Purchaser upon Purchaser’s reasonable request), (iii) personnel and employment records for employees and former employees who are not Silver Employees who have transferred to Purchaser or its Affiliates and for Silver Employees who have transferred to

Purchaser or its Affiliates if prohibited by Applicable Law, (iv) any books, records or other materials to the extent not exclusively related to the Sold Business (with respect to which Seller shall use commercially reasonable efforts to separate the information related to the Sold Business from that related to the Seller’s retained business), and (v) records prepared in connection with the Transaction, including bids received from other Persons and analyses relating to the Sold Business; provided that Purchaser shall be responsible for importing and uploading all such business data provided by Seller to Purchaser’s systems, as well as any conversion, formatting or restructuring of such business data after it has been handed to Purchaser, and for all costs associated therewith.

“Safety Information” means information related to any Adverse Event to the extent such information needs to be reported to a Governmental Authority under the Applicable Law.

“Sales and Transfer Taxes” means all sales (including bulk sales), use, transfer, recording, ad valorem, privilege, documentary, gross receipts, registration, conveyance, excise, license, stamp taxes and similar duties and fees (including any interest, penalties and additions thereto) arising out of, in connection with or attributable to the Transaction, but excludes VAT, and also excludes, for the avoidance of doubt, all taxes imposed with respect to net income or gain of the Seller (or a relevant Selling Entities or the Share Sellers, as applicable).

“Schedules” means the schedules referred to in this Agreement.

“Sections” means the sections referred to in this Agreement.

“Seller” has the meaning given in the Parties section.

“Seller Breach” means a Seller Representation Breach or a breach of covenant by the Seller under this Agreement.

“Seller Representation Breach” means a Seller Representation being untrue or incorrect.

“Seller Representations” means the representations set out in Annex 22.1.

“Seller’s Knowledge” means the actual knowledge of any of the individuals listed in Annex 1.1-2 as at the Signing Date, whereby the Seller’s Knowledge shall be determined (i) for each individual separately, i.e., there shall be no attribution of knowledge between the individuals, and (ii) without the attribution of any actual or deemed knowledge of any other person. For the avoidance of doubt, actual knowledge does not include any form of constructive and/or implied knowledge, in particular with regard to information available in any files, documents or correspondence of the Group or the Seller, but not actually known by the respective individuals listed in Annex 1.1-2, and does not include any duty of inquiry.

“Share Deal Entities Domain Names” means (i) the domain names and social media handles listed in Schedule 4.1 to the Annex 22.1; and (ii) all rights with respect to the domain names and social media handles referred to under (i).

“Share Deal Entities IP” means (i) the Share Deals Entities Owned IP and (ii) all other Intellectual Property Rights that are (A) controlled or in-licensed (including under the Cosmica Trademark Licensing Agreement) by any of the Share Deal Entities at the Signing Date; and (B) material for the Sold Business.

“Share Deal Entities IP License-In” means (i) the Cosmica Trademark Licensing Agreement; and (ii) any agreement, arrangement or document under or pursuant to which any of the Share Deal Entities is granted, or has the right to be granted, any license, right or permission to use or exploit any Intellectual Property Right of any other person, other than (A) licenses for non-customised, “off the shelf” proprietary software that is generally commercially available, (B) licenses under software-as-a-service agreements, (C) licenses for open source software and (D) any license, right or permission that is not material for the Sold Business.

“Share Deal Entities Owned IP” means (i) the Share Deal Entities Owned Registered IP; (ii) the Share Deal Entities Domain Names; and (iii) all other Intellectual Property Rights that are (A) owned or purported to be owned by a Share Deal Entity at the Signing Date and (B) material for the Sold Business.

“Share Deal Entities Owned Registered IP” means (i) the Patents, Trademarks and designs listed in Schedule 4.1 to the Annex 22.1; (ii) all registrations, issuances or grants of Intellectual Property Rights; and (iii) all applications for registration, issuance or grant of Intellectual Property Rights; in each case of (ii) and (iii) that are owned or purported to be owned by any Share Deal Entity.

“Share Deal Entity Interests” has the meaning given to it in Section 2 of the Annex 22.1.

“Signing Date” means the date of this Agreement.

“Sold Agency Agreements“ are the agency, marketing and other agreements listed in Annex 3.2(e).

“Sold Agreements” means the Sold Supply Agreements, the Sold Distribution Agreements, the Sold IP Agreements and the Sold Agency Agreements.

“Sold IP Agreements” means the IP agreements, declarations and undertakings listed in Annex 3.2(e)

“Sold Artwork” means the existing and Readily Available electronic files for the Packaging of the Products in each of the Territories, and references to „Sold Artwork” shall include a reference to each component of such Packaging.

“Sold Assets” (i) means the assets and rights listed in Annex 1.1-5 and the Carve-In Assets that are not transferred to a Share Deal Entity prior to the Closing, as they exist at the time of the Closing, or later, in accordance with the terms of this Agreement and the Transfer Plan and (ii) for the avoidance of doubt, does not include any Excluded Assets.

“Sold Business IP” means Share Deal Entities IP and Sold Intellectual Property Rights.

“Sold Commercialization Data” means the existing and Readily Available copies of (i) historical sales data (including discount schemes and net selling prices) of the Products in the Territories, (ii) customer lists and records of deliveries to customers in connection with the commercialization of the Products in the Territories (including details of delivery date, name and address of the customer, and telephone and fax number), and (iii) Existing Promotional Materials, in each case to the extent existing and Readily Available.

“Sold Designs“ has the meaning given to it in the Global IP Transfer and License Agreement.

“Sold Distribution Agreements“ are the distribution and other agreements listed in Annex 3.2(e) as well as any open purchase or work orders agreed under the aforementioned agreements, in each case excluding any Pre-Closing Accounts Receivable.

“Sold Domain Names” has the meaning given to it in the Global IP Transfer and License Agreement.

“Sold Formulation Know-How” has the meaning given to it in the Global IP Transfer and License Agreement.

“Sold Intellectual Property Rights” means the Sold Trademarks, the Sold Designs, the Sold Domain Names, the Sold Formulation Know-How and the Sold Non-Registered Intellectual Property Rights.

“Sold Inventory” means all stock of finished Products that (i) is owned by, or on behalf of, the Selling Entities or the Seller’s Affiliates in the applicable country as of Closing, (ii) is used, or intended for use, in the Sold Business, and (iii), as of the applicable Inventory Transfer Date, (a) has a minimum shelf life of sixteen (16) months, or to the extent Applicable Laws so requires, a shelf life of eighteen (18) months, and (b) is saleable.

“Sold Non-Registered Intellectual Property Rights” has the meaning given to it in the Global IP Transfer and License Agreement.

“Sold Product Registrations” means the Product Registrations listed in Annex (A).

“Sold Records” means the existing and Readily Available original documents or, to the extent original documents are not existing, existing copies thereof, in any available formats (including for the avoidance of doubt in paper and electronic formats) owned or controlled by the Selling Entities or any of their Affiliates as of the Closing relating exclusively to the Products or the Sold Business and required for the current operation of the Sold Business, of (i) the Sold Registration Dossiers, (ii) the Sold Regulatory Correspondence, (iii) all accounting information (Sw. räkenskapsinformation) as defined in the Swedish Accounting Act (Sw. Bokföringslagen) for the last seven years for each of the Share Deal Entities, including all underlying documentation for the historical and current financial books per balance sheet general ledger account, and (iv) all other data and documents, including historical development documentation, studies/trials, life cycle tracking tables, raw data, pre-clinical, clinical or other development data related to the Products or the Sold Business.

“Sold Registration Dossiers” means – in the form of original documents or, to the extent original documents are not Readily Available, the existing and Readily Available copies thereof, in any available formats (including for the avoidance of doubt in paper and electronic formats) – such packages of data and other information owned or controlled by Sellers or any of their Affiliates as of the Closing that have been submitted to and approved by the competent Governmental Authority in connection with the issuance and maintenance of the Sold Product Registrations, including product information files and existing dossiers (including, to the extent applicable, all dossiers, certificates and health authorities communications).

“Sold Regulatory Correspondence“ means the existing and Readily Available original documents or, to the extent original documents are not existing or not Readily Available, existing and Readily Available copies thereof, in any available formats (including for the avoidance of doubt in paper and electronic formats) owned or controlled by Sellers or any of their Affiliates as of the Closing relating exclusively to any Sold Product Registration of any official legally binding correspondence with a competent Governmental Authority (including minutes and official contact reports), except for any correspondence contained in the Sold Registration Dossiers or the Sold Safety Data.

“Sold Safety Data” means the existing and Readily Available copies of vigilance records possessed, owned or controlled by the Selling Entities or their Affiliates, including but not limited to, Safety Information contained within the safety database, aggregate safety reports, risk management plans, safety regulatory responses, in each case to the extent Readily Available and exclusively relating to the Products and Territories.

“Sold Supply Agreements“ are the supply agreements listed in Annex 3.2(e) as well as any open purchase or work orders agreed under the aforementioned agreements.

“Sold Trademarks” has the meaning given to it in the Global IP Transfer and License Agreement.

“Supply Services” has the meaning given to it in the Transitional Services Agreement.

“Straddle Period“ means any Tax assessment period beginning on or before and ending after the Closing Date. With respect to Taxes relating to a Straddle Period, (i) the portion of any Tax that is allocable to the tax assessment period that is deemed to end on the Closing Date, i.e. the amount of Taxes to be allocated to the Pre-Closing Tax Period and (ii) the portion of any Tax that is allocable to the tax assessment period that is deemed to begin after the Closing Date; i.e. the amount of Taxes to be allocated to the Post-Closing Tax Period shall be determined in accordance with the following „as-if assessment” and shall be equal to:

(a)	the amount that would be payable if the Tax assessment period ended or, respectively, began on the Closing Date, 24:00 hours (CET), or

(b)

if an allocation pursuant to (i) above is not possible, in particular in case of property Taxes, the amount of Taxes for the entire period multiplied by a fraction in which the numerator is the number of days in the portion of the taxable period that falls within the Pre-Closing Tax Period and the denominator is the number of days in the entire taxable period.

This shall not apply to (i) Sales and Transfer Taxes which are solely governed by Section 37 and (ii) VAT which is solely governed by Sectio 28.2.

“Tax Authority” means any tax of other Governmental Authority competent to impose any liability in respect of Taxes or responsible for the administration and/or collection of Taxes or enforcement of any law in relation to Taxes.

“Tax Impact Calculation” means a calculation made by Seller’s external tax advisor – on behalf of Seller – of the tax consequences for the Share Deal Entities resulting from the Nordics Reorganization.

“Tax Proceeding” means all administrative or judicial proceeding or action to the extent relating directly or indirectly to Taxes (including but not limited to Tax assessment notices, Tax audits, court proceedings or decisions, meeting with Tax Authorities, correspondence by letter or email with any Tax Authority, any other communication with any Tax Authority in writing or otherwise) that may give rise to (i) a liability of Taxes for which the Seller is responsible pursuant to Section 28.1(a) and/or 28.1(b) or which would otherwise reasonably be expected to result in material adverse Tax consequences to Seller or any of its Affiliates or (ii) a claim for Taxes to which the Seller would be entitled pursuant to Section 28.1 and/or 28.2.

“Tax Returns” means all returns, reports, estimates, elections, claims for refund, declarations, information returns and statements of any nature regarding Taxes in any jurisdiction for any period, including any schedule, attachment or any amendment thereto.

“Tax”/”Taxes” means (i) all direct and indirect taxes, charges, imposts, fees, levies or other assessments (including any estimated payments thereof and interest, penalties or additions attributable thereto) imposed by and required to be paid to any federal, state, local, municipal, territorial, provincial or foreign Tax Authority or eligible administrative authority or court, including, without limitation, income, gross receipts, excise, capital gains, real property, personal property, escheat or unclaimed property, stamp, value added, withholding, employment, unemployment, health, insurance, social security, workers’ compensation, profits, customs, duties, alternative or add-on minimum, sales, use, goods and services, transfer, ad valorem, payroll and franchise taxes and (ii) any statutory liability for amounts described in clause (i), including transferee, successor or secondary liability, being or ceasing to be a member of any affiliated, consolidated, combined, unitary, VAT, group relief or similar tax group, or being included or required to be included in any Tax Return relating thereto, in each case of (i) and (ii) regardless if based on revenue, income or profit (earned or accrued) and if and to the extent payable to a Tax Authority and regardless whether levied by means of assessment, withholding or otherwise and in all cases together with surcharges, penalties, fees, costs, interests, public fees or duties and other additional amounts. For the avoidance of doubt, Taxes shall not include deferred Taxes and/or notional Taxes and other tax assets having an effect on a future tax position (such as loss, interest or EBITDA carry-forwards).

“Territory”/”Territories” means the countries listed in Annex 1.1-3.

“Third Party”/”Third Parties” means any Person other than a Party or any Affiliate of a Party.

“Third Party Claim” means any claim raised, legal or administrative proceedings commenced or threatened to be commenced against the Indemnitee by a Third Party, including Governmental Authorities.

“Trademarks” means trademarks, service marks, brand names, trade dress, logos, slogans, brand names, trade names, business names and all other indicia of origin, together with all translations, adaptations, derivations, and combinations thereof, and all registrations, applications for registration thereof, together with any extensions and renewals thereof and, in each case, all goodwill associated therewith.

“Transaction” means the transactions contemplated in this Agreement and/or any of the Ancillary Agreements.

“Transaction Expenses” means, to the extent not paid prior to the Closing, (a) all third party service provider fees and expenses (including data room and travel expenses) incurred prior to and including the Closing and payable by any Share Deal Entity in connection with this Agreement and the transactions contemplated hereby and thereby (including any fees and expenses of legal counsel, financial advisors, investment bankers, brokers and accountants) (b) any change in control payments, transaction bonuses, severance, retention payments or other similar arrangements payable by any Share Deal Entity as a result of the consummation of the transactions contemplated hereby.

“Transfer Documents” means the transfer documents regarding the transfer of the Sold Assets.

“Transitional Services Agreement” means the transitional services agreement entered into between the Seller and the Purchaser on the Closing Date, an agreed form of which is attached in Annex 1.1-4 hereto and which shall be amended and finalized pursuant to Section 12.4 before the Closing Date.

“VAT” means (i) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and (ii) any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in (i), or imposed elsewhere.

“Vigilance Transition Plan” means a plan in respect to the transfer of copies of the Sold Safety Data and the transition of pharmacovigilance, cosmetovigilance and materiovigilance activities from the Selling Entities to the Purchaser and any related transition services reasonably required by the Purchaser from the Seller or the Selling Entities.

“W&I Insurance” has the meaning given to it in Section 5.1 of the Annex 22.4.

1.2	Further terms have the meaning given to them throughout this Agreement and are defined where indicated below:

“A&P Underspending Amount”	as defined in Section 5.6(b)
“ACO Brand Earn-Out”	as defined in Section 5.2
“ACO Brand”	as defined in Section 5.1(a)
“Aco Hud”	as defined in Section (B)
“ACO Net Sales”	as defined in Section 5.1(b)
“Advice Request”	as defined in Section 10.2(a)
“Applicable Accounting Principles”	as defined in Section 6.2(d)
“Asset Purchase Price”	as defined in Section 4.3(a)
“Automatic Transfer Employee”	as defined in Section 20.1
“Base Amount”	as defined in Section 4.2(a)(i)(A)
“Biodermal Brand Earn-Out”	as defined in Section 5.3
“Biodermal Brand”	as defined in Section 5.1(c)
“Biodermal Net Sales”	as defined in Section 5.1(d)
“Closing Actions”	as defined in Section 11.3
“Closing Bring-down Certificate”	as defined in Section 11.3(o)
“Closing Conditions”	as defined in Section 8.1
“Closing Confirmation”	as defined in Section 11.6
“Closing Date Balance Sheets”	as defined in Section 6.1
“Closing Date Cash”	as defined in Section 4.2(a)(ii)(A)
“Closing Date Financial Debt”	as defined in Section 4.2(a)(ii)(B)
“Closing Date Statement”	as defined in Section 6.1
“Closing Date Working Capital”	as defined in Section 4.2(a)(ii)(C)
“Closing Date”	as defined in Section 11.1
“Commitment”	as defined in Section 10.1(c)
“Compensation Measure”	as defined in Section 5.6(a)
“Confidential Information”	as defined in Section 34.1(a)(i)
“Corporate Brands”	as defined in Section 21.1
“Covered Person”	as defined in Section 26.1
“Disclosing Party”	as defined in Section 34.1(d)
“Dutch Court”	as defined in Section 10.5(c)
“Dutch Selling Entity”	as defined in Section 10.1
“Dutch Sold Business”	as defined in Section 10.4(a)
“Earn-Out Business”	as defined in Section 5.1(e)
“Earn-Out Calculation”	as defined in Section 5.7(c)
“Earn-Out Discussion Period”	as defined in Section 5.7(f)
“Earn-Out Dispute Item”	as defined in Section 5.7(e)
“Earn-Out Financial Statements”	as defined in Section 5.7(a)
“Earn-Out Objection Notice”	as defined in Section 5.7(e)
“Earn-Out Payment”	as defined in Section 5.1(f)
“Earn-Out Review Period”	as defined in Section 5.7(e)
“Earn-Outs”	as defined in Section 5
“Final Closing Date Statement”	as defined in Section 6.8
“Final Cooperation Long Stop Date”	as defined in Section 19
“Final Share Purchase Price”	as defined in Section 4.2(c)(i)
“Final Total Purchase Price”	as defined in Section 4.2(c)(i)
“FY 2025 ACO Clawback Amount”	as defined in Section 5.2(c)(iv)(A)
“FY 2025 Biodermal Clawback Amount”	as defined in Section 5.3(c)(iv)(A)
“FY 2025”	as defined in Section 5.2(a)
“FY 2026”	as defined in Section 5.2(b)
“FY 2027 ACO Brand Maximum Earn-Out Amount”	as defined in Section 5.2(c)(ii)
“FY 2027 Biodermal Brand Maximum Earn-Out Amount”	as defined in Section 5.3(c)(ii)
“FY 2027”	as defined in Section 5.2(c)

“Global IP Transfer and License Agreement”	as defined in Section 3.1(b)
“Historic Accounting Principles”	as defined in Section 6.2(a)
“Indemnified Person”	as defined in Section 25.1
“Inventory Purchase Price”	as defined in Section 4.3(c)
“Inventory Transfer Date”	as defined in Section 18
“Investment Control Clearance”	as defined in Section 8.1(b)
“JSC”	as defined in Section 12.3
“Key Terms of Engagement”	as defined in Section 6.7(d)
“Local Asset Transfer Agreements”	as defined in Section 3.1(a)
“Long-Stop Date”	as defined in Section 11.7(a)(i)
“Lower Closing Date Working Capital Threshold”	as defined in Section 4.2(a)(ii)(F)
“Lump-Sum Compensation”	as defined in Section 11.7(c)(i)
“Medgenix Tech Transfer”	as defined in Section 7.4(b)
“Merger Control Clearances”	as defined in Section 8.1(a)
“Net Sales”	as defined in Section 5.1(g)
“Neutral Auditor”	as defined in Section 6.7(a)
“Nordics Reorganization Agreements”	as defined in Section 25.1
“Nordics Reorganization Completion Notice”	as defined in Section 7.3(d)
“Nordics Reorganization Plan”	as defined in Section 7.3(b)
“Nordics Reorganization”	as defined in Section 7.3(a)
“Notice of Objection”	as defined in Section 6.6(a)
“Offer Employee”	as defined in Section 20.1
“Party”	as defined in Section (1)
“Permitted Claims”	as defined in Section 25.1
“Perrigo Group”	as defined in Section (A)
“Perrigo Holding”	as defined in Section (B)
“Perrigo Pharma Holding NL”	as defined in Section (B)
“Post-Closing Sold Assets Taxes”	as defined in Section 28.1(a)(v)
“Potential Divestitures”	as defined in Section 9.4
“Pre-Closing Sold Assets Taxes”	as defined in Section 28.1(a)(iv)
“Preliminary Inventory Purchase Price”	as defined in Section 4.3(b)
“Preliminary Share Purchase Price”	as defined in Section 4.2(b)(i)
“Products”	as defined in Section (A)
“Prohibited Measure”	as defined in Section 5.6(a)
“Project Everyday Closing”	as defined in Section 8.1(e)
“Purchaser A&P Minimum Spend Obligation”	as defined in Section 5.6(b)
“Purchaser’s Related Parties”	as defined in Section 25.1
“Purchaser”	as defined in Section (2)
“Regulatory Clearances”	as defined in Section 8.1(b)
“Relevant Local GAAP”	as defined in Section 6.2(b)
“Relevant Personal Data”	as defined in Section 24.2
“RemainCo Shares”	as defined in Section 7.3(a)(i)
“RemainCo”	as defined in Section (B)
“Remaining ACO Brand Earn-Out Amount”	as defined in Section 5.6(c)(i)
“Remaining Biodermal Brand Earn-Out Amount”	as defined in Section 5.6(c)(ii)
“Remediation Period”	as defined in Section 5.6(c)
“Representatives”	as defined in Section 34.1(a)(ii)
“Retained Employee”	as defined in Section 20.3
“Review Period”	as defined in Section 6.6(a)
“Seller’s Bank Account”	as defined in Section 4.5
“Seller’s Indemnification Claims”	as defined in Section 25.2(a)
“Seller”	as defined in Section (1)
“Selling Entities”	as defined in Section (C)
“Share Deal Entities”	as defined in Section (B)
“Share Deal Entity Carve-Out Assets”	as defined in Section 7.3(a)(iii)

“Share Deal Entity Employee”	as defined in Section 20.1
“Share Purchase Price Adjustment Amount”	as defined in Section 4.2(c)(ii)
“Share Purchase Price”	as defined in Section 4.2(a)(i)
“Share Sellers”	as defined in Section (B)
“Share Transfer Instrument”	as defined in Section 2.2
“Silver Employee”	as defined in Section 20.1
“Sold Assets Taxes”	as defined in Section 28.1(a)(iv)
“Sold Business”	as defined in Section (C)
“Sold Shares”	as defined in Section (B)
“Sublicensees”	as defined in Section 21.3
“Surviving Sections”	as defined in Section 38.3
“Target Working Capital”	as defined in Section 4.2(a)(ii)(D)
“Tax Benefit”	as defined in Section 28.2(a)(iv)
“Tax Claim”	as defined in Section 28.2(a)
“Tax Indemnity”	as defined in Section 28.2(a)
“Total Asset Purchase Price”	as defined in Section 4.3(c)
“Total Purchase Price”	as defined in Section 4.1
“Trade Control Laws”	as defined in Section 27
“Transfer Plan”	as defined in Section 12.1
“Transfer Preparation Plan”	as defined in Section 12.2
“Transferred Employees”	as defined in Section 20.1
“Upper Closing Date Working Capital Threshold”	as defined in Section 4.2(a)(ii)(E)
“Waiver”	as defined in Section 25.2(b)
“Withholding Taxes”	as defined in Section 4.6(b)
“Working Capital Shortfall”	as defined in Section 4.2(a)(ii)(H)
“Working Capital Surplus”	as defined in Section 4.2(a)(ii)(G)
“Works Council Consultation Completion Notice”	as defined in Section 10.3
“Works Council Consultation”	as defined in Section 10.1
“Works Council”	as defined in Section 10.1

* * * * *

ANNEX 1.1-5

SOLD ASSETS

1.	Sold Trademarks

2.	Sold Domain Names

3.	Sold Designs

4.	Sold Formulation Know-How

5.	Sold Non-Registered Intellectual Property Rights

6.	Sold Product Registrations

7.	Sold Records and Sold Artwork

8.	Sold Safety Data

9.	Sold Commercialization Data

10.	Rights and obligations resulting from the Sold Agreements

11.	Sold Inventory

12.	Transferred Employees

* * * * *

ANNEX 22.4

REMEDIES AND OTHER PROVISIONS

1.	REMEDIES

1.1	Self-Contained Regime

The Parties hereby expressly exclude the application of sections 434 through 453 BGB as well as any and all statutory warranty claims thereunder and hereby agree that the Seller’s Representations in particular do not qualify as guarantees (Beschaffenheitsgarantien) within the meaning of sections 443 and 444 BGB. The remedies which the Purchaser may have against the Seller under or in connection with this Agreement are solely governed by this Agreement as set forth in Section 15 (No Other Remedies). Furthermore, the Parties confirm that the limitations to the Seller’s Representations, and Seller’s Covenants as specified in this Section 1 (Remedies) or otherwise in this Agreement shall form an integral part of the Seller’s Representations and the Seller’s Covenants, and that the Seller’s Representations and the Seller’s Covenants are only given subject to such provisions and limitations.

1.2	Damages

If a Claim results from a Seller Breach, the Seller shall have the right to put the Purchaser, or at the election of Purchaser, the Share Deal Entity, into the position the Purchaser or the Share Deal Entity, as applicable, would have been in without the Seller Breach. If restitution in kind is not possible or the Seller does not achieve this position within a period of thirty (30) Business Days after having been notified by the Purchaser, the Purchaser may claim monetary damages. Such damages shall only include actual and direct damages incurred by the Purchaser, and shall in particular not include (i) any indirect or consequential damages that are not reasonably foreseeable, (ii) losses caused by business interruptions that are not reasonably foreseeable, (iii) lost revenues that are not reasonably foreseeable, (iv) lost profit that are not reasonably foreseeable, (v) damages and losses to goodwill, or (vi) reputational damages, and (vii) the Purchaser is not entitled to claim damages based on any argument that the Total Purchase Price has been calculated upon incorrect assumptions (each loss for which Seller is liable hereunder, a ”Loss”).

1.3	No Termination

To the extent legally permissible, the right of the Purchaser to terminate this Agreement in case of any Claims and rights of the Purchaser in connection with a Seller Breach is excluded.

1.4	Exclusion of Other Rights

To the extent legally permissible, any Claims and rights of the Purchaser in connection with defects of the Sold Assets or a Seller Breach of any legal nature whatsoever (contractual, quasi-contractual, tort or otherwise) extending beyond the Claims expressly provided for in this Agreement, in particular further-reaching claims based on defects, claims in connection with pre-contractual liability or a breach of contractual obligations, rights to terminate this Agreement because of the lack of essential characteristics and claims arising in connection with a frustration of the purpose of this Agreement and any other rights to terminate this Agreement or exercise any right or remedy which would have a similar effect are excluded.

1.5	Purchaser Representation Breaches

For any Breaches of the Purchaser the provisions in Sections 1.1 to 1.4 of this Annex 22.4 shall apply mutatis mutandis.

2.	LIMITATIONS

2.1	The Seller shall not be liable in respect of any Claim to the extent that the matter giving rise to, or the Loss arising from, or any increase in that Claim:

(a)	occurs as a result of or is otherwise attributable to:

(i)	any change in the accounting reference date of any member of the Purchaser’s Group after the date of this Agreement;

(ii)	a change in the accounting policies or practices of any member of the Purchaser’s Group (including the method of submitting Tax Returns) introduced or having effect after the date of this Agreement;

(b)

would not have arisen or occurred but for an act, omission or transaction or arrangement after the Closing by any member of the Purchaser’s Group and where such person had actual knowledge that such act, omission, transaction or arrangement would or would be reasonably likely to give rise to or increase a Claim, except in relation to any voluntary act, omission, transaction or arrangement which is (i) contemplated by this Agreement or (ii) carried out pursuant to a legally binding commitment created on or before the Closing; and

(c)

arises as a consequence of any act or omission carried out: (i) in consequence of the execution and performance of and in accordance with the terms of this Agreement; or (ii) at the request or with the consent of a member of the Purchaser’s Group;

(d)

has been taken into account in any financial statements, accounts or balance sheet of any of the Share Deal Entities existing at the Signing Date and disclosed to the Purchaser prior to the Signing Date; or

2.2

Any payments actually made by the Seller in order to discharge a liability, which is or becomes excluded or reduced under this Section 2 of this Annex 22.4, shall be refunded by the Purchaser to the Seller within ten (10) Business Days upon the Purchaser obtaining knowledge of the occurrence of the event triggering such exclusion of liability. The Purchaser undertakes to properly inform, without undue delay, the Seller about any event which triggered an exclusion or reduction of liability or a refunding obligation under this Section 2 of this Annex 22.4.

2.3	Any Claim from the Purchaser against the Seller shall be time-barred (verjährt) eighteen (18) months after the Closing, except for

(a)	any Claim resulting from a breach of any of the Fundamental Representations, which shall become time-barred (verjährt) thirty-six (36) months after the Closing;

(b)	any Claim pursuant to Section 28 (Tax Responsibilities), which shall become time-barred (verjährt) in accordance with Section 28.4(b);

(c)

any Claim resulting from a Breach of the Seller’s post-Closing obligations under this Agreement or the Ancillary Agreements, shall be time-barred six (6) months after the cut-off date for the delivery of transitional services under the Ancillary Agreements; and

(d)

all Claims arising as a result of a willful or fraudulent breach of the Seller’s obligations under or in connection with this Agreement, which shall be time-barred (verjährt) in accordance with the statutory provisions set forth in sections 195, 199 BGB.

2.4

The time limitations pursuant to Section 2.3 of this Annex 22.4 for any Claim shall be suspended pursuant to section 209 BGB upon receipt of a Claim notice by the Seller. The suspension shall lapse six (6) months after receipt of the Claim notice by the Seller, unless court proceedings in accordance with Section 38.5 are commenced in which case the time limitations continue to be suspended pursuant to section 204 para. 1 no. 11 BGB. Section 203 BGB shall not apply.

3.	THRESHOLDS

3.1	The Seller shall only be liable for a Claim resulting from a Seller Representation Breach (which is not a breach of a Fundamental Representation) if

(a)	the amount of the liability under an individual Claim for Seller Representation Breaches exceeds the amount of 0.1% of the Total Purchase Price (the “De-Minimis Amount”); and

(b)

the aggregate amount of the liability of the Seller for all Seller Representation Breaches for which the individual liability exceeds the De-Minimis Amount exceeds an amount equal to 1% of the Total Purchase Price (the “Deductible”).

3.2

If the aggregate amount of individual Claims for Seller Representation Breaches exceeding the De-Minimis Amount exceeds the Deductible, then the Purchaser shall only be entitled to Claim the amount of individual Claims for Seller Representation Breaches exceeding the Deductible.

4.	LIABILITY CAP

4.1

The Seller’s aggregate liability for any and all Claims of the Purchaser for Breaches of any of the Seller Representations (other than the Fundamental Representations) or the Tax Indemnity shall not exceed an amount of EUR 1.00 (in words: one Euro) (“Liability Cap”).

4.2

The aggregate amount of the liability of the Seller for all Claims of the Purchaser resulting from any Breach of a Fundamental Representation with regard to the Sold Shares shall be limited to the Final Share Purchase Price actually received by the Seller.

4.3

The aggregate amount of the liability of the Seller for all Claims of the Purchaser resulting from any Breach of a Fundamental Representation with regard to the Sold Assets shall be limited to the Total Asset Purchase Price actually received by the Seller.

4.4

Except as otherwise set forth in this Section 4, the aggregate amount of the liability of the Seller for all Claims of the Purchaser resulting from any Seller Breach under this Agreement (other than the Seller Representations and, for the avoidance of doubt, except for Claims for specific performance to transfer the Sold Shares and the Sold Assets to the Purchaser under this Agreement (Erfüllungsanspruch)) shall be limited to twenty-five per cent (25%) of the Total Purchase Price actually received by the Seller.

4.5

The Seller’s overall liability under or in connection with this Agreement, but except for Claims of the Purchaser arising as a result of fraudulent (arglistige) or willful (vorsätzliche) breaches of a Seller’s obligations under or in connection with this Agreement, shall in no event exceed an aggregate amount of the Total Purchase Price actually received by the Seller.

5.	W&I INSURANCE

5.1

The Purchaser acknowledges and agrees that the Seller Representations (except for the Fundamental Representations) and the Tax Indemnity are solely given by the Seller with a view to enabling the Purchaser to take out a W&I Insurance. Against this background, the Purchaser acknowledges and agrees that (i) the combination of the Seller Representation (except for the

Fundamental Representations) and the Tax Indemnity with the Liability Cap shall not constitute a case of section 138 paragraph 1 BGB, and (ii) the Purchaser shall take out a customary warranty and indemnity insurance, including excess insurance coverage policies and coverage for the Tax Indemnity (“W&I Insurance” and the relevant insurance provider(s) as therein identified “Insurer”).

5.2

It is hereby acknowledged and agreed by the Parties that any liability of the Seller for any Claims of the Purchaser against the Seller for breaches of any of the Seller Representation (other than the Fundamental Representations) or the Tax Indemnity in excess of the Liability Cap shall be excluded and be EUR 0 (in words: zero Euros) (“Liability Exclusion”).Consequently, the Purchaser’s sole recourse for any claims for breaches of any of the Seller Representations (other than the Fundamental Representations) or the Tax Indemnity beyond the Liability Cap shall be only against the Insurer. The Parties agree that the risk of non-implementation of the W&I Insurance as well as the validity and collectability risk in respect of the W&I Insurance and hence, the risk to successfully claim and/or recover from the Insurer any Losses of the Purchaser resulting from a Claim for breaches of any of the Seller Representation (other than the Fundamental Representations) or the Tax Indemnity shall solely and irrevocably rest with the Purchaser. The Parties agree that the Liability Exclusion shall apply irrespective of whether the Purchaser takes out the W&I Insurance or not.

5.3

If and to the extent that any Claim of the Purchaser against the Seller for breaches of any of the Seller Representation (other than the Fundamental Representations) or the Tax Indemnity constitutes a valid and collectible claim of the Purchaser against the Insurer under the W&I Insurance, any liability of the Seller for such Claim shall be excluded. Accordingly, the Purchaser undertakes to recover any amount in respect of any such Claim solely from the Insurer under the W&I Insurance.

5.4

The Parties agree that the Purchaser shall seek to first use the available limit under the W&I Insurance also to cover any claims that it would have against the Seller for Breach of Fundamental Representations in order to utilize the W&I Insurance to the largest extent possible. Purchaser and Seller will discuss in good faith in each case whether the Purchaser shall make claims for Fundamental Representations against the W&I Insurance or against the Seller – but the final decision will be in the sole discretion of the Purchaser. If and to the extent the Purchaser has previously made successful Claim(s) in respect of a breach of the Fundamental Representations under the W&I Insurance, the Purchaser shall be entitled to claim payment from the Seller in respect of Claim(s) for breach of any of the Seller’s Representations (also for those not being Fundamental Representations) or the Tax Indemnity up to the aggregate amount by which the liability limit under the W&I Insurance was exhausted by such previous successful Claim(s) in respect of a breach of the Fundamental Representation under the W&I Insurance. For the avoidance of doubt, the Seller shall in such case only be liable to the Purchaser in the same amount and to the same extent that the W&I Insurer had been liable to the Purchaser under the W&I Insurance had the W&I Insurance not been exhausted by such previous successful Claim(s) in respect of a breach of the Fundamental Representations under the W&I Insurance provided that with respect to all claims brought by the Purchaser against the Seller regarding a breach of a Seller’s Representation in accordance with this Section 5.4 of this of this Annex 22.4 (i) Section 4.5 of this of this Annex 22.4 shall apply and (ii) Section 2.3(a) of this Annex 22.4 shall apply mutatis mutandis.

5.5

The Purchaser shall procure that the Insurer shall not be entitled, under the W&I Insurance or otherwise, to subrogate against the Seller except if the payment under the W&I Insurance or any loss as defined in the W&I Insurance arises out of Seller’s willful deceit (arglistige Täuschung) or willful misconduct.

6.	PURCHASER’S KNOWLEDGE

6.1

The Seller shall not be liable for a Claim resulting from a Seller Representation Breach (except for the Fundamental Representations) and the Purchaser cannot raise a Claim against the Seller if the facts or circumstances giving rise to such Claim are actually known (positive Kenntnis) by Christoffer Lorenzen, Egil Mølsted Madsen, Michael Kaltenborn, Larissa Luchmann, Esad Toric, and Richard Edström (“Purchaser Knowledge Person”) on the Signing Date.

6.2

The Purchaser Knowledge Persons shall be deemed to have actual knowledge (positive Kenntnis) of all matters and facts set out in this Agreement, including its Annexes and Schedules, as well as all matters and facts Fairly Disclosed in:

(a)

the documents and documented information of a commercial, financial, accounting, tax, legal and other nature concerning the Sold Shares, the Share Deal Entities, the Sold Assets, the Sold liabilities and the Sold Business made available to the Purchaser and/or the Purchaser’s Representatives during, or in connection with, their due diligence in the Data Room which include, inter alia,

(i)	the Disclosed Information; or

(ii)

the written statements (including in emails) made, and written answers given, to the Purchaser and/or the Purchaser’s Representatives during the question & answer (Q&A) process instituted with respect to the due diligence and during any other meetings or correspondence with any of (i) the Seller’s Representatives (including the Seller’s (managing) directors, employees, advisors and counsel) and/or (ii) the Seller and/or the Seller’s Affiliates and/or its respective Representatives (including their (managing) directors, employees, advisors and counsel), including in the course of the negotiation of this Agreement, in each case, for the avoidance of doubt, as recorded in writing and included in the Data Room.

For the purposes of this Agreement, “Fairly Disclosed” shall mean disclosed in a not misleading manner and in such reasonable detail that the relevant circumstances and inherent risks could be identified by an experienced and professional (i) Purchaser and/or (ii) advisor and by applying the standard of care of a prudent businessman.

7.	DUTY TO MITIGATE

The Seller’s liability for a Breach shall be excluded if and to the extent the Purchaser has caused or participated in causing or has aggravated the Claim or Losses resulting therefrom or failed to mitigate Losses pursuant to section 254 BGB.

8.	INSURED CLAIMS AND RECOVERY FROM THIRD PARTIES

The Seller’s liability for a Seller Representation Breach shall be excluded if and to the extent the damage incurred (i) is actually recovered under insurance policies (other than the W&I Insurance) or (ii) is actually recoverable from Third Parties (whereby any director, officer or employee of the Sold Business and Purchaser’s Representatives shall be deemed to be no third parties).

9.	NO DOUBLE RECOVERY

The Seller’s liability for a Breach shall be excluded if and to the extent the Purchaser has already recovered damages or obtained payment, reimbursement, restitution or indemnity more than once in respect of any Claim of the Purchaser against the Seller under this Agreement (no double dip).

10.	RECOVERING BENEFITS FROM THIRD PARTIES

Where the Purchaser is entitled to recover from a Third Party a sum which indemnifies or compensates it (in whole or in part) in respect of the liability or Loss which is the subject of a Claim resulting from a Breach, the Purchaser shall take all commercially reasonable steps to enforce such recovery and keep the Seller informed of the progress of any action taken. Any actual recovery (net of any taxation) shall reduce or satisfy, as the case may be, the Claim to the extent of that recovery. This Section 10 does not apply if and to the extent the Seller does not have any liability for the Claim of the Purchaser, e.g., due to the Liability Exclusion.

11.	CHANGES IN LEGISLATION

A Party shall not be liable to the other Party for any Claim resulting from a Breach if the damage incurred results from or is increased by the passing of, or any change in, after the Signing Date, any law, rule, regulation or administrative practice of any Governmental Authority.

12.	BENEFITS

Any amount to be recovered in relation to a Claim resulting from a Breach shall be reduced by present benefits of the Purchaser claiming the Breach related to the damage.

13.	FURTHER PROVISIONS

13.1	None of the limitations in this Annex 22.4 shall apply to any Claim which arises as a consequence of fraud or willful misconduct by or on behalf of the respective Party.

13.2

The Purchaser shall, except in the case of fraud or willful misconduct not make any claim against any employee, director, agent or officer of member of the Seller or any of its Affiliates on whom it may have relied in relation to any information supplied or omitted to be supplied by any such person in connection with the Seller Representations or this Agreement.

14.	CONDUCT OF CLAIMS

14.1	Notification Obligation

In case of an issue, matter or fact potentially giving rise to a Claim resulting from a Breach, the Indemnitee shall (i) promptly, and in no case later than one (1) month after the Indemnitee becomes aware of the matter, give written notice to the Indemnitor of the Breach, state the circumstances of the Breach in detail and, to the extent then feasible, set forth the estimated amount of damages for such Breach and (ii) shall grant the Indemnitor the opportunity to remedy the Breach within a reasonable period of time of at least two (2) months.

14.2	Third Party Claims

If Third Party Claims are raised, which is likely to result in a Claim being made under this Agreement, the Indemnitee shall notify the Indemnitor according to Section 14.1 of such Third Party Claim. The Indemnitee shall (i) provide the Indemnitor with all materials, information and assistance relevant in relation to the Third Party Claim, (ii) give the Indemnitor reasonable opportunity to comment and discuss with the Indemnitee any measures which the Indemnitor proposes to take or to omit in connection with a Third Party Claim.

14.3	Cooperation

If and to the extent the Indemnitor depends on the cooperation of the Indemnitee, the Indemnitee shall, to the extent legally possible, at the request and expense of the Indemnitor, take all reasonable steps the Indemnitor may reasonably request from the Indemnitee in that respect.

14.4	No Admissions

No admission of a Third Party Claim shall be made by or on behalf of the Indemnitee and the Third Party Claim shall not be disposed of or settled without the prior written consent of the Indemnitor.

14.5	Conduct

The Indemnitor shall be entitled in its discretion to take such action as it deems necessary or appropriate to avoid, dispute, deny, defend, resist, appeal, compromise or contest the Third Party Claim (including making counter claims or other claims against Third Parties) in the name of and on behalf of the Indemnitee. The Indemnitee shall give all such information and assistance, as described above, including access to premises and personnel and the right to examine and copy or photograph any assets, accounts, documents and records as the Indemnitor or its professional advisors may from time to time request. The Indemnitor agrees to keep all such information confidential and to use it only for such purpose.

14.6	Costs and Expenses

To the extent that the Indemnitor is liable to the Indemnitee for damages under this Agreement all costs and expenses incurred by the Indemnitor in defending such claim shall be borne by the Indemnitor; if the Indemnitor was not in breach, any costs and expenses reasonably incurred by it in connection with the defense (including advisers’ fees) shall be borne by the Indemnitee.

14.7	Failure to Comply

The failure of the Indemnitee to comply with its obligations under this Section 14 shall release the Indemnitor from its obligation to pay damages or to indemnify under this Agreement.

14.8	Purchase Price Adjustment

Any payments of the Indemnitor to the Indemnitee in connection with this Section 14 shall be considered as an adjustment of the Total Purchase Price.

14.9	Competence of Seller and Purchaser

Any claims or other remedies under or in connection with this Agreement, or the agreements concluded in connection with it shall be exclusively asserted, negotiated and settled between the Seller and the Purchaser. Each Party shall procure that their respective Affiliates act in accordance with the provisions in this Section 14.9 and shall fully indemnify the respective other Party in case of non-compliance with this obligation.

14.10	W&I Insurance

This Section 14 does not apply if and to the extent the Seller does not have any liability for the Claim of the Purchaser, e.g., due to the Liability Exclusion

15.	NO OTHER REMEDIES

15.1

The remedies which the Purchaser may have against the Seller under or in connection with this Agreement shall solely be governed by this Agreement and shall be the exclusive remedies available to the Purchaser. In particular, any right of the Purchaser to lower the Total Purchase Price or any portion thereof in any other way, to terminate this Agreement by way of rescission or otherwise withdraw from this Agreement or to require the winding up of the Transaction contemplated hereunder on any other legal basis, any claims for breach of pre-contractual obligations including but not limited to claims arising under sections 241 para. 2, 311 para. 2 and 3 BGB or ancillary obligations, claims arising under sections 241 para. 2, 280 BGB, or based on section 313 BGB are hereby expressly excluded and waived by the Purchaser, such waiver hereby being accepted by the Seller.

15.2

If and to the extent the exclusion of claims based on section 313 BGB is, despite the risk allocation agreed upon between the Parties in this Agreement, held invalid, such exclusion shall be construed, to the extent legally permissible, to set the thresholds for such principles to apply particularly high and to limit respective remedies to adjustment of this Agreement under exclusion of the right to terminate this Agreement by way of rescission. Further, all remedies of the Purchaser for defects of the purchase object, including but not limited to claims arising under sections 437 through 441 BGB, and the right to rescind this Agreement are hereby expressly excluded.

15.3

If and to the extent permitted by law, any claims and remedies of the Purchaser other than those explicitly provided for in this Agreement, regardless of their nature, amount or legal basis, including the claims and remedies referred to in Sections 15.1 and 15.2 are hereby expressly excluded and waived by the Purchaser, such waiver hereby being accepted by the Seller.

15.4

The limitations of this Section 15 (No Other Remedies) as well as any other limitations and exclusions of liability pursuant to this Agreement shall not apply to any rights and remedies for fraudulent deceit by or on behalf of the Seller or the Seller’s own willful misconduct, in which case statutory law shall apply. The Seller’s liability for (i) fraud and willful misconduct by any vicarious agent within the meaning of section 278 BGB of the Seller, if any, other than the individuals listed in Annex 1.1-2, (ii) any claims based on the application (including analogous application) of section 166 BGB, (iii) claims based on any attribution of knowledge or responsibility, including in respect of vicarious agents or other third parties, or (iv) claims or rights based on tort or any other legal grounds is, under and in connection with this Agreement, comprehensively and for all purposes excluded to the largest extent legally permissible.

15.5	The Purchaser acknowledges and agrees that

(a)

the Purchaser has made its own evaluation of the adequacy and accuracy of any past information, forecasts, estimates, budgets or projections (including the reasonableness of the assumptions underlying the same);

(b)

no (managing) director, board members, employee or advisor of any of the Seller Entities or the Share Deal Entities other than the individuals listed in Annex 1.1-2 is or was at any time authorized to act on behalf of or as vicarious agent for the Seller in the performance of their duties as Seller or under or in connection with this Agreement; and

(c)

the Seller shall have no liability to the Purchaser whatsoever in the event any of the persons mentioned under lit. (b) above or any advisor or vicarious agent of the Seller carelessly, negligently (fahrlässig) or intentionally (other than the individuals listed in Annex 1.1-2) failed or fails to disclose information in any respect or way to the Purchaser before Closing concerning the Sold Shares, the Share Deal Entities, the Sold Assets and/or the Sold Business (except such failure to disclose also constitutes a Seller Representation Breach).

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ANNEX 23.1

PURCHASER REPRESENTATIONS AND CONFIRMATIONS

1.	PURCHASER REPRESENTATIONS

The Purchaser hereby guarantees by way of an independent promise of guarantee (selbständiges Garantieversprechen) pursuant to section 311 para. 1 BGB that the statements set forth in this Annex 23.1 are true and correct as at the Signing Date and the Closing Date, unless a different date is set out in the relevant representation:

1.1	Status of the Purchaser

(a)	The Purchaser is validly existing and is a company duly incorporated and registered under the laws of the jurisdiction of its incorporation.

(b)	The Purchaser has the legal right, power and authority and all necessary consents and authorizations to enter into and perform its obligations under this Agreement.

(c)

This Agreement constitutes legal, valid and binding obligations on the Purchaser and will be enforceable against the Purchaser in accordance with its terms subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity.

(d)	The entry into and performance of its obligations under this Agreement by the Purchaser will not conflict with or breach any provision of its constitutional documents.

(e)	The Purchaser is entering into this Agreement on its own behalf and not on behalf of any Third Party.

(f)

There is no claim, action, proceeding or suit by or before any Governmental Authority or pending or threatened, which in any such case would or would reasonably be expected to impair or delay the Purchaser’s ability to perform their obligations under this Agreement or any Ancillary Agreements and to consummate the Transaction.

1.2	Sufficiency of available funds

The Purchaser has immediately available funds or obtained binding and irrevocable financing commitments that is sufficient to enable it to complete the Transaction in accordance with the terms hereof and to perform all of its obligations under this Agreement or any Ancillary Agreement.

1.3	No Insolvency

No insolvency or similar proceedings have been, or have been threatened in writing to be, opened over or applied for regarding the assets of the Purchaser. The Purchaser is not illiquid (zahlungsunfähig) or over-indebted (überschuldet) within the meaning of sections 16 et seq. of the German Insolvency Code (Insolvenzordnung – InsO) or any other comparable applicable insolvency laws of other applicable jurisdictions.

1.4	No broker

There is no broker, finder, financial advisor or other Person acting or who has acted on behalf of the Purchaser or its Affiliates who is entitled to receive any fee from the Seller or its Affiliates in connection with the Transaction.

1.5	Regulatory Analysis

(a)

The information provided by or on behalf of the Purchaser and/or the Purchaser’s Representatives to the Seller prior to the Signing Date concerning the Purchaser and/or its respective Affiliates with respect to and in preparation of the filings to obtain the Clearances (including the breakdown of revenues per country) is for the purposes of the preparation of the filings complete, correct, not misleading and does not omit anything that would materially change the analysis and/or would trigger the requirement of any (additional) regulatory clearances being obtained prior to consummation of the Transaction, other than those that are set forth in this Agreement.

(b)

Subject to the information provided by or on behalf of the Seller and/or the Seller’s Representatives to the Purchaser prior to the Signing Date concerning the Seller, the Group Companies and/or their respective Affiliates with respect to and in preparation of the filings to obtain the Clearances (including the breakdown of revenues per country) for the purposes of the preparation of the filings being complete, correct, not misleading and not omitting anything that would materially change the analysis and/or would trigger the requirement of any (additional) regulatory clearances being obtained prior to consummation of the Transaction, other than those that are set forth in this Agreement, any assessments provided by or on behalf of the Purchaser or the Purchaser’s Representatives to the Seller and/or its advisors with respect to required Clearances and respective filing requirements have been prepared in good faith and with due care on the basis of relevant (local) legal counsel advice and were with regard to this particular Transaction reasonably comprehensive and not misleading.

2.	CONFIRMATIONS OF PURCHASER

2.1	Inspection, Investigation and Disclosed Information

The Purchaser confirms that when entering into this Agreement the Purchaser solely relies on (i) its inspection and investigation of the Sold Shares, the Sold Assets, the Assumed Liabilities and the Sold Business conducted in the sole responsibility of the Purchaser, and (ii) the Disclosed Information.

2.2	No Known Claims

As at the Signing Date, the Purchaser does not have any actual knowledge (positive Kenntnis) of any facts or circumstances, which could give rise to a Claim for Seller Breach against the Seller under this Agreement.

2.3	No Insurance Benefits

The Purchaser acknowledges and agrees that, subject to the requirements of mandatory law, no insurance coverage nor any rights to the proceeds of any insurance regarding the Products will be assigned or transferred to it.

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